Enhanced Disclosure Task Force (EDTF) Recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF

			Pages
					Supplementary Regulatory Capital Disclosures
Type of risk	Number	Disclosure	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.	75-76, 80, 88
	2	The Bank’s risk to terminology, measures and key parameters.	71-74
	3	Top and emerging risks, and the changes during the reporting period.	78-79, 84-87
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	53-54, 96-97, 113-114
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	69-71
	6	Description of risk culture and procedures applied to support the culture.	71-74
	7	Description of key risks from the Bank’s business model.	75-77
	8	Stress testing use within the Bank’s risk governance and capital management.	72
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	53-54	208	3-4
	10	a) Regulatory capital components.	55		19-22
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			16-17
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	56-57		75
	12	Discussion of targeted level of capital, and the plans on how to establish this.	53-54
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	60-64, 77, 122	178, 233	6, 37-48, 78, 85
	14	Analysis of the capital requirements for each Basel asset class.	60-64	178, 227-233	14-15, 35, 60-62, 66
	15	Tabulate credit risk in the Banking Book.	60-64	228	14-15, 35, 60-62, 66
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	60-64		77
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	61-63		51-54
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	94-97
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	96
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	99-101
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	98-99
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	93
	23	Discussion of significant trading and non-trading market risk factors.	89-94	232-233
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	89-94	232-233
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	89-94	233
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	84-87, 116-122	189-190, 229-231	35, 60-62
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		153-158, 190
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	84, 116-117, 119, 120	190	32-33
	29	Analysis of counterparty credit risk that arises from derivative transactions.	82-83	176, 179
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	82-83, 85
Other risks	31	Quantified measures of the management of operational risk.	64, 102
	32	Discussion of publicly known risk items.	68

12  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis

14	Forward-looking statements

15	Non-GAAP measures

21	Financial highlights

Overview of Performance

22	Financial results: 2019 vs 2018

22	Medium-term objectives

22	Shareholder returns

23	Economic outlook

23	Impact of foreign currency translation

Group Financial Performance

24	Net income

24	Net interest income

26	Non-interest income

27	Provision for credit losses

29	Non-interest expenses

30	Income taxes

31	Financial results review: 2018 vs 2017

33	Fourth quarter review

35	Trending analysis

Business Line Overview

36	Overview

38	Canadian Banking

42	International Banking

46	Global Banking and Markets

49	Global Wealth Management
50	Other

Group Financial Condition

52	Statement of financial position

53	Capital management

64	Off-balance sheet arrangements

67	Financial instruments

68	Selected credit instruments – publically known risk items

Risk Management

69	Risk management framework

80	Credit risk

88	Market risk

94	Liquidity risk

102	Other risks

Controls and Accounting Policies

107	Controls and procedures

107	Critical accounting estimates

111	Future accounting developments

113	Regulatory developments

115	Related party transactions

Supplementary Data

116	Geographic information

118	Credit risk

123	Revenues and expenses

125	Selected quarterly information

126	Eleven-year statistical review

2019 Scotiabank Annual Report  |  13

Management’s Discussion and Analysis

Forward Looking Statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 26, 2019

14  |  2019 Scotiabank Annual Report

Management’s Discussion & Analysis

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the year ended October 31, 2019. The MD&A should be read in conjunction with the Bank’s 2019 Consolidated Financial Statements, including the Notes. This MD&A is dated November 26, 2019.

Additional information relating to the Bank, including the Bank’s 2019 Annual Report, are available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2019 Annual Report and Annual Information Form are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition	and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A.	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Canadian and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The costs for 2019 relate to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic. The costs for 2018 relate to BBVA, Chile and Citibank, Colombia.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian and International Banking operating segments.

B.

Net (gain)/loss on divestitures – The Bank has announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The net loss attributable to equity holders of $308 million was recorded in the Other segment, relating to the following divestitures (refer to Note 37 for further details):

•	Gain on sale of banking operations in the Caribbean (closed Q4, 2019)

•	Loss on sale of Colfondos AFP announced in Q4, 2019

•	Loss on sale of operations in Puerto Rico announced in Q3, 2019

•	Gain on divestiture of Scotia Crecer AFP and Scotia Seguros in the Dominican Republic (closed Q2, 2019)

•	Loss on sale of the insurance and banking operations in El Salvador announced in Q2, 2019

2019 Scotiabank Annual Report  |  15

Management’s Discussion and Analysis

T1  Reconciliation of reported and adjusted results and diluted earnings per share

As at October 31 ($ millions)	2019	2018	2017
Reported Results
Net interest income	$17,177	$16,191	$15,035
Non-interest income	13,857	12,584	12,120
Total revenue	31,034	28,775	27,155
Provision for credit losses	3,027	2,611	2,249
Non-interest expenses	16,737	15,058	14,630
Income before taxes	11,270	11,106	10,276
Income tax expense	2,472	2,382	2,033
Net income	$8,798	$8,724	$8,243
Net income attributable to non-controlling interests in subsidiaries (NCI)	408	176	238
Net income attributable to equity holders	8,390	8,548	8,005
Net income attributable to common shareholders	8,208	8,361	7,876
Diluted earnings per share (in dollars)	$6.68	$6.82	$6.49
Adjustments
Acquisition and divestiture-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$151	$404	$–
Integration costs(2)	178	101	–
Amortization of Acquisition-related intangible assets, excluding software(2)	116	86	82
Acquisition-related costs	445	591	82
Net loss on divestitures(3)	148	–	–
Acquisition and divestiture-related amounts (Pre-tax)	593	591	82
Income tax expense/(benefit)	18	(171)	(22)
Acquisition and divestiture-related amounts (After tax)	611	420	60
Adjustment attributable to NCI	(50)	(122)	–
Acquisition and divestiture-related amounts (After tax and NCI)	$561	$298	$60
Adjusted Results
Net interest income	$17,177	$16,191	$15,035
Non-interest income	13,984	12,584	12,120
Total revenue	31,161	28,775	27,155
Provision for credit losses	2,876	2,207	2,249
Non-interest expenses	16,422	14,871	14,548
Income before taxes	11,863	11,697	10,358
Income tax expense	2,454	2,553	2,055
Net income	$9,409	$9,144	$8,303
Net income attributable to NCI	458	298	238
Net income attributable to equity holders	8,951	8,846	8,065
Net income attributable to common shareholders	$8,769	$8,659	$7,936
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$8,769	$8,659	$7,936
Dilutive impact of share-based payment options and others	160	72	59
Adjusted net income attributable to common shareholders (diluted)	$8,929	$8,731	$7,995
Weighted average number of basic common shares outstanding (millions)	1,222	1,213	1,203
Dilutive impact of share-based payment options and others (millions)	29	16	20
Adjusted weighted average number of diluted common shares outstanding (millions)	1,251	1,229	1,223
Adjusted diluted earnings per share (in dollars)(4)	$7.14	$7.11	$6.54
Impact of adjustments on diluted earnings per share (in dollars)	$0.46	$0.29	$0.05

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.
(4)	Earnings per share calculations are based on full dollar and share amounts.

16  |  2019 Scotiabank Annual Report

T2  Reconciliation of reported and adjusted results by business line

Canadian Banking(1)

As at October 31 ($ millions)	2019	2018	2017
Reported Results
Net interest income	$8,284	$7,898	$7,363
Non-interest income	5,609	5,452	5,488
Total revenue	13,893	13,350	12,851
Provision for credit losses	972	794	913
Non-interest expenses	6,943	6,654	6,487
Income before taxes	5,978	5,902	5,451
Income tax expense	1,554	1,538	1,387
Net income	$4,424	$4,364	$4,064
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–	–
Net income attributable to equity holders	$4,424	$4,364	$4,064
Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$–	$–
Integration costs(3)	27	31	–
Amortization of acquisition-related intangible assets, excluding software(3)	56	40	35
Acquisition-related costs (Pre-tax)	83	71	35
Income tax expense/(benefit)	(22)	(19)	(9)
Adjustments for Acquisition-related costs (After tax)	61	52	26
Adjustment attributable to NCI	–	–	–
Adjustments for Acquisition-related costs (After tax and NCI)	$61	$52	$26
Adjusted Results
Net interest income	$8,284	$7,898	$7,363
Non-interest income	5,609	5,452	5,488
Total revenue	13,893	13,350	12,851
Provision for credit losses	972	794	913
Non-interest expenses	6,860	6,583	6,452
Income before taxes	6,061	5,973	5,486
Income tax expense	1,576	1,557	1,396
Net income	$4,485	$4,416	$4,090
Net income attributable to NCI	–	–	–
Net income attributable to equity holders	$4,485	$4,416	$4,090

(1)	Refer to Business Line Overview on page 36.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

2019 Scotiabank Annual Report  |  17

Management’s Discussion and Analysis

T2  Reconciliation of reported and adjusted results by business line

International Banking(1)

As at October 31 ($ millions)	2019	2018	2017
Reported Results
Net interest income	$8,482	$7,322	$6,726
Non-interest income	5,006	4,111	3,688
Total revenue	13,488	11,433	10,414
Provision for credit losses	2,076	1,867	1,294
Non-interest expenses	7,027	6,111	5,664
Income before taxes	4,385	3,455	3,456
Income tax expense	998	706	828
Net income	$3,387	$2,749	$2,628
Net income attributable to non-controlling interests in subsidiaries (NCI)	391	176	238
Net income attributable to equity holders	$2,996	$2,573	$2,390
Adjustments
Acquisition-related costs
Day 1 provision for credit losses on acquired performing financial instruments(2)	$151	$404	$–
Integration costs(3)	151	70	–
Amortization of Acquisition-related intangible assets, excluding software(3)	60	46	47
Acquisition-related costs (Pre-tax)	362	520	47
Income tax expense/(benefit)	(104)	(152)	(13)
Adjustments for Acquisition-related costs (After tax)	258	368	34
Adjustment attributable to NCI	(66)	(122)	–
Adjustments for Acquisition-related costs (After tax and NCI)	$192	$246	$34
Adjusted Results
Net interest income	$8,482	$7,322	$6,726
Non-interest income	5,006	4,111	3,688
Total revenue	13,488	11,433	10,414
Provision for credit losses	1,925	1,463	1,294
Non-interest expenses	6,816	5,995	5,617
Income before taxes	4,747	3,975	3,503
Income tax expense	1,102	858	841
Net income	$3,645	$3,117	$2,662
Net income attributable to NCI	457	298	238
Net income attributable to equity holders	$3,188	$2,819	$2,424

(1)	Refer to Business Line Overview on page 36.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.

18  |  2019 Scotiabank Annual Report

T2  Reconciliation of reported and adjusted results by business line

Other(1)

As at October 31 ($ millions)	2019	2018	2017
Reported Results
Net interest income	$(985)	$(483)	$(390)
Non-interest income/(loss)	158	(53)	(344)
Total revenue	(827)	(536)	(734)
Provision for credit losses	1	–	–
Non-interest expenses	304	60	319
Income before taxes	(1,132)	(596)	(1,053)
Income tax expense/(benefit)	(585)	(449)	(786)
Net income (loss)	$(547)	$(147)	$(267)
Net income attributable to non-controlling interests in subsidiaries (NCI)	17	–	–
Net income (loss) attributable to equity holders	$(564)	$(147)	$(267)
Adjustments
Adjustments for Net loss on divestitures (Pre-tax)(2)	$148	$–	$–
Income tax expense/(benefit)	144	–	–
Net loss on divestitures (After tax)	292	–	–
Adjustment attributable to NCI	16	–	–
Net loss on divestitures (After tax and NCI)	$308	$–	$–
Adjusted Results
Net interest income	$(985)	$(483)	$(390)
Non-interest income	285	(53)	(344)
Total revenue	(700)	(536)	(734)
Provision for credit losses	1	–	–
Non-interest expenses	283	60	319
Income before taxes	(984)	(596)	(1,053)
Income tax expense/(benefit)	(729)	(449)	(786)
Net income (loss)	$(255)	$(147)	$(267)
Net income attributable to NCI	1	–	–
Net income (loss) attributable to equity holders	$(256)	$(147)	$(267)

(1)	Refer to Business Line Overview on page 36.
(2)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

For the year ended October 31 ($ millions)	2018			2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$7,322	$27	$7,295	$6,726	$107	$6,619
Non-interest income	4,111	13	4,098	3,688	76	3,612
Total revenue	11,433	40	11,393	10,414	183	10,231
Provision for credit losses	1,867	52	1,815	1,294	44	1,250
Non-interest expenses	6,111	54	6,057	5,664	120	5,544
Income tax expense	706	(15)	721	828	5	823
Net Income	$2,749	$(51)	$2,800	$2,628	$14	$2,614
Net income attributable to non-controlling interest in subsidiaries	$176	$(1)	$177	$238	$6	$232
Net income attributable to equity holders of the Bank	$2,573	$(50)	$2,623	$2,390	$8	$2,382
Other measures
Average assets ($ billions)	$168	$1	$167	$148	$(3)	$151
Average liabilities ($ billions)	$131	$–	$131	$115	$1	$114

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 23.

2019 Scotiabank Annual Report  |  19

Management’s Discussion and Analysis

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the first quarter of 2019, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 10.0% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 9.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. Prior period returns on equity for the business segments have not been restated.

20  |  2019 Scotiabank Annual Report

T3  Financial highlights

As at and for the years ended October 31	2019(1)(2)	2018(1)	2017
Operating results ($ millions)
Net interest income	17,177	16,191	15,035
Non-interest income	13,857	12,584	12,120
Total revenue	31,034	28,775	27,155
Provision for credit losses	3,027	2,611	2,249
Non-interest expenses	16,737	15,058	14,630
Income tax expense	2,472	2,382	2,033
Net income	8,798	8,724	8,243
Net income attributable to common shareholders	8,208	8,361	7,876
Operating performance
Basic earnings per share ($)	6.72	6.90	6.55
Diluted earnings per share ($)	6.68	6.82	6.49
Return on equity (%)	13.1	14.5	14.6
Productivity ratio (%)	53.9	52.3	53.9
Operating leverage (%)	(3.3)	3.0	2.4
Core banking margin (%)(3)	2.44	2.46	2.46
Financial position information ($ millions)
Cash and deposits with financial institutions	46,720	62,269	59,663
Trading assets	127,488	100,262	98,464
Loans	592,483	551,834	504,369
Total assets	1,086,161	998,493	915,273
Deposits	733,390	676,534	625,367
Common equity	63,638	61,044	55,454
Preferred shares and other equity instruments	3,884	4,184	4,579
Assets under administration(4)	558,408	517,596	470,198
Assets under management(4)	301,631	280,656	206,675
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.1	11.5
Tier 1 capital ratio (%)	12.2	12.5	13.1
Total capital ratio (%)	14.2	14.3	14.9
Leverage ratio (%)	4.2	4.5	4.7
CET1 risk-weighted assets ($ millions)(5)	421,185	400,507	376,379
Liquidity coverage ratio (LCR) (%)	125	124	125
Credit quality
Net impaired loans ($ millions)(6)	3,540	3,453	2,243
Allowance for credit losses ($ millions)(7)	5,145	5,154	4,327
Net impaired loans as a % of loans and acceptances(6)	0.58	0.60	0.43
Provision for credit losses as a % of average net loans and acceptances(8)	0.51	0.48	0.45
Provision for credit losses on impaired loans as a % of average net loans and acceptances(8)	0.49	0.43	0.45
Net write-offs as a % of average net loans and acceptances	0.50	0.44	0.50
Adjusted results(3)
Adjusted net income ($ millions)	9,409	9,144	8,303
Adjusted diluted earnings per share ($)	7.14	7.11	6.54
Adjusted return on equity (%)	13.9	14.9	14.7
Adjusted productivity ratio (%)	52.7	51.7	53.6
Adjusted operating leverage (%)	(2.1)	3.7	(0.2)
Adjusted provision for credit losses as a % of average net loans and acceptances(8)	0.49	0.41	0.45
Common share information
Closing share price ($) (TSX)	75.54	70.65	83.28
Shares outstanding (millions)
Average – Basic	1,222	1,213	1,203
Average – Diluted	1,251	1,229	1,223
End of period	1,216	1,227	1,199
Dividends paid per share ($)	3.49	3.28	3.05
Dividend yield (%)(9)	4.9	4.2	4.0
Market capitalization ($ millions) (TSX)	91,867	86,690	99,872
Book value per common share ($)	52.33	49.75	46.24
Market value to book value multiple	1.4	1.4	1.8
Price to earnings multiple (trailing 4 quarters)	11.2	10.2	12.7
Other information
Employees (full-time equivalent)(4)	101,813	97,021	87,761
Branches and offices	3,109	3,095	3,003

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(2)	The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated.
(3)	Refer to page 15 for a discussion of Non-GAAP measures.
(4)	Prior period amounts have been restated to conform with current period presentation.
(5)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 in 2018 and scalars of 0.72, 0.77 and 0.81 in 2017 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(6)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, prior to 2018.
(7)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(8)	Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.
(9)	Based on the average of the high and low common share price for the year.

2019 Scotiabank Annual Report  |  21

Management’s Discussion and Analysis

Overview of Performance

Financial Results: 2019 vs 2018

Net income was $8,798 million, up 1% from $8,724 million last year. Diluted earnings per share (EPS) were $6.68 compared to $6.82. Return on equity was 13.1% compared to 14.5%.

Adjusting for the impact of Acquisition and divestiture-related amounts (refer to Non-GAAP Measures), net income was $9,409 million, up 3% from $9,144 million. Net income was positively impacted by increases in net interest income and non-interest income. Partially offsetting were higher provision for credit losses and higher non-interest expenses. Adjusted Diluted EPS were $7.14 compared to $7.11 and adjusted Return on equity was 13.9% compared to 14.9%.

Net interest income was $17,177 million, an increase of $986 million or 6%, mainly from the impact of acquisitions. Also contributing to the increase was growth in core banking assets, partly offset by the negative impact of foreign currency translation.

The core banking margin of 2.44% was two basis points lower. The change in business mix from the impact of acquisitions in International Banking and higher margins in Canadian Banking were more than offset by lower spreads on asset/liability management activities, and lower margins in Global Banking and Markets.

Non-interest income was up $1,273 million or 10% to $13,857 million. The impact of acquisitions contributed 6% of the growth. The remaining 4% growth was primarily from higher banking revenues and gains on investments, partly offset by the higher benefit in the prior year from Alignment of reporting periods for certain businesses with the Bank.

The provision for credit losses was $3,027 million, compared to $2,611 million, an increase of $416 million. Adjusting for the Day 1 provision on acquired performing financial instruments recorded in both years, the provision for credit losses increased $669 million or 30% due primarily to higher provisions in the International Banking and Canadian Banking retail portfolios. The provision for credit losses ratio was 51 basis points, up three basis points from 48 basis points last year. Adjusting for the Day 1 provision on acquired performing financial instruments, the provision for credit losses ratio was 49 basis points, eight basis points above last year.

Non-interest expenses increased $1,679 million or 11%. Adjusting for Acquisition and divestiture-related amounts, non-interest expenses grew 10%. The prior year’s remeasurement of an employee benefit liability from certain plan modifications (“benefits remeasurement”), the impact of acquisitions and the new revenue accounting standard that requires card expenses to be netted against card revenues contributed to approximately 6% of the growth. The remaining 4% growth was due to investments in technology and regulatory initiatives, higher performance based compensation and share-based payments, partly offset by the positive impact of foreign currency translation.

The productivity ratio was 53.9% compared to 52.3%. Adjusting for Acquisition and divestiture-related amounts and the impact of prior year’s benefits remeasurement, the productivity ratio was 52.7%. Operating leverage on a reported basis was negative 3.3%. Adjusting for Acquisition and divestiture-related amounts, operating leverage was negative 2.1%. The benefits remeasurement negatively impacted operating leverage by 1.5%.

The provision for income taxes was $2,472 million, an increase of $90 million. The Bank’s overall effective tax rate for the year was 21.9% compared to 21.5% last year. The increase in the effective tax rate was due primarily to higher taxes related to the divestitures of foreign operations.

The Basel III Common Equity Tier 1 ratio was 11.1% as at October 31, 2019, compared to 11.1% last year, and remained well above the regulatory minimum.

Medium-term financial objectives

The following table provides a summary of our 2019 performance against our medium-term financial performance objectives:

	2019 Results

	Reported	Adjusted(1)
Diluted earnings per share growth of 7%+	(2.1)%	0.4%
Return on equity of 14%+	13.1%	13.9%
Achieve positive operating leverage	Negative 3.3%	Negative 2.1%
Maintain strong capital ratios	CET1 capital ratio of 11.1%	CET1 capital ratio of 11.1%

(1)	Refer to non-GAAP measures on page 15.

Shareholder Returns

In fiscal 2019, the total shareholder return on the Bank’s shares was 12.4%, compared to the total return of the S&P/TSX Composite Index of 13.4%.

The total compound annual shareholder return on the Bank’s shares over the past five years was 6.4%, and 9.8% over the past 10 years. This exceeded the total annual return of the S&P/TSX Composite Index, which was 5.6% over the past five years and 7.4% over the last 10 years.

Dividends were raised twice during the year – a two cent increase effective the second quarter and a further three cent increase effective the fourth quarter. As a result, dividends per share totaled $3.49 for the year, up 6% from $3.28 in 2018. The dividend payout ratio of 51.9% for the year was slightly above the Bank’s target payout range of 40-50%.

C1 Closing common share price as at October 31

22  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Overview of Performance

T4  Shareholder returns

For the years ended October 31	2019	2018	2017
Closing market price per common share ($)	75.54	70.65	83.28
Dividends paid ($ per share)	3.49	3.28	3.05
Dividend yield (%)(1)	4.9	4.2	4.0
Increase (decrease) in share price (%)	6.9	(15.2)	15.5
Total annual shareholder return (%)(2)	12.4	(11.6)	20.3

(1)	Dividend yield is calculated as the dividend paid divided by the average of the high and low common share price for the year.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

C2	Return to common shareholders Share price appreciation plus dividends reinvested, 2009=100

Economic Outlook

Global uncertainty remains elevated owing largely to developments in US trade policy. The trade conflict between China and the US is now clearly affecting global business sentiment and activity, and indications are that this uncertainty will continue for some time. Partly in response to these developments, and to counter further negative developments, a number of central banks have been cutting interest rates. We expect this to continue over the next several months.

There are signs that external challenges are having a material impact on Canadian growth but activity remains solid in light of strong population growth, remarkably robust employment growth, very accommodative monetary policy, strengthening activity in the housing market, and still-high business and consumer confidence. Inventory levels are high, however, and we believe Canada is not immune to the ramifications of higher uncertainty and lower global growth. Inflation remains firmly at the Bank of Canada’s target for the moment, though the rapid increase in wage growth may put upward pressure on inflation going forward. We believe that even though inflation is on target, mounting external risks to the outlook may prompt the Bank of Canada to join other central banks and cut policy rates by 50 basis points by mid 2020 as it insures against these risks.

There are now clear indications that trade uncertainty is affecting the US business sector. Indicators of business activity are pointing to a contraction in the manufacturing sector, even as confidence remains generally resilient. In conjunction with the waning impacts of the 2018 fiscal stimulus package, the increase in uncertainty is leading to a slowdown in US growth. The Federal Reserve is expected to cut its policy rates one more time in 2020, as US growth is expected to slow through the remainder of this year and into 2020.

The trade tensions between China and the US are being felt in the Pacific Alliance countries, as the price of important regional commodities has fallen sharply over the year. Adding to these issues are political developments, challenges in executing key reforms, as well as the impact of implemented reforms in Mexico. Social unrest and the associated political and economic developments are weighing on the Chilean outlook. As a result, forecasts for the region have deteriorated along with that of most of the global economy. Importantly, however, growth prospects for PAC countries in general remain much more solid than prospects for advanced economies.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T5  Impact of foreign currency translation

	2019		2018		2017
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.753	(3.2)%	0.777	1.6%	0.765	1.4%
Mexican Peso/Canadian Dollar	14.607	(1.3)%	14.802	1.3%	14.608	6.9%
Peruvian Sol/Canadian Dollar	2.512	(1.0)%	2.538	1.0%	2.513	(1.0)%
Colombian Peso/Canadian Dollar	2,447	7.7%	2,272	0.3%	2,265	(1.8)%
Chilean Peso/Canadian Dollar	517.805	5.1%	492.892	(1.4)%	500.108	(2.8)%

Impact on net income(1) ($ millions except EPS)	2019 vs. 2018	2018 vs. 2017	2017 vs. 2016
Net interest income	$(52)	$(101)	$(112)
Non-interest income(2)	30	(21)	(65)
Non-interest expenses	60	85	99
Other items (net of tax)	22	17	18
Net income	$60	$(20)	$(60)
Earnings per share (diluted)	$0.05	$(0.02)	$(0.05)
Impact by business line ($ millions)
Canadian Banking	$7	$(4)	$(4)
International Banking(2)	51	(46)	(14)
Global Banking and Markets	28	(12)	(12)
Other(2)	(26)	42	(30)
	$60	$(20)	$(60)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

2019 Scotiabank Annual Report  |  23

Management’s Discussion and Analysis

Group Financial Performance

Net Income

Net income was $8,798 million, up 1% compared to $8,724 million last year reflecting strong revenue, and expense growth across all businesses. Adjusting for the impact of Acquisition and divestiture-related amounts, net income was $9,409 million, up 3% from $9,144 million.

Net Interest Income

Net interest income was $17,177 million, an increase of $986 million or 6%, mainly from the impact of acquisitions. Also contributing to the increase was growth in core banking assets, partly offset by the negative impact of foreign currency translation.

Net interest income in Canadian Banking was up $386 million or 5%, driven by strong asset and deposit growth and margin expansion. Net interest income increased $1,160 million or 16% in International Banking primarily due to strong organic asset growth and the impact of acquisitions. Global Banking and Markets net interest income decreased $58 million or 4% from lower margins in lending and deposits.

Core banking assets increased $51 billion to $704 billion. The increase was driven by strong retail and commercial loan growth in International Banking, mainly driven by acquisitions, growth in residential mortgages, business and personal loans in Canadian Banking, and higher corporate loans in Global Banking and Markets.

The core banking margin of 2.44% was two basis points lower. The change in business mix from the impact of acquisitions in International Banking and higher margins in Canadian Banking were more than offset by lower margins on asset/liability management activities and Global Banking and Markets.

Outlook

Net interest income is expected to increase in 2020 mainly due to growth in core banking assets across all business lines, net of announced divestitures.

While there is continued pressure on the core banking margin due to the macro-environment, we are targeting to be largely in line with 2019.

T6  Net interest income and core banking margin(1)

	2019			2018			2017
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$1,056.1	$17.2		$945.7	$16.2		$912.6	$15.0
Less: trading related businesses in Global Banking and Markets(1)	279.5	0.1		234.6	0.1		249.2	–
Banking margin on average total assets	$776.6	$17.1	2.21%	$711.1	$16.1	2.26%	$663.4	$15.0	2.26%
Less: non-earning assets and customers’ liability under acceptances	72.8	–		58.7	–		54.6	–
Core banking assets and margin	$703.8	$17.1	2.44%	$652.4	$16.1	2.46%	$608.8	$15.0	2.46%

(1)	Most net interest income from Capital Markets trading assets is recorded in trading revenues in non-interest income.

24  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

T7  Average balance sheet(1) and net interest income

	2019			2018			2017

For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$49.6	$0.9	1.87%	$54.2	$0.9	1.59%	$53.2	$0.5	0.98%
Trading assets	116.9	0.3	0.25%	101.6	0.2	0.17%	107.2	0.1	0.13%
Securities purchased under resale agreements and securities borrowed	121.0	0.5	0.41%	94.4	0.4	0.47%	97.0	0.3	0.29%
Investment securities	87.5	2.0	2.22%	79.8	1.6	2.01%	74.8	1.3	1.68%
Loans:
Residential mortgages	261.5	9.4	3.59%	244.2	8.3	3.39%	228.3	7.4	3.23%
Personal loans	97.7	6.8	6.98%	92.1	6.0	6.55%	87.4	5.3	6.08%
Credit cards	17.5	3.3	18.76%	15.1	2.8	18.45%	13.5	2.5	18.73%
Business and government	206.3	9.6	4.66%	177.0	7.9	4.45%	165.0	6.5	3.94%
Allowance for credit losses	(5.2)			(5.0)			(4.5)
Total loans	$577.8	$29.1	5.04%	$523.4	$25.0	4.77%	$489.7	$21.7	4.43%
Total earning assets	$952.8	$32.8	3.44%	$853.4	$28.1	3.29%	$821.9	$23.9	2.91%
Customers’ liability under acceptances	16.3			16.3			12.3
Other assets	87.0			76.0			78.4
Total assets	$1,056.1	$32.8	3.10%	$945.7	$28.1	2.97%	$912.6	$23.9	2.62%
Liabilities and equity
Deposits:
Personal	$230.6	$3.8	1.63%	$213.9	$3.3	1.52%	$203.8	$2.7	1.30%
Business and government	450.0	9.1	2.02%	399.8	6.5	1.64%	374.7	4.7	1.26%
Financial institutions	40.2	1.0	2.56%	42.2	0.7	1.77%	42.1	0.5	1.23%
Total deposits	$720.8	$13.9	1.92%	$655.9	$10.5	1.61%	$620.6	$7.9	1.27%
Obligations related to securities sold under repurchase agreements and securities lent	114.6	0.3	0.29%	96.0	0.3	0.25%	102.3	0.2	0.21%
Subordinated debentures	7.5	0.3	3.91%	5.7	0.2	3.71%	7.1	0.2	3.19%
Other interest-bearing liabilities	63.9	1.1	1.74%	60.1	0.9	1.46%	58.5	0.6	0.99%
Total interest-bearing liabilities	$906.8	$15.6	1.72%	$817.7	$11.9	1.45%	$788.5	$8.9	1.13%
Other liabilities including acceptances	79.8			63.9			65.3
Equity(2)	69.5			64.1			58.8
Total liabilities and equity	$1,056.1	$15.6	1.48%	$945.7	$11.9	1.26%	$912.6	$8.9	0.97%
Net interest income		$17.2			$16.2			$15.0

(1)	Average of daily balances.
(2)	Includes non-controlling interest of $2.7 (2018 – $1.9; 2017 – $1.6).

2019 Scotiabank Annual Report  |  25

Management’s Discussion and Analysis

Non-Interest Income

T8  Non-interest income

For the fiscal years ($ millions)	2019	2018	2017	2019 versus 2018
Banking
Card Revenues(1)	$977	$1,105	$1,018	(12)%
Banking services fees	1,812	1,705	1,684	6
Credit fees	1,316	1,191	1,153	10
Total banking revenues	$4,105	$4,001	$3,855	3%
Wealth management
Mutual funds	$1,849	$1,714	$1,639	8%
Brokerage fees	876	895	1,047	(2)
Investment management and trust
Investment management and custody	848	551	453	54
Personal and corporate trust	202	181	179	12
	1,050	732	632	43
Total wealth management revenues	$3,775	$3,341	$3,318	13%
Underwriting and other advisory	497	514	598	(3)
Non-trading foreign exchange	667	622	557	7
Trading revenues	1,488	1,420	986	5
Net gain on sale of investment securities	351	146	380	140
Net income from investments in associated corporations	650	559	407	16
Insurance underwriting income, net of claims	676	686	626	(1)
Other fees and commissions	949	841	903	13
Other	699	454	490	54
Total non-interest income	$13,857	$12,584	$12,120	10%

(1)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated. (Refer to Notes 3 and 4 in the Consolidated Financial Statements).

C3	Sources of non-interest income

Non-interest income was up $1,273 million or 10% to $13,857 million. The net impact of acquisitions in 2018 and 2019 contributed 6% of the growth in non-interest income. The remaining 4% growth was primarily from higher banking revenues, income from investments in associated corporations, and gains on investments.

Banking revenues, net of related expenses, were up $104 million or 3% to $4,105 million. The growth was due to higher credit fees across all business lines, and growth in other fees and commissions in International Banking, partly offset by a $209 million impact of the new revenue standard that requires card expenses to be netted against card revenues.

Wealth management revenues increased $434 million or 13% due to higher mutual funds and investment management and trust revenues due primarily to the acquisitions of Jarislowsky Fraser and MD Financial.

Trading revenues were up $68 million or 5%, due primarily to higher revenues from acquisitions in International Banking.

Net income from investments in associated corporations was up $91 million or 16% due primarily to higher income from Thanachart Bank.

Other income increased $245 million due primarily to higher revenue from asset/liability management activities and International Banking, partly offset by the net loss on divestitures.

Outlook

Non-interest income is expected to grow in 2020 due to higher wealth management fees, credit card revenues and banking fees, net of announced divestitures.

T9  Trading revenues

For the fiscal years ($ millions)	2019	2018	2017
By trading products:
Interest rate and credit	$241	$272	$474
Equities	480	441	(125)
Commodities	235	231	295
Foreign exchange	268	295	250
Other	264	181	92
Total trading revenues	$1,488	$1,420	$986
% of total revenues	4.8%	4.9%	3.6%

26  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Provision for Credit Losses

The provision for credit losses was $3,027 million, compared to $2,611 million, an increase of $416 million from last year. Adjusting for the Day 1 provision on acquired performing financial instruments recorded in both years, the provision for credit losses increased $669 million or 30%.

The provision for credit losses on impaired financial instruments increased $544 million to $2,899 million primarily in the International Banking retail portfolio, due mainly to organic and acquisition-driven asset growth in Latin America. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of six basis points. The provision for performing financial instruments was $128 million, compared to $256 million last year. Adjusting for the Day 1 provision on acquired performing financial instruments, the provision for performing financial instruments increased $125 million due primarily to less favourable macroeconomic forecasts in Canada and certain international jurisdictions, hurricane-related provision reversals last year, and asset growth in the retail portfolios. On an adjusted basis, the provision for credit losses ratio was 49 basis points, an increase of eight basis points.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong. The provision for credit losses is expected to increase mostly driven by organic growth and the change in the Bank’s business mix in each of the Bank’s segments. Overall, the provision for credit losses ratio in 2020 is expected to be within the Bank’s risk appetite.

T10  Provision for credit losses by business line

	2019			2018

For the fiscal years ($ millions)	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total
Canadian Banking
Retail	$3	$889	$892	$(13)	$759	$746
Commercial	(4)	84	80	21	27	48
Total	(1)	973	972	8	786	794
International Banking
Retail	134	1,728	1,862	304	1,363	1,667
Commercial	21	194	215	(24)	193	169
Total	155	1,922	2,077	280	1,556	1,836
Global Banking and Markets	(25)	4	(21)	(23)	(28)	(51)
Other	–	–	–	–	–	–
Provision for credit losses on loans, acceptances and off-balance sheet exposures	$129	$2,899	$3,028	$265	$2,314	$2,579
International Banking	$(1)	$–	$(1)	$(10)	$41	$31
Global Banking and Markets	$(1)	$–	$(1)	$1	$–	$1
Other	1	–	1	–	–	–
Provision for credit losses on debt securities and deposits with banks	$(1)	$–	$(1)	$(9)	$41	$32
Total provision for credit losses	$128	$2,899	$3,027	$256	$2,355	$2,611

T10A  Provisions against impaired financial instruments by business line

For the fiscal years ($ millions)	2019(1)	2018(1)	2017
Canadian Banking
Retail	$889	$759	$857
Commercial	84	27	56
	$973	$786	$913
International Banking
Caribbean and Central America	$292	$321	$215
Latin America
Mexico	291	239	193
Peru	446	349	329
Chile	403	275	145
Colombia	422	358	337
Other Latin America	68	55	75
Total Latin America	1,630	1,276	1,079
	$1,922	$1,597	$1,294
Global Banking and Markets
Canada	$11	$(1)	$(6)
U.S.	(1)	(6)	(15)
Asia and Europe	(6)	(21)	63
	$4	$(28)	$42
Total	$2,899	$2,355	$2,249

(1)	The amounts for 2019 and 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.

2019 Scotiabank Annual Report  |  27

Management’s Discussion and Analysis

T11  Provision for credit losses as a percentage of average net loans and acceptances(1)(2)(3)

For the fiscal years (%)	2019	2018	2017
Canadian Banking
Retail	0.31%	0.26%	0.32%
Commercial	0.14	0.10	0.13
	0.28	0.24	0.29
International Banking
Retail	2.56	2.84	2.09
Commercial	0.28	0.27	0.37
	1.39	1.51	1.21
Global Banking and Markets	(0.02)	(0.06)	0.05
Provisions against impaired loans	0.49	0.43	0.45
Provisions against performing loans	0.02	0.05	0.00
Total	0.51%	0.48%	0.45%

(1)	The amounts for 2019 and 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.
(3)	2018 and 2019 include Day 1 acquisition-related impact in International Banking.

T12  Net write-offs(1) as a percentage of average loans and acceptances(2)(3)

For the fiscal years (%)	2019	2018	2017
Canadian Banking
Retail	0.31%	0.27%	0.34%
Commercial	0.15	0.09	0.18
	0.29	0.24	0.32
International Banking
Retail	2.48	2.35	2.17
Commercial	0.15	0.23	0.50
	1.28	1.25	1.31
Global Banking and Markets	0.03	0.03	0.11
Total	0.50%	0.44%	0.50%

(1)	Write-offs net of recoveries.
(2)	The amounts for 2019 and 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acqusition of R-G Premier Bank of Puerto Rico, prior to 2018.

28  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Non-Interest Expenses

T13  Non-interest expenses and productivity

For the fiscal years ($ millions)	2019	2018	2017	2019 versus 2018
Salaries and employee benefits
Salaries	$4,939	$4,454	$4,220	11%
Performance-based compensation	1,761	1,624	1,599	8
Share-based payments	278	192	209	45
Other employee benefits	1,465	1,185	1,347	24
	$8,443	$7,455	$7,375	13%
Premises and technology
Premises
Occupancy	527	477	444	10
Property taxes	95	98	93	(3)
Other premises costs	458	437	432	5
	$1,080	$1,012	$969	7%

Technology	$1,727	$1,565	$1,467	10%
	$2,807	$2,577	$2,436	9%
Depreciation and amortization
Depreciation	402	354	340	14
Amortization of intangible assets	651	494	421	32
	$1,053	$848	$761	24%

Communications	$459	$447	$437	3%

Advertising and business development	$625	$581	$581	8%

Professional	$861	$881	$775	(2)%

Business and capital taxes
Business taxes	471	419	383	12
Capital taxes	44	45	40	(2)
	$515	$464	$423	11%
Other	$1,974	$1,805	$1,842	9%

Total non-interest expenses	$16,737	$15,058	$14,630	11%
Productivity ratio	53.9%	52.3%	53.9%

C4	Non-interest expenses $ millions

C5	Direct and indirect taxes $ millions

2019 Scotiabank Annual Report  |  29

Management’s Discussion and Analysis

Non-interest expenses increased $1,679 million or 11%. Adjusting for Acquisition and divestiture-related costs, non-interest expenses grew 10%. The prior year’s remeasurement of an employee benefit liability from certain plan modifications (“benefits remeasurement”), the impact of acquisitions and the new revenue accounting standard that requires card expenses to be netted against card revenues contributed to approximately 6% of the growth. The remaining 4% growth was due to investments in technology and regulatory initiatives, higher performance based compensation and share-based payments, partly offset by the positive impact of foreign currency translation.

The Bank’s total technology cost, that includes Technology expenses in Table T13 and those included within Salaries, Professional, Amortization of Intangible Assets and Depreciation, was approximately $3.6 billion, an increase of 7% compared to 2018. This reflects our continued investment in modernization and technology, including cybersecurity.

The productivity ratio was 53.9% compared to 52.3%. Adjusting for Acquisition and divestiture-related amounts and the impact of prior year’s benefits remeasurement, the productivity ratio was 52.7% compared to 52.4%. Operating leverage on a reported basis was negative 3.3%. Adjusting for Acquisition and divestiture-related amounts, operating leverage was negative 2.1%. The benefits remeasurement negatively impacted operating leverage by 1.5%.

Outlook

While Non-interest expense are expected to rise in 2020 in support of business growth initiatives and continued technology and regulatory investments, the growth will be partly offset by further savings from efficiency initiatives. Expense management and delivery of positive operating leverage remain key business priorities.

Income Taxes

The provision for income taxes was $2,472 million, an increase of $90 million. The effective tax rate increased marginally to 21.9% compared to 21.5% due primarily to higher taxes related to the divestitures of foreign operations partially offset by higher tax-exempt income.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 21% to 25% in 2020.

30  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Financial Results Review: 2018 vs. 2017

In order to identify key business trends between 2018 and 2017, commentary and the related financial results are below.

Net income

Net income was $8,724 million in 2018, up 6% from $8,243 million in 2017. Diluted earnings per share (EPS) were $6.82 compared to $6.49, up 5%. Return on equity was 14.5% compared to 14.6%.

Adjusting for the impact of Acquisition-related costs (refer to Non-GAAP Measures), net income was $9,144 million, up 10% from $8,303 million. Net income was positively impacted by increases in net interest income and trading revenues, as well as lower provision for credit losses. Partially offsetting were lower gains on sale of real estate and investment securities, and a higher effective tax rate. Adjusted Diluted EPS were $7.11 compared to $6.54, up 9%. Adjusted Return on equity was 14.9% compared to 14.7%.

Net interest income

Net interest income was $16,191 million in 2018, an increase of $1,156 million or 8% from strong growth in Canadian Banking and International Banking including the 2% impact of acquisitions. This was partly offset by the negative impact of foreign currency translation.

Non-interest income

Non-interest income was $12,584 million in 2018, up $464 million or 4%. The impact of the sale of the HollisWealth business (“Sale of Business”) in 2017, net of the benefit from 2018 acquisitions, reduced non-interest income by 1%. The remaining 5% growth was from higher banking and credit card fees, trading revenues, income from associated corporations and the benefit from an additional month of income for certain businesses from the alignment of reporting period with the Bank (“Alignment of reporting period”). This was partly offset by lower gains on the sale of real estate and investment securities.

Provision for credit losses

Provision for credit losses was $2,611 million, an increase of $362 million from 2017. Adjusting for the Day 1 provision on acquired performing financial instruments, the provision for credit losses decreased $42 million, due primarily to lower provisions in Canadian Banking and Global Banking and Markets, offset by higher provisions in International Banking. The provision for credit losses ratio was 48 basis points, up three basis points from 45 basis points in 2017. Adjusting for the Day 1 provision on acquired performing financial instruments, the provision for credit losses ratio decreased four basis points to 41 basis points.

Non-interest expenses

Non-interest expenses were $15,058 million in 2018, an increase of $428 million or 3%. Adjusting for Acquisition-related costs, non-interest expenses increased 2%. The impact of the acquisitions was more than offset by the benefit from the Sale of Business in 2017. The remaining increase was due to higher investments in technology and regulatory initiatives and higher business taxes, partly offset by the accounting benefit driven by remeasurement of an employee benefit liability (“benefits remeasurement”), and the positive impact of foreign currency translation.

Income taxes

The provision for income taxes was $2,382 million in 2018, an increase of $349 million. The Bank’s overall effective tax rate for 2018 was 21.5% compared to 19.8% for 2017. The increase in the effective tax rate was due primarily to higher tax-exempt income from client-driven equity trading activities in 2017, partially offset by lower taxes in certain foreign jurisdictions in 2018.

T14  Financial Results Review

For the year ended October 31, 2018 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$7,898	$7,322	$1,454	$(483)	$16,191
Non-interest income	5,452	4,111	3,074	(53)	12,584
Total revenue	$13,350	$11,433	$4,528	$(536)	$28,775
Provision for credit losses	794	1,867	(50)	–	2,611
Non-interest expenses	6,654	6,111	2,233	60	15,058
Income tax expense	1,538	706	587	(449)	2,382
Net income	$4,364	$2,749	$1,758	$(147)	$8,724
Net income attributable to non-controlling interests	–	176	–	–	176
Net income attributable to equity holders of the Bank	$4,364	$2,573	$1,758	$(147)	$8,548

(1)	Taxable equivalent basis. Refer to Glossary.
(2)

Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the year ended October 31, 2018 – $112 to arrive at the amounts reported in Consolidated Statement of Income, and differences in the actual amount of costs incurred and charged to the operating segments.

2019 Scotiabank Annual Report  |  31

Management’s Discussion and Analysis

For the year ended October 31, 2017 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$7,363	$6,726	$1,336	$(390)	$15,035
Non-interest income	5,488	3,688	3,288	(344)	12,120
Total revenue	$12,851	$10,414	$4,624	$(734)	$27,155
Provision for credit losses	913	1,294	42	–	2,249
Non-interest expenses	6,487	5,664	2,160	319	14,630
Income tax expense	1,387	828	604	(786)	2,033
Net income	$4,064	$2,628	$1,818	$(267)	$8,243
Net income attributable to non-controlling interests	–	238	–	–	238
Net income attributable to equity holders of the Bank	$4,064	$2,390	$1,818	$(267)	$8,005

(1)	Taxable equivalent basis. Refer to Glossary.
(2)

Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the year ended October 31, 2017 – $562 to arrive at the amounts reported in Consolidated Statement of Income, and differences in the actual amount of costs incurred and charged to the operating segments.

32  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Fourth Quarter Review

T15  Fourth quarter financial results - reported

	For the three months ended

($ millions)	October 31 2019(1)	July 31 2019(1)	October 31 2018
Reported results
Net interest income	$4,336	$4,374	$4,220
Non-interest income	3,632	3,285	3,228
Total revenue	$7,968	$7,659	$7,448
Provision for credit losses	753	713	590
Non-interest expenses	4,311	4,209	4,064
Income tax expense	596	753	523
Net income	$2,308	$1,984	$2,271
Net income attributable to non-controlling interests in subsidiaries	$107	$120	$92
Net income attributable to equity holders of the Bank	$2,201	$1,864	$2,179
Preferred shareholders and other equity instrument holders	64	25	65
Common shareholders	$2,137	$1,839	$2,114

(1)

The amounts for the periods ended October 31, 2019 and July 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

T15A  Fourth quarter financial results - adjusted for Acquisition and divestiture-related amounts (refer to non-GAAP measures on page 15)

	For the three months ended

($ millions)	October 31 2019(1)	July 31 2019(1)	October 31 2018
Adjusted results
Net interest income	$4,336	$4,374	$4,220
Non-interest income	3,626	3,591	3,228
Total revenue	$7,962	$7,965	$7,448
Provision for credit losses	753	713	590
Non-interest expenses	4,197	4,122	3,962
Income tax expense	612	675	551
Net income	$2,400	$2,455	$2,345
Net income attributable to non-controlling interests in subsidiaries	$102	$125	$101
Net income attributable to equity holders of the Bank	$2,298	$2,330	$2,244
Preferred shareholders and other equity instrument holders	64	25	65
Common shareholders	$2,234	$2,305	$2,179

(1)

The amounts for the periods ended October 31, 2019 and July 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

Transactions impacting results

Acquisition and divestiture-related amounts:

During the fourth quarter, the Bank completed the previously announced sale of its banking operations in seven non-core Caribbean markets and entered into an agreement to sell its 51% interest in AFP Colfondos in Colombia and recorded a net loss of $9 million.

Integration and other costs recorded this quarter related to previously completed acquisitions amounted to $107 million (Q3,19 – $73 million).

Net income

Q4 2019 vs Q4 2018

Net income was $2,308 million, an increase of $37 million or 2%. Adjusting for Acquisition and divestiture-related amounts, net income was $2,400 million, an increase of $55 million or 2%, due primarily to higher revenue.

Q4 2019 vs Q3 2019

Net income was $2,308 million, an increase of $324 million or 16%. Adjusting for Acquisition and divestiture-related amounts, net income was $2,400 million, a decrease of $55 million or 2%, due primarily to higher provision for credit losses and higher non-interest expenses, offset by lower income tax expense.

Net interest income

Q4 2019 vs Q4 2018

Net interest income was $4,336 million, an increase of $116 million or 3%, primarily from solid growth in assets and deposits in Canadian Banking, commercial and retail lending in International Banking, as well as higher corporate loans in Global Banking and Markets. These increases were partly offset by lower income contribution from asset/liability management activities, and the negative impact of foreign currency translation.

The core banking margin was down seven basis points to 2.40%. The decrease in margin was driven by lower spreads on asset/liability management activities, and lower margins in International Banking and Global Banking and Markets, partially offset by higher margins in Canadian Banking.

2019 Scotiabank Annual Report  |  33

Management’s Discussion and Analysis

Q4 2019 vs Q3 2019

Net interest income was $4,336 million, a decrease of $38 million or 1%, from lower asset/liability management activities and the negative impact of foreign currency translation, partly offset by strong asset growth in Canadian Banking.

The core banking margin of 2.40% was down five basis points. The decrease in the margin was driven by lower spreads on asset/liability management activities, lower margin contribution from International Banking due mainly to unfavourable foreign currency translation on higher margin assets, as well as lower margins in Canadian Banking.

Non-interest income

Q4 2019 vs Q4 2018

Non-interest income was $3,632 million, up $404 million or 13%. Acquisitions contributed to approximately one quarter of the growth. Other primary contributors to growth were higher banking and wealth management revenues, underwriting and advisory fees, and net gains on investments. These were partly offset by the impact of the new revenue accounting standard that requires credit card expenses to be netted against credit card revenue.

Q4 2019 vs Q3 2019

Non-interest income was up $347 million or 11%. Adjusting for the net gain on divestitures in the current quarter and the loss on divestitures in the prior quarter, non-interest income increased by $35 million or 1%. The growth was driven by higher banking, underwriting and advisory, and wealth management fees, partly offset by lower trading revenues and income from associated corporations.

Provision for credit losses

Q4 2019 vs Q4 2018

The provision for credit losses was $753 million, an increase of $163 million or 28%, due to higher provisions in both the retail and commercial portfolios in line with organic and acquisition driven asset growth.

The provision for credit losses on impaired financial instruments was $744 million, up $107 million due to higher retail portfolio provisions in International Banking in line with growth and in Canadian Banking due to lower recoveries, as well as higher commercial portfolio provisions in Canadian Banking and in Global Banking and Markets due to lower recoveries. Commercial portfolio provisions in International Banking remained relatively stable, with the provision relating to the Barbados debt restructuring being offset with higher recoveries last year. The provision for credit losses ratio on impaired loans was 49 basis points, an increase of seven basis points. The provision on performing financial instruments was $9 million, an increase of $56 million due primarily to hurricane-related reversals last year and retail portfolio growth. The provision for credit losses ratio increased 11 basis points to 50 basis points.

Q4 2019 vs Q3 2019

The provision for credit losses was $753 million, an increase of $40 million.

The provision on impaired financial instruments decreased $32 million or 4%, due primarily to lower retail portfolio provisions driven by lower write-offs in Canada and credit quality improvements in International Banking, partially offset by higher commercial portfolio provisions in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio on impaired loans was 49 basis points, a decrease of three basis points. The provision for performing financial instruments was $9 million, an increase of $72 million mainly in the International Banking retail portfolio driven by less favourable macroeconomic impacts due to geopolitical uncertainty and hurricanes in the Bahamas. The prior quarter benefitted from credit quality improvements. The provision for credit losses ratio increased two basis points to 50 basis points.

Non-interest expenses

Q4 2019 vs Q4 2018

Non-interest expenses were $4,311 million, up $247 million or 6%. Adjusting for Acquisition and divestiture-related amounts, non-interest expenses also grew by 6%. Higher non-interest expenses from the impact of acquisitions, partly offset by the impact of the new revenue accounting standard that requires card expenses to be netted against card revenues, contributed to approximately 1% of the growth. The remaining 5% increase was due to higher salaries and benefits related to regulatory and technology initiatives and higher depreciation and amortization, performance based compensation and other business growth related expenses. Partly offsetting were lower professional fees and the positive impact of foreign currency translation.

The productivity ratio was 54.1% compared to 54.6%. Adjusting for Acquisition and divestiture-related amounts, the productivity ratio was 52.7% compared to 53.2%.

Q4 2019 vs Q3 2019

Non-interest expenses were up $102 million or 2%. Adjusting for Acquisition and divestiture-related amounts, non-interest expenses also grew by 2%. The increase was due to higher professional fees, technology costs and other business growth related expenses partly offset by lower share-based compensation costs, salaries and the positive impact of foreign currency translation.

The productivity ratio was 54.1% compared to 55.0%.

Income taxes

Q4 2019 vs Q4 2018

The effective tax rate was 20.5% compared to 18.7% due primarily to higher taxes in certain foreign jurisdictions.

Q4 2019 vs Q3 2019

The effective tax rate decreased to 20.5% from 27.5% due primarily to higher taxes related to the loss on the announced divestiture of Puerto Rico in the prior quarter.

34  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Trending Analysis

T16  Quarterly financial highlights

	For the three months ended

($ millions)	October 31 2019(1)	July 31 2019(1)	April 30 2019(1)	January 31 2019(1)	October 31 2018	July 31 2018	April 30 2018	January 31 2018
Reported results
Net interest income	$4,336	$4,374	$4,193	$4,274	$4,220	$4,085	$3,950	$3,936
Non-interest income	3,632	3,285	3,610	3,330	3,228	3,096	3,108	3,152
Total revenue	$7,968	$7,659	$7,803	$7,604	$7,448	$7,181	$7,058	$7,088
Provision for credit losses	753	713	873	688	590	943	534	544
Non-interest expenses	4,311	4,209	4,046	4,171	4,064	3,770	3,726	3,498
Income tax expense	596	753	625	498	523	529	621	709
Net income	$2,308	$1,984	$2,259	$2,247	$2,271	$1,939	$2,177	$2,337
Basic earnings per share ($)	1.76	1.51	1.74	1.72	1.72	1.60	1.70	1.88
Diluted earnings per share ($)	1.73	1.50	1.73	1.71	1.71	1.55	1.70	1.86
Core banking margin (%)(2)	2.40	2.45	2.45	2.45	2.47	2.46	2.47	2.46
Effective tax rate (%)	20.5	27.5	21.7	18.1	18.7	21.5	22.2	23.3
Adjusted results(2)
Adjusted net income	$2,400	$2,455	$2,263	$2,291	$2,345	$2,259	$2,190	$2,350
Adjusted diluted earnings per share	$1.82	$1.88	$1.70	$1.75	$1.77	$1.76	$1.71	$1.87

(1)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(2)	Refer to page 15 for a discussion of non-GAAP measures.

Net income

The Bank reported strong net income over the past eight quarters. The earnings in the current quarter were reduced by Acquisition and divestiture-related amounts of $92 million ($108 million pre-tax). Last quarter’s earnings were reduced by Acquisition and divestiture-related amounts of $471 million ($393 million pre-tax). The third quarter of 2018 was reduced by Acquisition and divestiture-related amounts of $320 million ($453 million pre-tax).

The first quarter of 2018 included an accounting benefit of $150 million ($203 million pre-tax) from the remeasurement of an employee benefit liability from certain plan modifications.

Net interest income

Net interest Income has generally increased through the period, driven by steady growth in retail loans in Canadian and International Banking, commercial loan growth across all three business lines, strong deposit growth, and the impact of acquisitions. Net interest margin has remained relatively stable over the period. The margin was 2.40% this quarter, down five basis points from the prior quarter.

Net interest income in the second quarter of 2019 was lower due to the impact of three fewer days in the quarter as well as lower contributions from asset/liability management activities.

Non-interest income

Non-interest income has generally increased through the period driven by acquisitions, higher investment securities gains and the impact from Alignment of reporting period of a number of units with the Bank. The prior quarter was impacted by the net loss on divestitures of $306 million, and the second quarter of 2019 included net gain on divestitures of $173 million.

Provision for credit losses

The provision for credit losses has generally increased over the period primarily due to higher provision on impaired financial instruments in the International Banking and Canadian Banking retail portfolios driven by portfolio growth, the impact of acquisitions in International Banking, and lower recoveries. Adjusting for the Day 1 provision on acquired performing financial instruments recorded in the third quarter of 2018 and the second quarter of 2019, the provision for performing financial instruments has remained relatively stable since the first quarter of 2018, with fluctuations in credit quality and macroeconomic outlooks quarter over quarter.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly from the ongoing impact of acquisitions, to support business growth, and the Bank’s investments in technology, regulatory and strategic initiatives. The first quarter of 2018 included a benefits remeasurement of $203 million, reducing that quarter’s expenses.

Income taxes

The effective tax rate was 20.5% this quarter and averaged 21.7% over the period, with a range of 18.1% to 27.5%. In the third quarter of 2019, the tax rate was 27.5% reflecting higher taxes related to the divestitures of foreign operations announced in that period. Effective tax rates in other quarters were impacted by different levels of income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

2019 Scotiabank Annual Report  |  35

Management’s Discussion and Analysis

Business Line Overview

Business line results are presented on a taxable equivalent basis, adjusting for the following:

•

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

•

International Banking business segment results are analyzed on a constant dollar basis. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Below are the results of the Bank’s three business operating segments for 2019.

CANADIAN BANKING

Canadian Banking reported net income attributable to equity holders of $4,424 million in 2019, up 1% from last year. Adjusting for Acquisition related costs, net income was $4,485 million, up 2%. Solid growth in assets and deposits, along with an improving margin driven mainly from past Bank of Canada interest rate increases and higher non-interest income contributed to growth in 2019. This was partly offset by higher non-interest expenses and higher provision for credit losses. Return on equity was 18.8%, compared with 22.7% last year, mainly due to prior year acquisitions.

INTERNATIONAL BANKING

International Banking reported net income attributable to equity holders of $2,996 million, up $423 million or 16% from last year. Adjusting for Acquisition-related costs, net income attributable to equity holders increased by $369 million or 13% to $3,188 million. Strong results in Latin America, including benefits from acquisitions, and Asia, were complemented by good earnings in the Caribbean. The impact of acquisitions and divestitures contributed approximately 3% to the adjusted earnings growth. The remaining increase was driven by strong loan growth in Latin America, higher net interest income and non-interest income. This was partly offset by higher provision for credit losses, non-interest expenses and higher income taxes. Return on equity was 13.9% compared to 14.4% last year. Adjusting for Acquisition-related costs, the return on equity was 14.8%.

GLOBAL BANKING AND MARKETS

Global Banking and Markets reported net income attributable to equity holders of $1,534 million, a decrease of $224 million or 13% from last year. Lower revenues in the equities business, higher expenses, as well as higher provision for credit losses, were partly offset by very strong results in the fixed income business. Return on equity was 13.3%, compared to 16.0% last year.

36  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Business Line Overview

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income	• Return on equity	• Productivity ratio	• Provision for credit losses ratio

T17  Financial performance

For the year ended October 31, 2019 ($ millions)(1)(2)	Canadian Banking	International Banking	Global Banking and Markets	Other(3)	Total
Net interest income(4)	$8,284	$8,482	$1,396	$(985)	$17,177
Non-interest income(4)	5,609	5,006	3,084	158	13,857
Total revenue(4)	13,893	13,488	4,480	(827)	31,034
Provision for credit losses	972	2,076	(22)	1	3,027
Non-interest expenses	6,943	7,027	2,463	304	16,737
Provision for income taxes(4)	1,554	998	505	(585)	2,472
Net income	$4,424	$3,387	$1,534	$(547)	$8,798
Net income attributable to non-controlling interests in subsidiaries	–	391	–	17	408
Net income attributable to equity holders of the Bank	$4,424	$2,996	$1,534	$(564)	$8,390
Return on equity (%)(5)	18.8%	13.9%	13.3%	–%	13.1%
Total average assets ($ billions)	$363	$203	$372	$118	$1,056
Total average liabilities ($ billions)	$283	$157	$304	$243	$987

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)	The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15, prior year amounts have not been restated.
(3)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Taxable equivalent basis. Refer to Glossary.
(5)	Refer to Glossary.

For the year ended October 31, 2018 ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,898	$7,322	$1,454	$(483)	$16,191
Non-interest income(2)	5,452	4,111	3,074	(53)	12,584
Total revenue(2)	13,350	11,433	4,528	(536)	28,775
Provision for credit losses	794	1,867	(50)	–	2,611
Non-interest expenses	6,654	6,111	2,233	60	15,058
Provision for income taxes(2)	1,538	706	587	(449)	2,382
Net income	$4,364	$2,749	$1,758	$(147)	$8,724
Net income attributable to non-controlling interests in subsidiaries	–	176	–	–	176
Net income attributable to equity holders of the Bank	$4,364	$2,573	$1,758	$(147)	$8,548
Return on equity (%)(3)	22.7%	14.4%	16.0%	–%	14.5%
Total average assets ($ billions)	$342	$168	$321	$115	$946
Total average liabilities ($ billions)	$254	$131	$265	$232	$882

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary.
(3)	Refer to Glossary.

For the year ended October 31, 2017 ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$7,363	$6,726	$1,336	$(390)	$15,035
Non-interest income(2)	5,488	3,688	3,288	(344)	12,120
Total revenue(2)	12,851	10,414	4,624	(734)	27,155
Provision for credit losses	913	1,294	42	–	2,249
Non-interest expenses	6,487	5,664	2,160	319	14,630
Provision for income taxes(2)	1,387	828	604	(786)	2,033
Net income	$4,064	$2,628	$1,818	$(267)	$8,243
Net income attributable to non-controlling interests in subsidiaries	–	238	–	–	238
Net income attributable to equity holders of the Bank	$4,064	$2,390	$1,818	$(267)	$8,005
Return on equity (%)(3)	22.8%	14.7%	16.0%	–%	14.6%
Total average assets ($ billions)	$323	$148	$336	$106	$913
Total average liabilities ($ billions)	$244	$115	$267	$228	$854

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary.
(3)	Refer to Glossary.

2019 Scotiabank Annual Report  |  37

Management’s Discussion and Analysis

Canadian Banking

Effective November 1, 2019, Global Wealth Management will become a fourth business segment at Scotiabank. Wealth Management results previously included in the Canadian Banking and International Banking business segments will be reported in the new business segment. Prior period comparatives will be restated. Refer to page 49 for further details on the profile, strategy, 2020 priorities and outlook for the new Global Wealth Management segment.

2019 Achievements

•  Customer Focus - Deliver a leading customer experience and deepen relationships with customers across our businesses and channels.

•  Ranked #1 in Retail Banking Advice Satisfaction in 2019 J.D. Power Study

•  Tangerine ranked highest in Customer Satisfaction in the J.D. Power 2019 Retail Banking Satisfaction Study amongst mid-sized banks for the eighth consecutive year

•  Launched the Scotiabank Women Initiative to support women-owned and led businesses with access to capital, mentorship and coaching

•  Launched the Ultimate Package, our new premium retail banking offering combining multiple retail banking product benefits into one

•  Scotia Global Asset Management won a record-number 28 FundGrade A+ Awards and eight Lipper Awards

•  Scotia Wealth Management won 2019 Best Global Private Bank – Best Private Bank for Net Worth Between $1 million and $24.9 million

•  Digital Transformation - Leverage digital as the foundation of all our activities to improve our operations, enhance the client experience, and drive digital adoption.

•  Awarded 2019 J.D. Power #1 bank in overall banking mobile app satisfaction. In addition, launch of new mobile app in May 2019

•  Redesigned our ScotiaConnect Digital Banking Platform to improve the business banking experience, enhancing navigation, usability and accessibility of the site

•  Business Mix - Optimize our business mix by growing higher margin assets, building core deposits, and expanding fee based income.

•  Award-winning credit card products with the Scotiabank Passport Visa Infinite Card & the Scotiabank Gold American Express Card ranked as best travel cards by Rewards Canada, and the Scotia Momentum Visa Infinite Card as best cash back credit card by Ratehub and RateSupermarket in 2019

•  Delivered strong deposit growth and net interest margin expansion

•  Launched the Dynamic Liquid Alternative investment fund products

•  Leadership and Employee Engagement - Grow and diversify talent and engage employees through a performance-oriented culture.

•  Increased employee engagement across Canadian Banking compared to the prior year based our internal ScotiaPulse survey

•  Ranked in the Top 25 Most Diverse & Inclusive companies in REFINITIV’s Diversity & Inclusion Index

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million Retail, Small Business, and Commercial Banking customers. It serves these customers through its network of approximately 950 branches, more than 3,650 automated banking machines (ABMs), and internet, mobile, telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to over 2 million Tangerine Bank customers. Canadian Banking is comprised of the following areas:

•

Retail and Small Business Banking provides financial advice and solutions as well as day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans and insurance products to individuals and small businesses. Tangerine Bank provides everyday banking products, including chequing and saving accounts, credit cards, investments, mortgages and loans to self-directed customers.

•

Commercial Banking delivers advice and a full suite of lending, deposit, cash management, and trade finance solutions to medium and large businesses, including automotive dealers and their customers to whom we provide retail automotive financing solutions.

•

Wealth Management provides a suite of investment and wealth management advice, services, products and solutions to customers, as well as advisors. The asset management business is focused on developing investment solutions for both retail and institutional investors. The customer facing wealth businesses, including private customer, online brokerage, full-service brokerage, pensions, and institutional customer services, are focused on providing a full suite of wealth management solutions to our customers.

Effective November 1, 2019, the wealth management businesses within the existing Canadian Banking and International Banking segments will be reported separately as a single “Global Wealth Management” segment. Going forward, the Canadian Banking business segment will be comprised of the following areas:

•

Retail Banking provides financial advice and solutions as well as day-to-day banking products, including; debit cards, chequing accounts, credit cards, investments, mortgages, loans and insurance products to individuals. Tangerine Bank provides everyday banking products, including; chequing and saving accounts, credit cards, investments, mortgages, and loans to self-directed customers.

•

Business Banking delivers advice and a full suite of lending, deposit, cash management, and trade finance solutions to small businesses and commercial customers, including automotive financing solutions to dealers and their customers.

Strategy

Canadian Banking continues to execute its long-term strategy to deliver stable and consistent earnings. Underpinning this strategy is the focus on accelerating growth in businesses and products that deliver the higher returns on equity. In support of this strategy, the Canadian Bank will build

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Management’s Discussion and Analysis    |    Canadian Banking

stronger relationships with its customers in order to drive increased loyalty and higher engagement. This will be driven by ongoing efforts to build a high-quality team comprised of diverse and highly engaged employees.

2020 Priorities

•	Improve Sustained Business Performance: Invest to grow the higher ROE businesses, including Business Banking, to deliver consistent and stable long-term earnings growth.
•	Instill a Winning team Culture: Engage employees through a RESULTS (Revenue, Earnings, Simplify, Urgency, Listen, Trust, Support) focused culture.
•	Superior Customer Experience: Develop deeper household relationships for our customers across Canada by providing differentiated focus and service to drive loyalty and engagement.
•	Scale our unique partnerships and assets: Leverage our long-term partnerships and assets like MLSE, Scene and Wealth businesses to generate growth across our division.

T18  Canadian Banking financial performance

($ millions)	2019(1)(2)	2018	2017
Reported results
Net interest income(3)	$8,284	$7,898	$7,363
Non-interest income(3)(4)	5,609	5,452	5,488
Total revenue(3)	13,893	13,350	12,851
Provision for credit losses	972	794	913
Non-interest expenses	6,943	6,654	6,487
Income tax expense	1,554	1,538	1,387
Net income	$4,424	$4,364	$4,064
Net income attributable to non-controlling interests in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$4,424	$4,364	$4,064

Key ratios and other financial data
Return on equity(5)	18.8%	22.7%	22.8%
Productivity(3)	50.0%	49.8%	50.5%
Net interest margin(6)	2.47%	2.44%	2.40%
Provision for credit losses - performing (Stages 1 and 2)	$(1)	$8	n/a
Provision for credit losses - impaired (Stage 3)	$973	$786	n/a
Provision for credit losses as a percentage of average net loans and acceptances	0.28%	0.24%	0.29%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances	0.28%	0.24%	0.29%
Net write-offs as a percentage of average net loans and acceptances	0.29%	0.24%	0.32%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$348,994	$334,103	$315,916
Total assets	362,735	341,825	322,712
Deposits	263,993	240,855	233,260
Total liabilities	283,193	253,591	243,748

Other ($ billions)
Assets under administration(7)	$386	$357	$315
Assets under management(7)	$243	$223	$155

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(3)	Taxable equivalent basis (TEB).
(4)	Includes net income from investments in associated corporations of $65 (2018 – $93; 2017 – $66).
(5)	Refer to Glossary.
(6)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.
(7)	Prior period amounts have been restated to conform with current period presentation.

T18A  Adjusted Canadian Banking financial performance(1)

($ millions)	2019	2018	2017
Adjusted results
Net interest income	$8,284	$7,898	$7,363
Non-interest income	5,609	5,452	5,488
Total revenue	13,893	13,350	12,851
Provision for credit losses	972	794	913
Non-interest expenses	6,860	6,583	6,452
Income before taxes	6,061	5,973	5,486
Income tax expense	1,576	1,557	1,396
Net income	$4,485	$4,416	$4,090
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–	–
Net income attributable to equity holders	$4,485	$4,416	$4,090

(1)	Refer to Non-GAAP Measures for the reconciliation of Reported and Adjusted results.

2019 Scotiabank Annual Report  |  39

Management’s Discussion and Analysis

Financial Performance

Net income

Canadian Banking reported net income to equity holders of $4,424 million in 2019, an increase of $60 million or 1%. Adjusting for Acquisition-related costs, net income was $4,485, an increase of $69 million or 2% due primarily to higher revenue driven by solid volume growth and the impact of acquisitions, partly offset by higher non-interest expenses and provision for credit losses. Lower gains on sale of real estate, the prior year gain on the reorganization of Interac, and benefit from the Alignment of reporting period impacted earnings growth by 2%.

Average assets and liabilities

Average assets grew $21 billion or 6% to $363 billion. The growth included $7 billion or 3% in residential mortgages, $5 billion or 10% in business loans and acceptances, and $2 billion or 3% in personal and credit card loans.

Average liabilities increased $30 billion or 12%, including strong growth of $12 billion or 7% in personal deposits and $11 billion or 15% in non-personal deposits.

Assets under management (AUM) and assets under administration (AUA)

AUM of $243 billion increased $20 billion or 9% and AUA of $386 billion increased $29 billion or 8%, driven primarily by market appreciation.

Revenues

Total Revenue of $13,893 million increased $543 million or 4%, largely driven by improved margins, solid balance sheet growth, and higher wealth management fee income from acquisitions.

Net interest income

Net interest income of $8,284 million increased $386 million or 5%, reflecting improved margins and solid growth in assets and deposits. Margin improved three basis points to 2.47%, primarily driven by the impact of prior interest rate increases by the Bank of Canada.

Non-interest income

Non-interest income of $5,609 million increased $157 million or 3%. Higher wealth management fee income from acquisitions and credit fees were partially offset by reduced net card revenue due to the impact of the new revenue accounting standard and lower gains on sale of real estate. The prior year benefitted from the gain on reorganization of Interac and Alignment of reporting period of the insurance operations with the Bank.

Retail & Small Business Banking

Total retail and small business banking revenues were $7,700 million, down $48 million or 1%. Net interest income grew $271 million or 5%, primarily driven by solid growth in residential mortgages and continued momentum in deposit growth. Non-interest income decreased $319 million or 15%, primarily due to the impact of the new revenue accounting standard, lower gains on sale of real estate, and prior year benefits including the gain on reorganization of Interac and Alignment of reporting period of the insurance operations with the Bank.

Commercial Banking

Total commercial banking revenues increased $104 million or 4% to $2,462 million. Net interest income increased $73 million or 4% due primarily to growth in loans, business operating accounts, and GICs. Non-interest income grew $31 million or 6% due to higher credit fees.

Wealth Management

Total wealth management revenues were $3,731 million, an increase of $487 million or 15% primarily due to the impact of acquisitions. Net interest income rose $42 million or 11% mainly due to growth in deposits. Non-interest income was up $445 million or 16%, due primarily to the impact of acquisitions of Jarislowsky Fraser and MD Financial.

Non-interest expenses

Non-interest expenses were $6,943 million, up $289 million or 4%. Adjusting for Acquisition-related costs, non-interest expenses were $6,860 million, up 4% largely relating to the prior year acquisitions. Higher personnel costs to support business development and regulatory initiatives were offset by the impact of the new revenue accounting standard.

Provision for credit losses

The provision for credit losses was $972 million, compared to $794 million last year. The provision on impaired loans was $973 million, up $187 million due to higher retail and commercial provisions in line with asset growth and lower recoveries. The provision for credit losses ratio on impaired loans was 28 basis points, an increase of four basis points. The provision on performing loans decreased $9 million primarily due to lower commercial

C6 Total revenue C7 Total revenue by sub-segment $ millions C8 Average loans and acceptances $ billions C9 Canadian wealth management asset growth $ billions, as at October 31

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Management’s Discussion and Analysis    |    Canadian Banking

provisions driven by improved credit quality partially offset by higher retail provisions impacted by less favourable macroeconomic trends. The provision for credit losses ratio was 28 basis points, an increase of four basis points.

Provision for income taxes

The effective tax rate was at 26.0%, in line with the prior year.

Outlook

Canadian Banking’s growth in 2020 is expected to be driven by balance sheet expansion, supported by a stable economic environment. Assets are projected to grow across both retail and business banking. Deposits are also expected to grow across the business lines. Margins are expected to remain under pressure over the next year. Non-interest revenues are expected to grow, underpinned by growth in fee income. Key priorities for 2020 will be to continue to drive growth in the core businesses along with improving operational efficiencies and targeting positive operating leverage.

2019 Scotiabank Annual Report  |  41

Management’s Discussion and Analysis

International Banking

Effective November 1, 2019, Global Wealth Management will become a fourth business segment at Scotiabank. Wealth Management results previously included in the Canadian Banking and International Banking business segments will be reported in the new business segment. Prior period comparatives will be restated. Refer to page 49 for further details on the profile, strategy, 2020 priorities and outlook for the new Global Wealth Management segment.

2019 Achievements

•  Footprint Optimization

•  Significant progress has been made in our footprint optimization program, which is substantially complete

•  Integrations of our acquisitions in Chile, Colombia, Peru and Dominican Republic on-track in terms of execution and synergies captured

•  Announced divestitures in non-core markets and businesses, including selected eastern Caribbean countries, Puerto Rico, El Salvador and Thailand

•  Customer Focus

•  Continued primary customer growth in both retail and commercial. Retail customer growth maintains its steady progress towards our goal of adding 1 million new primary customers

•  Significant Customer Experience improvements across countries in the Pacific Alliance; our proprietary system allowed us to accurately identify and improve on customer satisfaction following system migration and integration in Mexico and Chile respectively

•  Leadership

•  Scotiabank named #6 best workplace in Latin America by Great Place to Work, up from 15th in 2018

•  Significant progress made in women leadership. Recognized among the top 10 organizations in gender equality in 3 of our Pacific Alliance countries by the Aequales PAR Ranking

•  Continue to strengthen a diverse leadership team and to leverage international mobility

•  Enterprise Productivity

•  Adjusting for Acquisition-related costs, productivity ratio improved by more than 190 basis points while delivering positive operating leverage of more than 400 basis points

•  Digital Transformation

•  Achieved strong progress on digital targets across our markets; reached milestone of selling 50%+ of all retail products via digital banking in Chile

•  Successfully launched new mobile applications across the 4 Pacific Alliance countries

•  Built good momentum in new revenue flows generated from products sold digitally, surpassing the operating cost of running our Digital Factories

•  Began deployment of digital solutions in branches across key markets for enhanced customer experience and productivity; Colombia leads with more than 90% of saving accounts completed through end-to-end digital solutions

•  Business Mix Alignment

•  Closed a 15-year strategic partnership to accelerate our insurance business

•  Strong Risk Culture

•  Enhanced in-country organizational structures for anti-money laundering (AML) with senior leaders and local teams in-place.

•  Delivery of priority initiatives strengthening internal controls and continued AML risk mitigation underway.

Business Profile

International Banking has a strong and diverse franchise with more than 11 million Retail, Corporate and Commercial customers. We have almost 60,000 employees and our customers are served by a network of more than 1,900 branches, 5,500 ATMs and contact centres.

International Banking continues to be an attractive growth opportunity for the Bank with a geographical footprint focused on the Pacific Alliance countries of Mexico, Colombia, Peru and Chile. The Pacific Alliance countries have a combined GDP that is more than double the size of Canada’s, a young population, rising middle class, growing economies and a sound banking environment. Our franchise is supported by a solid, mature and profitable business in Central America and the Caribbean.

Strategy

International Banking continues to execute its medium-term strategy that is aligned with the all-Bank strategic priorities of: customer focus, leadership, enterprise productivity, digital transformation, business mix alignment, and strong risk culture. Underpinning this strategy is our increased focus on growth in the Pacific Alliance while optimizing operations in Central America and the Caribbean.

2020 Priorities

•	Optimize Footprint: Continue executing with discipline announced acquisitions and divestitures to enhance the risk profile of our portfolio and improve quality of our earnings.
•

Lead in Customer Experience and Digital: Continue accelerating our digital transformation to amplify business impact and continue deploying digital solutions to other channels to optimize our distribution model.

•

Accelerate Growth Drivers: Leverage new strategic partnership to accelerate insurance growth, scale our Capital Markets business in the Pacific Alliance and build our Wealth business with focus in affluent customer segment.

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Management’s Discussion and Analysis    |    International Banking

T19  International Banking financial performance

($ millions)	2019(1)(2)	2018	2017
Reported results
Net interest income(3)	$8,482	$7,322	$6,726
Non-interest income(3)(4)(5)(6)	5,006	4,111	3,688
Total revenue(3)	13,488	11,433	10,414
Provision for credit losses(7)	2,076	1,867	1,294
Non-interest expenses	7,027	6,111	5,664
Income tax expense(3)	998	706	828
Net income	$3,387	$2,749	$2,628
Net income attributable to non-controlling interests in subsidiaries	391	176	238
Net income attributable to equity holders of the Bank	$2,996	$2,573	$2,390

Key ratios and other financial data
Return on equity(8)	13.9%	14.4%	14.7%
Productivity(3)	52.1%	53.5%	54.4%
Net interest margin(9)	4.49%	4.65%	4.79%
Provision for credit losses – performing (Stages 1 and 2)	$154	$270	n/a
Provision for credit losses – impaired (Stage 3)	$1,922	$1,597	n/a
Provision for credit losses as a percentage of average net loans and acceptances(10)	1.39%	1.51%	1.21%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances	1.29%	1.28%	1.21%
Net write-offs as a percentage of average net loans and acceptances	1.28%	1.25%	1.31%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(11)	$188,724	$157,513	$140,471
Total assets	203,440	167,694	147,537
Deposits	118,501	103,629	95,232
Total liabilities	156,820	130,789	114,694

Other ($ billions)
Assets under administration(12)(13)	$161	$153	$146
Assets under management(13)	$59	$58	$52

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior year amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(3)	Taxable equivalent basis.
(4)	Includes net income from investments in associated corporations of $763 (2018 – $643; 2017 – $482).
(5)	Includes BBVA Chile third quarter 2018 before tax earnings of $21. BBVA Chile fourth quarter earnings have been reflected in all P&L lines.
(6)

Includes one additional month of earnings relating to Peru of $58 for the year ended October 31, 2019, and Thanachart Bank of $30 (after tax and NCI $22), and Chile of $36 (after tax and NCI $26) for the year ended October 31, 2018.

(7)	Includes Day 1 provision for credit losses on acquired performing financial instruments of $151 for the year ended October 31, 2019 (October 31, 2018 – $404; October 31, 2017 – nil).
(8)	Refer to Glossary.
(9)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.
(10)	Provision for credit losses as a percentage of average net loans and acceptances adjusted for Day 1 provision for credit losses was 1.18% in 2018 and 1.29% in 2019.
(11)	Includes bankers’ acceptances.
(12)	Excludes Affiliates.
(13)	Prior period amounts have been restated to conform with current period presentation.

T19A  Adjusted International Banking financial performance(1)

($ millions)	2019	2018	2017
Adjusted results
Net interest income	$8,482	$7,322	$6,726
Non-interest income	5,006	4,111	3,688
Total revenue	13,488	11,433	10,414
Provision for credit losses	1,925	1,463	1,294
Non-interest expenses	6,816	5,995	5,617
Income before taxes	4,747	3,975	3,503
Income tax expense	1,102	858	841
Net income	$3,645	$3,117	$2,662
Net income attributable to non-controlling interests (NCI)	457	298	238
Net income attributable to equity holders	$3,188	$2,819	$2,424

(1)	Refer to Non-GAAP measures for reconciliation of Reported and Adjusted results.

2019 Scotiabank Annual Report  |  43

Management’s Discussion and Analysis

Financial Performance

Net income

Net income attributable to equity holders was $2,996 million, an increase of $423 million or 16%. Adjusting for Acquisition-related costs, net income was $3,188 million up $369 million or 13%. Strong results in Latin America, including benefits from acquisitions, and Asia, complemented by good earnings in Caribbean. The impact of acquisitions and divestitures contributed approximately 3% to the adjusted earnings growth. The remaining increase was driven by strong loan growth in Latin America, higher net interest income and higher non-interest income. This was partly offset by higher provisions for credit losses, non-interest expenses, and income taxes.

Financial Performance on Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, and is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollars is useful to readers in assessing ongoing business performance. Ratios are on a reported basis.

T20 International Banking financial performance on constant dollar basis

($ millions)	2019(1)(2)	2018	2017
Net interest income(3)	$8,482	$7,295	$6,619
Non-interest income(3)(4)	5,006	4,098	3,612
Total revenue(3)	13,488	11,393	10,231
Provision for credit losses	2,076	1,815	1,250
Non-interest expenses	7,027	6,057	5,544
Income tax expense(3)	998	721	823
Net income on constant dollar basis	$3,387	$2,800	$2,614
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	391	177	232
Net income attributable to equity holders of the Bank on a constant dollar basis	$2,996	$2,623	$2,382

Selected Consolidated Statement of Financial Position data (average balances)
Total assets	203,440	167,777	151,117
Total liabilities	156,820	130,759	113,744

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior year amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(3)	Taxable equivalent basis.
(4)	Includes net income from investments in associated corporations of $763 (2018 – $674; 2017 – $532).

C10	Total revenue

C11	Total revenue by region $ millions

C12	Average loans and acceptances $ billions

C13	Average earning assets(1) by region $ billions

(1)	Average earning assets excluding bankers acceptances

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Management’s Discussion and Analysis    |    International Banking

Net income

Net income attributable to equity holders was $2,996 million, an increase of $373 million or 14%. Adjusting for Acquisition-related costs, net income was $3,188 million up $341 million or 12%. Strong results in Latin America, including benefits from acquisitions, and Asia, complemented by good earnings in Caribbean. The impact of acquisitions and divestitures contributed approximately 3% to the adjusted earnings growth. The remaining increase was driven by strong loan growth in Latin America, higher net interest income and higher non-interest income. This was partly offset by higher provisions for credit losses, non-interest expenses, and higher income taxes.

Assets and liabilities

Average assets of $203 billion increased $36 billion or 21% driven by strong retail and commercial loan growth, primarily in Latin America, partly due to acquisitions. Retail loan growth was 24% and commercial loan growth was 21%. Average liabilities increased $26 billion or 20% to $157 billion due to strong deposit growth in Pacific Alliance, partly due to acquisitions. Commercial and retail deposits increased 17% and 13% respectively.

Revenues

Total revenues of $13,488 million increased $2,095 million or 18%. Net interest income was $8,482 million, up 16% driven by strong retail and commercial loan growth, approximately two-thirds of the increase is driven by acquisitions. The net interest margin decreased 16 basis points to 4.49% due primarily to the impact of acquisitions and margin compression in Mexico and Chile. Non-interest income increased $908 million or 22% to $5,006 million, approximately half of the increase is driven by acquisitions. The remaining increase was due primarily to higher banking fees, investment gains, trading revenues and increased contribution from associated corporations.

Latin America

Total revenues of $9,502 million increased 23% from last year. Net interest income increased $1,124 million or 22%, driven by strong asset growth, approximately two-thirds of the increase is driven by acquisitions. The net interest margin decreased 23 basis points to 4.43% due primarily to the impact of acquisitions and margin compression in Mexico and Chile. Non-interest income increased $643 million or 26% to $3,162 million, approximately half of the increase is driven by acquisitions. The remaining increase was due to higher banking fees, credit card fees, investment gains and trading revenues.

Caribbean and Central America

Total revenues were $3,295 million, up 8% over last year. Net interest income was up $63 million or 3%, driven by acquisitions. Non-interest income was up $172 million or 18% as a result of good growth in banking fees and investment gains.

Asia

Total revenues were $691 million, up 15% versus last year, driven by higher contributions from Thanachart Bank, partly due to lower provisions for credit losses.

Non-interest expenses

Non-interest expenses increased $970 million or 16% to $7,027 million. Adjusting for Acquisition-related costs, non-interest expenses were up 15%, approximately two-thirds of the increase is driven by acquisitions. The remaining increase was due primarily to business volume growth, inflation, and higher technology costs, partly offset by benefits from cost-reduction initiatives. Operating leverage was a positive 3.0% or 4.3% adjusting for Acquisition-related costs.

Provision for credit losses

The provision for credit losses was $2,076 million compared to $1,815 million in 2018. Adjusting for the Day 1 provision on acquired performing financial instruments, the provision for credit losses increased $491 million driven by higher retail provisions.

The provision on impaired financial instruments was $1,922 million, up $349 million due primarily to organic and acquisition-driven asset growth in the retail portfolio partially offset by lower commercial provisions. Last year, the impact of the commercial provision relating to the Barbados debt restructuring was offset with higher recoveries. The provision for credit losses ratio on impaired loans was 129 basis points, an increase of one basis point. The provision on performing financial instruments was $154 million, compared to $242 million last year. Adjusting for the impact of Day 1 provision on acquired performing financial instruments, the provision on performing financial instruments increased $138 million. This was due to an increase in commercial provisions resulting from hurricane-related provision reversals in the prior year and less favourable macroeconomic forecasts for the Pacific Alliance countries, as well as higher retail provisions due to asset growth. The provision for credit losses ratio was 151 basis points, an increase of 12 basis points. On an adjusted basis, the provision for credit losses ratio was 129 basis points, an increase of 11 basis points.

Provision for income taxes

The effective tax rate was 23.2% compared to 21.6% due mainly to lower tax benefits in Mexico and lower inflation in Chile.

Outlook

In 2020, International Banking will continue to leverage its diversified footprint, focused on the Pacific Alliance countries of Mexico, Colombia, Peru and Chile and supported by a simplified footprint in the Caribbean and Central America. With a reshaped footprint we will have more scale in key markets, less risk, more growth potential, and higher quality of earnings. Expense management and delivery of positive operating leverage remain key business priorities. The main source of uncertainty is in Chile where the government is implementing a number of social policy measures and governance reforms to address the concerns of its population and a change in the Constitution will take place in 2020.

2019 Scotiabank Annual Report  |  45

Management’s Discussion and Analysis

Global Banking and Markets

2019 Achievements

Build strategic approach to lending by up-tiering corporate relationships and increasing lending penetration:

•  Deepened client focus to expand client relationships and drive multi-faceted revenue opportunities from origination, advisory, hedging, deposits and payments.
•  Demonstrated leadership in green bonds financings, having participated in approximately 30 green bond offerings across six currencies, totaling more than CAD $18 billion equivalent, over the past two years.

Strengthen Investment Banking:

•  As part of a multi-year strategy, built out Canadian and regional leadership capabilities to enhance the client coverage model.
•  Capturing cross-sell opportunities in Equity Capital Markets, Debt Capital Markets and Foreign Exchange in focus sectors such as Power and Utilities, Energy, and Infrastructure and gaining in new sectors such as Healthcare and Real Estate.

Deepen penetration across core markets:

•  Continuous progress on multi-year strategy of creating a top-tier local and cross-border wholesale banking business in the Americas.
•  Re-formulated Global Capital Markets Strategy and executing a GCM Transformation Program in the Pacific Alliance.
•  Achieved significant league table advancement in the Pacific Alliance and Latin America.
•  Ranked #2 in Pacific Alliance DCM, up from #6 in fiscal 2018
•  Ranked #3 in Latin America Syndicated Loans
•  Demonstrated continued leadership in Canadian Syndicated Loans; ranked #3 in Canada Loans (New Money) League Table, up from #4 in fiscal 2018.

Select awards and deal highlights:

•  Scotiabank achieved top-tier results in the 2019 Brendan Wood International Canadian Equities report.
•  Best Global Wholesale Bank 2019 – International Finance Awards (2019), Acquisition International.
•  Canada Large M&A Deal of the Year (2019), M&A Atlas Awards.
•  Introduced the innovative Scotiabank Alternative Mutual Fund Index to track the performance of Canadian liquid alternative investments.
•  Continued modernization of payments infrastructure – first to market with digital wire tracking for business payments.
•  Launched The Scotiabank Women Initiative™ for Global Banking and Markets to deepen client relationships.
•  Global Coordinator and Joint Bookrunner for Chilean company Arauco’s US$1 billion two-tranche Sustainable issuance.
•  Lead Bookrunner on over $7 billion in debt issuance for the Canadian Telecommunication sector having co-led multiple bond offerings as well as providing backstop financing to support requirements for Canadian wireless spectrum auction.
•  Financial Advisor, Initial Underwriter and Joint Bookrunner on Brookfield Business Partners’ financing for the acquisition of Johnson
Controls’ Power Solutions business – one of the largest Leveraged Buyouts (LBO) since the financial crisis.
•  Bookrunner on US$1.5 billion Senior Facilities for Global Power Generation, whereby Scotiabank provided a customized multi-currency, multi-product financing solution.
•  Joint Bookrunner, Dealer Manager, and Billing & Delivery Bank for a liability management transaction and simultaneous new issue for the
Republic of Peru.

46  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Banking and Markets

Business Profile

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 21 countries, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Strategy

Global Banking and Markets’ strategy is focused on strengthening our franchise by expanding our full service corporate offering, and our regional and institutional capabilities, to better serve our clients and deliver profitable growth.

2020 Priorities

•	Client Focus: Increase our relevance to our corporate clients and drive alignment of resources with the most significant revenue opportunities, to capture more of the non-lending wallet.
•	Strengthen our capital markets offering: Enhance distribution and product capabilities and deepen institutional relationships.
•

Build on our presence in the Americas: Enhance our franchise in Canada, continue to pursue targeted, phased growth in the U.S., create a top-tier local and cross-border Pacific Alliance business, and leverage Europe and Asia for distribution of our Americas product in support of our corporate clients.

T21 Global Banking and Markets financial performance

($ millions)	2019(1)(2)	2018	2017
Net interest income(3)	$1,396	$1,454	$1,336
Non-interest income(3)	3,084	3,074	3,288
Total revenue(3)	4,480	4,528	4,624
Provision for credit losses	(22)	(50)	42
Non-interest expenses	2,463	2,233	2,160
Income tax expense(3)	505	587	604
Net income	$1,534	$1,758	$1,818
Net income attributable to non-controlling interests in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$1,534	$1,758	$1,818

Key ratios and other financial data
Return on equity(4)	13.3%	16.0%	16.0%
Productivity(3)	55.0%	49.3%	46.7%
Net interest margin(5)(6)	1.68%	1.83%	1.75%
Provision for credit losses – performing (Stages 1 and 2)	$(26)	$(22)	n/a
Provision for credit losses – impaired (Stage 3)	$4	$(28)	n/a
Provision for credit losses as a percentage of average net loans and acceptances	(0.02)%	(0.06)%	0.05%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances	–%	(0.03)%	0.05%
Net write-offs as a percentage of average net loans and acceptances	0.03%	0.03%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$112,317	$98,130	$103,861
Loans and acceptances	92,977	81,838	79,937
Earning assets	337,589	282,997	291,870
Total assets	371,909	320,850	335,599
Deposits	99,346	86,260	77,158
Total liabilities	304,253	264,983	267,377

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior year amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(3)	Taxable equivalent basis.
(4)	Refer to Glossary.
(5)	Corporate Banking and Securitization only.
(6)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

2019 Scotiabank Annual Report  |  47

Management’s Discussion and Analysis

Financial Performance

Net income

Global Banking and Markets reported net income attributable to equity holders of $1,534 million, a decrease of $224 million or 13%. Lower net interest income, higher non-interest expenses, as well as lower recoveries for credit losses, were partly offset by higher trading revenue and credit fees.

Average assets and liabilities

Average assets increased by $51 billion or 16% to $372 billion this year. Adjusting for the impact of foreign currency translation, assets increased $47 billion mainly due to increases in securities purchased under resale agreements, trading securities, and business and government loans.

Average liabilities increased by $39 billion or 15% to $304 billion this year. Adjusting for the impact of foreign currency translation, liabilities increased $35 billion due primarily to growth in securities sold under repurchase agreements and deposits.

Net interest income

Net interest income decreased by 4% to $1,396 million, mainly driven by lower interest income from capital markets operations, lower lending margins across the regions and deposit margin compression, which is offsetting the positive impact of higher loan and deposits volume. The net interest margin was 1.68%, a decrease of 15 basis points.

Non-interest income

Non-interest income of $3,084 million increased by $10 million mainly due to higher trading revenues in equities and fixed income, as well as higher credit fees. This was partly offset by lower advisory and underwriting fees.

Non-interest expense

Non-interest expenses increased by $230 million or 10% to $2,463 million. This was due primarily to higher compliance and technology investments driven by regulatory requirements, higher share-based compensation, and the unfavourable impact of foreign currency translation. Operating leverage was negative 11.3%.

Provision for credit losses

The provision for credit losses increased $28 million due primarily to higher recoveries in Europe and the U.S. last year and higher impaired loan provisions in Canada this year. The provision for credit losses ratio was negative two basis points, an increase of 4 basis points.

Provision for income taxes

The effective tax rate was 24.8%, compared to 25.0% in the prior year.

Outlook

In 2020, Global Banking and Markets’ growth will result from leveraging our unique footprint centered on the Americas and by increasing our relevance to our corporate clients, strengthening our Capital Markets offerings and building our presence in key markets. Global Banking and Markets expects to continue to deliver strong balance sheet growth as well as improved results in Capital Markets and Business Banking. Provisions for credit losses are expected to increase following two years of recoveries. Continued regulatory and technology investments will lead to expense growth, but at a moderating pace. Global Banking and Markets is targeting to achieve positive operating leverage.

C14	Total revenue

C15	Business banking revenue $ millions

C16	Capital markets revenue by business line $ millions

C17	Composition of average assets $ billions

C18	Trading day losses

48  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Wealth Management

Global Wealth Management

The Wealth Management businesses within the Canadian Banking and International Banking segments will be reported separately as a single “Global Wealth Management” segment effective November 1, 2019. The composition, strategy, 2020 priorities and outlook of our new reportable segment has been provided below.

Business Profile

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. Global Wealth Management serves over 2.5 million investment fund and advisory clients across 14 countries – managing over $490 billion in assets.

Through organic growth and acquisitions, Global Wealth Management has built a robust client-centric business with comprehensive advice, products, and platforms to meet a broad range of client needs.

Global Wealth Management is comprised of the following businesses:

•

Advisory: Online brokerage (Scotia iTRADE), Mobile investment specialists (Scotiabank), Full-service brokerage (ScotiaMcLeod), Trust, Private Banking, Private Investment Counsel (Scotia Wealth Management and MD Financial Management)

•

Product Manufacturing: Retail mutual funds (Scotia & Dynamic Funds), Exchange Traded Funds (Scotia & Dynamic Funds), Liquid Alternatives (Dynamic Funds), Institutional funds (Scotia & Jarislowsky Fraser)

Scotiatrust, ScotiaMcLeod, Scotia iTRADE, Private Banking, Private Investment Counsel, 1832 Asset Management and Dynamic Funds are top-performers in key industry metrics.

Strategy

Global Wealth Management continues to execute on its strategy of delivering comprehensive wealth advice and investment solutions globally, through integrated advice platforms and industry leading investment management capabilities to meet client needs.

2020 Priorities

•

Maximize growth in asset management and advisory businesses by enhancing the product shelf to deliver superior investment management results to investors across our distribution network; and delivering integrated wealth management solutions for clients with complex needs.

•

Leverage our acquisitions to grow in new segments including institutional mandates in Canada and internationally; and deliver value added wealth management services to Jarislowsky Fraser and MD Financial clients.

•	Expand international capabilities and offering to deliver investment solutions and wealth management advice to new clients in priority markets.

Outlook

Global Wealth Management’s unique operating model is well positioned for growth in 2020 driven by continued momentum in the core asset management and advisory businesses; leveraging MD Financial and Jarislowsky Fraser for growth in new segments; and delivering best in class products and solutions through the Bank’s footprint in Canada and internationally. Expense management and delivery of positive operating leverage remain key business priorities.

2019 Scotiabank Annual Report  |  49

Management’s Discussion and Analysis

Other

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures, and corporate items which are not allocated to a business line.

Financial Performance

T22  Other financial performance

($ millions)	2019(1)(2)	2018	2017
Net interest income(3)	$(985)	$(483)	$(390)
Non-interest income(3)(4)	158	(53)	(344)
Total revenue(3)	(827)	(536)	(734)
Provision for (recovery of) credit losses	1	–	–
Non-interest expenses	304	60	319
Income tax expense(3)	(585)	(449)	(786)
Net income (loss)	$(547)	$(147)	$(267)
Net income attributable to non-controlling interests in subsidiaries	17	–	–
Net income (loss) attributable to equity holders	$(564)	$(147)	$(267)

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9, prior year amounts have not been restated.
(2)

The amounts for year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

(3)

Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes in the business segments.

(4)	Includes net income from investments in associated corporations of $(178) in 2019; (2018 – $(177); 2017 – $(141)).

T22A  Adjusted Other financial performance(1)

($ millions)	2019	2018	2017
Adjusted results
Net interest income	$(985)	$(483)	$(390)
Non-interest income	285	(53)	(344)
Total revenue	(700)	(536)	(734)
Provision for credit losses	1	–	–
Non-interest expenses	283	60	319
Income before taxes	(984)	(596)	(1,053)
Income tax expense	(729)	(449)	(786)
Net income (loss)	$(255)	$(147)	$(267)
Net income (loss) attributable to non-controlling interests (NCI)	1	–	–
Net income (loss) attributable to equity holders	$(256)	$(147)	$(267)

(1)	Refer to Non-GAAP measures for reconciliation of Reported and Adjusted results.

Net income

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income grossup. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

The Other segment had a net loss attributable to equity holders of $564 million in 2019. Adjusting for the Net loss on divestitures of $308 million, net loss attributable to equity holders was $256 million compared to $147 million in 2018. The prior year had lower expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax).

Revenues

Revenues of negative $827 million included $127 million Net Loss on divestitures. On an adjusted basis, revenues decreased by $164 million due mainly to lower contributions from asset/liability management activities, as well as higher taxable equivalent basis offsets (eliminated in tax expenses). This was partly offset by higher investment gains.

Non-interest expenses

Non-interest expenses were $304 million. On an adjusted basis, non-interest expenses were $283 million, compared to $60 million in 2018. Higher expenses were mainly due to the benefits remeasurement in the prior current year of $203 million.

50  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Other

Financial Performance of Business Lines: 2018 vs. 2017

Canadian Banking

Canadian Banking reported net income attributable to equity holders of $4,364 million in 2018, up 7% from last year. Adjusting for Acquisition-related costs, net income was $4,416 million, up 8%. This reflects the contributions from acquisitions in the current year, partly offset by last year’s gain on sale of HollisWealth (“Sale of Business”) as well as lower gains on sale of real estate.

Solid growth in assets and deposits, along with improving margin driven primarily from the Bank of Canada interest rate increase, higher non-interest income and lower provision for credit losses contributed to strong growth in 2018. This was partly offset by higher non-interest expenses. Return on equity was 22.7%, compared with 22.8% last year. Adjusting for Acquisition-related costs, the return on equity was 23.0%.

International Banking

International Banking reported net income attributable to equity holders of $2,573 million, up $183 million or 8% from last year. Adjusting for Acquisition-related costs, net income attributable to equity holders increased by $395 million or 16% to $2,819 million. Strong results in Latin America, including benefits from acquisitions, and Asia, complemented solid earnings in the Caribbean. The impact of the acquisitions and the benefit of one additional month of earnings, from the Alignment of the reporting period in Chile and Thailand, contributed 3% to the adjusted earnings growth. The remaining increase was driven by strong loan growth in Latin America, higher non-interest income, and lower taxes. This was partly offset by higher provision for credit losses and non-interest expenses, a lower net interest margin and the negative impact of foreign currency translation. Return on equity was 14.4% compared to 14.7% last year. Adjusting for Acquisition-related costs, the return on equity was 15.8%.

Global Banking and Markets

Global Banking and Markets reported net income attributable to equity holders of $1,758 million, a decrease of $60 million or 3% from last year. Lower income from capital markets businesses and higher expenses were partly offset by stronger results in corporate lending, as well as lower provision for credit losses. Return on equity was 16.0%, in line with the prior year.

Other

The Other segment had a net loss attributable to equity holders of $147 million in 2018 compared to $267 million in 2017. This was primarily due to the benefits remeasurement of $150 million ($203 million pre-tax).

2019 Scotiabank Annual Report  |  51

Management’s Discussion and Analysis

Group Financial Condition

T23  Condensed statement of financial position

As at October 31 ($ billions)	2019	2018	2017
Assets
Cash, deposits with financial institutions and precious metals	$50.4	$65.5	$65.4
Trading assets	127.5	100.3	98.5
Securities purchased under resale agreements and securities borrowed	131.2	104.0	95.3
Investment securities	82.4	78.4	69.3
Loans	592.5	551.8	504.4
Other	102.2	98.5	82.4
Total assets	$1,086.2	$998.5	$915.3

Liabilities
Deposits	$733.4	$676.5	$625.4
Obligations related to securities sold under repurchase
agreements and securities lent	124.1	101.3	95.8
Other liabilities	151.2	147.3	126.5
Subordinated debentures	7.3	5.7	5.9
Total liabilities	$1,016.0	$930.8	$853.6

Equity
Common equity	63.6	61.0	55.5
Preferred shares and other equity instruments	3.9	4.2	4.6
Non-controlling interests in subsidiaries	2.7	2.5	1.6
Total equity	$70.2	$67.7	$61.7
Total liabilities and shareholders’ equity	$1,086.2	$998.5	$915.3

C19	Loan portfolio loans & acceptances, $ billions, as at October 31

C20	Deposits $ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets as at October 31, 2019 were $1,086 billion, up $88 billion or 9% from October 31, 2018. This increase was primarily in loans, trading securities and securities purchased under resale agreements and securities borrowed, partially offset by a decrease in cash and deposits with financial institutions.

Cash and deposits with financial institutions decreased $16 billion due primarily to lower balances on deposit with central banks, while trading securities increased by $27 billion primarily to hedge client driven transactions. Securities purchased under resale agreements and securities borrowed increased by $27 billion due to increased client demand.

Investment securities increased $4 billion from October 31, 2018 due primarily to higher holdings of U.S. government debt. As at October 31, 2019, the net unrealized loss on debt securities measured at fair value through other comprehensive income was $71 million, after the impact of qualifying hedges.

Loans increased $41 billion from October 31, 2018. Residential mortgages increased $15 billion due to growth in Canada and Latin America. Personal loans and credit cards grew $4 billion mainly in Canada and Latin America. Business and government loans increased $22 billion due primarily to growth in Canada and Latin America.

Other assets increased $5 billion due mainly to loans sold but not yet settled.

Liabilities

Total liabilities were $1,016 billion as at October 31, 2019, up $85 billion or 9% from October 31, 2018.

Total deposits increased $57 billion. Personal deposits grew by $10 billion due primarily to growth in Canada. Business and government deposits grew by $40 billion mainly in Canada, the U.S., and Latin America. Deposits from financial institutions increased $7 billion.

Obligations related to securities sold under repurchase agreements and securities lent increased by $23 billion which was in line with higher securities purchased under resale agreements and securities borrowed. Financial instruments designated at fair value through profit or loss increased $4 billion.

Equity

Total shareholders’ equity increased $2,512 million from October 31, 2018. This increase was driven mainly by current year earnings of $8,798 million. Partly offsetting were dividends paid of $4,442 million, the repurchase and cancellation of approximately 15 million common shares of $1,075 million, other comprehensive loss of $625 million due mainly to revaluation of the Bank’s employee benefit plans and a decrease in unrealized foreign currency translation gains on the Bank’s net investments in its foreign operations, and the redemption of preferred shares of $300 million.

Outlook

While global growth is currently moderating, expected growth in 2020 for the Canadian economy and Pacific Alliance countries should support assets and deposits growth across all business lines. In Canada, a strong labour market and strong population growth should lead to continued expansion in retail and commercial lending. Internationally, improving economic strength in the Pacific Alliance countries should aid in further increases in assets and personal deposits.

52  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to financial safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk Management section “Risk Appetite”. The framework encompasses medium-term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These targets drive behaviour to work to ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1 (CET1), Tier 1 and Total capital, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

OSFI requires Canadian deposit-taking institutions to meet minimum requirements related to risk-weighted assets of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital ratios, respectively. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks. Furthermore, an additional Domestic Stability Buffer of 2.0% was implemented as a Pillar 2 requirement as noted below.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework. In 2014, OSFI released its Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements which outlines the application and disclosure of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum.

Regulatory capital developments during the year

Capital Adequacy and Leverage Requirements

Effective the first quarter of 2019, OSFI finalized revisions to its Capital Adequacy Requirements (CAR) Guideline that include: implementation of the revised standardized approach to counterparty credit risk and centralized counterparties (CCPs); implementation of the revised securitization framework, including OSFI’s transitional provisions which substantially delay the impact on regulatory capital to the first quarter of 2020; and, the removal of the CVA phase-in transitional arrangements which concluded at the end of 2018. The revisions also codify in the CAR Guideline changes to the Basel II standardized regulatory capital floor, which were announced in January 2018 and implemented in the second quarter of 2018. OSFI’s 2019 revisions to its Leverage Ratio framework and its disclosure requirements align the Leverage Ratio Guideline with related changes within the CAR Guideline in respect of securitizations and counterparty credit risk.

In addition, effective 2019 OSFI implemented the amendments to Basel III as finalized by the BCBS in respect of holdings of Other Total Loss Absorbing Capital (TLAC) instruments issued by global systemically important banks (G-SIBs) which qualify towards their TLAC requirements and instruments ranking pari passu with those instruments. The BCBS regulatory capital treatment in respect of holdings of Other TLAC aims to reduce a significant source of contagion in the banking system. OSFI has also determined that it is appropriate to extend the Basel III treatment to holdings of Other TLAC instruments issued by Canadian D-SIBs.

Domestic Stability Buffer

In order to provide increased transparency to the market, OSFI clarified its additional requirement for its Domestic Stability Buffer, currently held by Domestic Systemically Important Banks (D-SIBs) as a Pillar 2 buffer requirement. The Domestic Stability Buffer is not a Pillar 1 buffer. Breaches will not result in banks being subject to automatic constraints on capital distributions. If a D-SIB breaches the buffer (i.e. dips into the buffer when it has not been released), OSFI will require a remediation plan. Supervisory interventions pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI.

As noted above, OSFI’s minimum Pillar 1 capital ratio requirements, including the D-SIB 1% surcharge, are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively. The Domestic Stability Buffer will range between 0 and 2.5% of a bank’s total risk-

2019 Scotiabank Annual Report  |  53

Management’s Discussion and Analysis

weighted assets (RWA). OSFI will undertake a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer will be made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates.

During fiscal 2019, OSFI announced a 25 basis point increase to its Domestic Stability Buffer at each semi-annual review. As at year end, the Domestic Stability Buffer was set at 2.0% of total risk-weighted assets.

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its recapitalization in the event of its failure. Effective November 1, 2021, D-SIBs will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 21.5% of risk-weighted assets (plus the Domestic Stability Buffer requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual D-SIBs or groups of D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. The Bank does not anticipate any challenges in meeting its TLAC requirements.

OSFI also revised its Capital Adequacy Requirements (CAR) guideline to implement the amendments to Basel III finalized by the BCBS in October 2016 in respect of holdings of Other TLAC Instruments issued by global systemically important banks (G-SIBs) that qualify towards their TLAC requirements and instruments ranking pari passu with those instruments. The BCBS regulatory capital treatment in respect of holdings of Other TLAC aims to reduce a significant source of contagion in the banking system. OSFI has determined that it is appropriate to extend the Basel III treatment to holdings of Other TLAC instruments issued by Canadian D-SIBs. The regulatory adjustments relating to holdings of Other TLAC instruments applied from November 1, 2018.

In addition, we continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

The Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

Capital deployment

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth. The Common Equity Tier 1 (CET1) ratio as at October 31, 2019 was 11.1%, remaining flat from prior year due primarily to strong internal capital generation which was offset by strong risk-weighted asset growth, share buybacks under the Bank’s Normal Course Issuer Bid, the impact from employee pension and retirement benefits on accumulated other comprehensive income, and the impact from the Bank’s acquisitions during the year.

The Bank’s Tier 1 capital ratio was 12.2% as at October 31, 2019, a decline of approximately 30 basis points from the prior year, primarily due to the redemptions of $650 million of Scotiabank Tier 1 Trust Securities and $300 million of preferred shares. The Total capital ratio was 14.2% as at October 31, 2019, a decline of 10 basis points from 2018, due primarily to the redemptions of Tier 1 capital noted above and the redemption of $1.75 billion of subordinated debentures. These redemptions were partly offset by the issuances of $3.25 billion of subordinated debentures during the year. The Leverage ratio was 4.2% a decline of approximately 30 basis points in 2019 due primarily to the Bank’s acquisitions and strong organic asset growth.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2019 (including the 1% D-SIB surcharge and 2% Domestic Stability Buffer requirements) of 10.0%, 11.5% and 13.5% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2019.

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Management’s Discussion and Analysis    |    Group Financial Condition

Outlook

The Bank will continue to have a strong capital position in 2020 that will improve from strong internal generation and divestitures of certain non-core businesses. Capital will be prudently managed to support the Bank’s growth initiatives that enhance shareholder returns.

T24  Regulatory capital(1)

	Basel III

As at October 31 ($ millions)	2019	2018	2017
Common Equity Tier 1 capital
Total Common Equity	$63,320	$60,727	$55,454
Qualifying non-controlling interest in common equity of subsidiaries	1,734	1,628	636
Goodwill and intangibles, net of deferred tax liabilities(2)	(16,144)	(16,428)	(11,505)
Threshold related deductions	(907)	(863)	(271)
Net deferred tax assets (excluding those arising from temporary differences)	(286)	(335)	(417)
Other Common Equity Tier 1 capital deductions(3)	(1,139)	(286)	(545)
Common Equity Tier 1	46,578	44,443	43,352
Preferred shares(4)	2,324	2,624	3,019
Subordinated additional Tier 1 capital securities (NVCC)	1,560	1,560	1,560
Capital instrument liabilities – trust securities(4)	750	1,400	1,400
Other Tier 1 capital adjustments(5)	92	160	142
Net Tier 1 capital	51,304	50,187	49,473
Tier 2 capital
Subordinated debentures, net of amortization(4)	7,252	5,698	5,935
Allowance for credit losses eligible for inclusion in Tier 2 and excess allowance (re: IRB approach)(6)	1,200	1,380	602
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	96	99	103
Other Tier 2 capital adjustments	(2)	–	–
Tier 2 capital	8,546	7,177	6,640
Total regulatory capital	59,850	57,364	56,113
Risk-weighted assets ($ billions)
Credit risk	365.4	347.1	315.2
Market risk	8.7	8.4	7.8
Operational risk	47.1	45.0	40.6
Basel capital floor adjustments(7)	–	–	12.8
CET1 risk-weighted assets(7)(8)	$421.2	$400.5	$376.4
Capital ratios(9)
Common Equity Tier 1	11.1%	11.1%	11.5%
Tier 1	12.2%	12.5%	13.1%
Total	14.2%	14.3%	14.9%
Leverage:
Leverage exposures	$1,230,648	$1,119,099	$1,052,891
Leverage ratio	4.2%	4.5%	4.7%

(1)	Regulatory capital ratios are determined in accordance with Basel III rules.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(3)	Other CET1 capital deductions under Basel III include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Other Tier 1 capital adjustments under Basel III rules include eligible non-controlling interests in subsidiaries.
(6)	Eligible allowances for 2019, 2018, and 2017.
(7)

Since the introduction of Basel II in 2008, OSFI has prescribed a minimum capital floor for institutions that use the advanced internal ratings-based approach for credit risk. The Basel I capital floor add-on is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. A shortfall in the Basel III capital requirement as compared with the Basel I floor is added to RWA. OSFI replaced the Basel I regulatory capital floor with a capital floor based on the Basel II standardized approach for credit risk, effective April 30, 2018. Revised capital floor requirements also include risk-weighted assets for market risk and CVA. Under this new Basel II regulatory capital floor requirement, the Bank does not have a capital floor add-on as at October 31, 2019 (October 31, 2018 - nil; Basel I floor add-on: October 31, 2017 - $12.8 billion).

(8)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively, (scalars of 0.72, 0.77, and 0.81 in 2017).

(9)

OSFI designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge was applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks.

2019 Scotiabank Annual Report  |  55

Management’s Discussion and Analysis

T25  Changes in regulatory capital(1)

	Basel III

For the fiscal years ($ millions)	2019	2018	2017
Total capital, beginning of year	$57,364	$56,113	$53,330
Changes in Common Equity Tier 1
Net income attributable to common equity holders of the Bank	8,208	8,361	7,876
Dividends paid to equity holders of the bank	(4,260)	(3,985)	(3,668)
Shares issued	255	2,708	313
Shares repurchased/redeemed	(1,075)	(632)	(1,009)
Gains/losses due to changes in own credit risk on fair valued liabilities	(37)	(25)	185
Movements in accumulated other comprehensive income, excluding cash flow hedges	(1,193)	(228)	(634)
Change in non-controlling interest in common equity of subsidiaries	105	992	39
Change in goodwill and other intangible assets (net of related tax liability)(2)	284	(4,923)	84
Other changes including regulatory adjustments below:	(152)	(1,177)	177
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	49	82	67
– IFRS 15/ IFRS 9 impacts(3)	(58)	(564)	–
– Significant investments in the common equity of other financial institutions (amount above 10% threshold)	(330)	(306)	129
– Other capital deductions	242	(359)	35
– Other	(55)	(30)	(54)
Changes in Common Equity Tier 1	$2,135	$1,091	$3,363
Changes in Additional Tier 1 Capital
Issued	–	300	1,560
Redeemed	(950)	(695)	(575)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(68)	18	59
Changes in Additional Tier 1 Capital	$(1,018)	$(377)	$1,044
Changes in Tier 2 Capital
Issued	3,250	–	–
Redeemed	(1,771)	(232)	(1,500)
Allowance for credit losses eligible for inclusion in Tier 2 and Excess Allowance under AIRB(4)	(180)	778	74
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	70	(9)	(198)
Changes in Tier 2 Capital	$1,369	$537	$(1,624)
Total capital generated (used)	$2,486	$1,251	$2,783
Total capital, end of year	$59,850	$57,364	$56,113

(1)	Regulatory capital ratios are determined in accordance with Basel III rules.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(3)

Represents the full transitional impact on retained earnings from the Bank’s adoption of IFRS 15 (Revenue from Contracts with Customers) on November 1, 2018 (IFRS 9 (Financial Instruments) on November 1, 2017).

(4)	Eligible allowances for 2019, 2018, and 2017.

56  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Regulatory capital components

The Bank’s regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders’ equity, regulatory derived non-controlling interest capital, and prescribed regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension assets, shortfall (if any) of the allowance for credit losses to regulatory parameter-based expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, qualifying other equity instruments (as described in Note 24), and non-qualifying preferred shares and innovative Tier 1 instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated debentures, or non-qualifying subordinated debentures subject to phase-out, and any eligible allowances for credit losses.

The Bank’s CET1 capital was $46.6 billion as at October 31, 2019, an increase of $2.1 billion from the prior year primarily due to:

•	$3.9 billion growth from strong internal capital generation, including the impacts on retained earnings from the Bank’s acquisitions and divestitures; and,
•	$0.2 billion from lower regulatory capital deductions, mainly relating to goodwill and intangibles.

Partly offset by:

•	$1.2 billion decrease from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges, primarily from the impact of foreign currency translation and losses from employee pensions and benefits plans; and,
•	$0.8 billion from common share buybacks net of common share issuances under the Bank’s employee share purchase and stock options plans.

The Bank’s Tier 1 capital increased by $1.1 billion, primarily due to the above impacts to CET1 capital, partly offset by the planned redemptions of $650 million of Scotiabank Tier 1 Trust Securities and $300 million of preferred shares. In addition, Total capital increased by $2.5 billion, mainly due to the issuances of $1.75 billion and $1.5 billion of subordinated debentures during the year, which were partly offset by the redemption of $1.75 billion of subordinated debentures.

Dividends

The strong earnings and capital position allowed the Bank to increase its dividends by 5 cents per common share in 2019. The annual dividend in 2019 was $3.49, compared to $3.28 in 2018, an increase of 6.4%. The dividend payout ratio on an adjusted basis was 48.6% in line with the Bank’s Board approved target dividend payout ratio of 40-50%.

T26  Selected capital management activity

For the fiscal years ($ millions)	2019	2018	2017
Dividends
Common	$4,260	$3,985	$3,668
Preferred and other equity instruments	182	187	129
Common shares issued(1)	255	2,708	313
Common shares repurchased for cancellation under the Normal Course Issuer Bid(2)	1,075	632	1,009
Preferred shares and other equity instruments issued	–	300	1,560
Preferred shares and other equity instruments redeemed(3)	300	695	575
Subordinated debentures issued	3,250	–	–
Maturity, redemption and repurchase of subordinated debentures	1,771	232	1,500

(1)

Represents primarily cash received for stock options exercised during the year, common shares issued in connection with acquisitions, and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	Represents reduction to Common shares and Retained earnings (refer to the Consolidated Statement of Changes in Equity).
(3)	Excludes the redemption on June 30, 2019 of Scotiabank Tier 1 Securities - Series 2009-1 issued by Scotiabank Tier 1 Trust.

C21	CET1 capital %, as at October 31

C22	Dividend growth dollars per share

C23	Internally generated capital $ billions, for years ended October 31

Common shares issued

On May 1, 2018, the Bank issued 11,133,141 common shares at a price of $78.86 per common share in connection with the acquisition of Jarislowsky Fraser. As a result of the issuance, the Bank recorded an increase to equity – common shares of $878 million. Refer to Note 24 in the consolidated financial statements for additional details.

On June 8, 2018, the Bank completed its public offering of 22,655,000 common shares, at a price of $76.15 per common share. As a result of the public offering, the Bank recorded an increase to equity – common shares of $1,696 million, net of transaction costs of $29 million. The Bank used the proceeds from the public offering to partially fund the acquisition of MD Financial Management.

2019 Scotiabank Annual Report  |  57

Management’s Discussion and Analysis

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2019 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2020. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

On May 29, 2018, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Under the 2018 NCIB, which terminated on June 3, 2019, the Bank cumulatively repurchased and cancelled approximately 14.8 million common shares at an average price of $73.46 per share.

During the year ended October 31, 2019, the Bank repurchased and cancelled approximately 15 million common shares (2018 – approximately 8.23 million) at a volume weighted average price of $71.51 per share (2018 – $76.77) for a total amount of $1,075 million (2018 – $632 million).

58  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in T27. Further details, including exchangeability features, are discussed in Note 21 and Note 24 of the consolidated financial statements.

T27  Shares and other instruments

As at October 31, 2019	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion features
Common shares(2)		$18,264		$3.49		1,216,132	n/a
Preferred shares
Preferred shares Series 22(3)		–		0.239375		–	–
Preferred shares Series 23(3)		–		0.215885		–	–
Preferred shares Series 30(4)(5)		154		0.455000		6,143	Series 31
Preferred shares Series 31(4)(6)		111		0.657072		4,457	Series 30
Preferred shares Series 32(4)(7)		279		0.515752		11,162	Series 33
Preferred shares Series 33(4)(8)		130		0.742073		5,184	Series 32
Preferred shares Series 34(4)(9)(10)		350		1.375000		14,000	Series 35
Preferred shares Series 36(4)(9)(11)		500		1.375000		20,000	Series 37
Preferred shares Series 38(4)(9)(12)		500		1.212500		20,000	Series 39
Preferred shares Series 40(4)(9)(13)		300		1.271475		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(14)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(15a,b,c)		$750		28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(16)		–		–		–	–
Subordinated additional Tier 1 capital securities (NVCC)	US$	1,250	US$	23.25		4.650	1,250

NVCC subordinated debentures					Amount ($ millions)		Interest Rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							11,509

(1)	Dividends declared from November 1, 2018 to October 31, 2019.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at November 15, 2019, the number of outstanding common shares and options was 1,216,136 thousand and 11,392 thousand, respectively.
(3)	On January 28, 2019, the Bank redeemed all outstanding Non-cumulative Preferred share Series 22 and Series 23 and paid a dividend of $0.239375 and $0.215885, respectively, per share.
(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the consolidated financial statements in the Bank’s 2019 Annual Report for further details.
(5)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(6)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly.
(7)	Subsequent to the initial five-year fixed rate period which ended on February 1, 2016, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(8)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.34%, multiplied by $25.00, which will be reset quarterly.
(9)	These preferred shares contain Non-Viability Contingent Capital (NVCC) provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 24 of the consolidated financial statements in the Bank’s 2019 Annual Report for further details.
(10)	Subsequent to the initial five-year fixed rate period ending on April 25, 2021, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.51%, multiplied by $25.00.
(11)	Subsequent to the initial five-year fixed rate period ending on July 25, 2021, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.72%, multiplied by $25.00.
(12)	Subsequent to the initial five-year fixed rate period ending on January 26, 2022, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 4.19%, multiplied by $25.00.
(13)	Subsequent to the initial five-year fixed rate period ending on January 26, 2024, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.43%, multiplied by $25.00.
(14)	Semi-annually per face amount of $1,000 or US$1,000, as applicable.
(15)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 24(c) – Restrictions on dividend payments. Under the circumstances outlined in 15(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(15)(b)	The Scotia BaTS II Series 2006-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(15)(c)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 24(c) – Restrictions on dividend payments.
(16)	On June 30, 2019, the 7.802% Scotiabank Tier 1 Securities - Series 2009-1 issued by Scotiabank Tier 1 Trust were redeemed for 100% of their principal amount, together with accrued and unpaid interest to the redemption date.

2019 Scotiabank Annual Report  |  59

Management’s Discussion and Analysis

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P. All four credit rating agencies have a Stable outlook on the Bank.

There were no changes to the Bank’s credit ratings during the year.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk weights to on- and off-balance sheet exposures.

As at year end, the Bank’s RWA of $421.2 billion, represents an increase in CET1, Tier 1 and Total Capital RWA of approximately $20.7 billion, $20.5 billion, and $20.3 billion, respectively, from 2018. Increases to RWA during the year are primarily due to organic growth and the Bank’s acquisitions which closed during the year, partly offset by the impacts from foreign currency translation and the Bank’s divestitures.

CET1 Credit risk-weighted assets

As shown in Table T28, CET1 credit risk-weighted assets increased by approximately $18.3 billion to $365.4 billion, due primarily to the following components:

•	Higher volumes increased RWA by $19.7 billion;
•	Book quality changes, including parameter recalibrations, decreased RWA by $2.0 billion;
•	Model updates increased RWA by $1.1 billion;
•	Methodology and policy changes increased RWA by $1.2 billion;
•	Acquisitions and divestitures, on a net basis, increased RWA by $0.6 billion;
•	The impact of foreign exchange translation decreased RWA by $1.0 billion; and,
•	Other changes decreased RWA by $1.4 billion.

T28  Flow statement for Basel III credit risk-weighted assets ($ millions)

	2019		2018

Credit risk-weighted assets movement by key driver ($ millions)	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
CET1 Credit risk-weighted assets as at beginning of year	$347,096	$17,543	$315,159	$16,494
Book size(1)	19,722	1,645	13,351	(2,525)
Book quality(2)	(2,000)	(499)	(488)	(109)
Model updates(3)	1,127	169	(1,037)	–
Methodology and policy(4)	1,238	1,238	332	332
Acquisitions and disposals	614	–	21,195	2,998
Foreign exchange movements	(955)	30	(1,249)	353
Other	(1,411)	–	(167)	–
CET1 Credit risk-weighted assets as at end of year(5)	$365,431	$20,126	$347,096	$17,543
Tier 1 CVA scalar	–	–	173	173
Tier 1 Credit risk-weighted assets as at end of year(5)	365,431	20,126	347,269	17,716
Total CVA scalar	–	–	173	173
Total Credit risk-weighted assets as at end of year(5)	$365,431	$20,126	$347,442	$17,889

(1)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(2)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(3)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(4)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).
(5)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

60  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

T29  Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0433%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0433% – 0.1204%
A to A-	A2 to A3	A to A (low)		90	0.0526% – 0.1298%
BBB+	Baa1	BBB (high)		87	0.0817% – 0.2044%
BBB	Baa2	BBB		85	0.1151% – 0.2985%
BBB-	Baa3	BBB (low)		83	0.1622% – 0.4358%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.2661% – 0.4837%
BB	Ba2	BB		77	0.4366% – 0.5368%
BB-	Ba3	BB (low)		75	0.5368% – 0.7163%
B+	B1	B (high)		73	0.7163% – 1.3857%
B to B-	B2 to B3	B to B (low)		70	1.3857% – 2.6809%
CCC+	Caa1	–	Watch list	65	2.6809% – 9.7903%
CCC	Caa2	–		60	9.7903% – 18.4807%
CCC- to CC	Caa3 to Ca	–		40	18.4807% – 35.1941%
–	–	–		30	35.1941% – 59.3246%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

T30  Non-retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2019					2018

Grade	IG Code	Exposure at default ($)(3)	RWA ($)(4)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(3)	RWA ($)(4)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(2)	99-98	81,333	920	–	14	1	86,767	869	0.01	12	1
	95	55,829	5,780	0.05	32	10	57,856	6,121	0.05	32	11
	90	65,058	10,040	0.07	36	15	60,751	8,834	0.07	34	15
	87	59,294	14,323	0.10	40	24	47,545	11,711	0.10	40	25
	85	49,291	18,101	0.15	46	37	44,191	15,716	0.16	44	36
	83	44,253	19,920	0.23	45	45	42,802	18,982	0.24	44	44
Non-Investment grade	80	48,807	27,178	0.33	45	56	39,614	22,490	0.36	46	57
	77	29,938	17,928	0.47	43	60	26,883	15,253	0.49	42	57
	75	21,049	13,444	0.72	40	64	19,138	13,455	0.75	42	70
	73	8,539	6,505	1.39	36	76	7,520	5,623	1.44	35	75
	70	3,485	3,068	2.68	35	88	2,817	2,190	2.78	31	78
Watch list	65	727	1,202	9.78	42	165	1,143	1,888	10.18	41	165
	60	1,198	1,404	18.47	25	117	1,104	1,517	19.48	28	137
	40	616	1,296	29.96	40	210	576	1,164	30.84	38	202
	30	225	425	57.31	46	189	141	236	59.16	42	167
Default(9)	21	990	2,727	100	42	275	1,178	3,043	100	42	258
Total		470,632	144,261	0.55	36	31	440,026	129,092	0.61	34	29
Government guaranteed residential mortgages		76,114	–	–	24	–	82,192	–	–	23	–
Total		546,746	144,261	0.47	34	26	522,218	129,092	0.51	32	25

(1)	Excludes securitization exposures.
(2)	Excludes government guaranteed residential mortgages of $76.1 billion ($82.2 billion in 2018).
(3)	After credit risk mitigation.
(4)	RWA prior to 6% scaling factor.
(5)	PD – Probability of Default.
(6)	LGD – Loss Given Default.
(7)	RW – Risk Weight.
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings (e.g. S&P, Moody’s, DBRS, etc.) of borrowers, if available, to compute regulatory capital for credit risk. For the Bank’s Corporate, Bank and Sovereign AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

2019 Scotiabank Annual Report  |  61

Management’s Discussion and Analysis

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, including any input floor requirements, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;
•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and
•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and
•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table T30.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis in order to reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2019, are shown in Table T31. During this period the actual experience was materially more favourable than the estimates as reflected within the risk parameters.

T31  Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.72	0.20
Average LGD	40.79	23.00
Average CCF(2)	48.96	24.77

(1)	Estimated parameters are based on portfolio averages at Q3/18, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios, the following models and parameters are estimated, subject to parameter input floors as required by OSFI:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.
•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.
•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.
•	LGD is adjusted to appropriately reflect economic downturn conditions.
•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.
•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

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Management’s Discussion and Analysis    |    Group Financial Condition

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2019.

T32  Retail AIRB portfolio exposure by PD range(1)

As at October 31 ($ millions)		2019					2018
Category	PD Range	Exposure at default ($)(1)	RWA ($)(2)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(1)	RWA ($)(2)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	12,792	330	0.04	74	3	12,155	317	0.05	74	3
Very low	0.0500% – 0.1999%	92,440	4,687	0.09	29	5	89,544	4,605	0.09	29	5
Low	0.2000% – 0.9999%	121,184	24,557	0.52	32	20	107,036	21,654	0.52	33	20
Medium low	1.0000% – 2.9999%	22,015	12,436	1.98	51	56	20,578	11,970	2.04	58	58
Medium	3.0000% – 9.9999%	9,039	8,994	5.41	70	100	7,211	7,701	6.01	69	107
High	10.0000% – 19.9999%	886	1,190	12.57	46	134	1,370	1,819	14.68	52	133
Extremely high	20.0000% – 99.9999%	2,107	3,421	32.36	58	162	1,591	2,728	36.84	58	171
Default(7)	100%	617	–	100.00	81	–	588	–	100.00	82	–
Total		261,080	55,615	1.17	36	21	240,073	50,794	1.19	37	21

(1)	After credit risk mitigation.
(2)	RWA prior to 6% scaling factor.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended July 31, 2019 is shown in Table T33. During this period the actual experience was materially more favourable than the estimates as reflected within the risk parameters.

T33  Estimated and actual loss parameters(1)

($ millions)	Average estimated PD (%)(2)(7)	Actual default rate (%)(2)(5)	Average estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential real estate secured
Residential mortgages
Insured mortgages(8)	0.78	0.51	–	–	–	–
Uninsured mortgages	0.58	0.32	19.11	11.33	–	–
Secured lines of credit	0.36	0.23	29.72	18.80	91	83
Qualifying revolving retail exposures	1.96	1.49	77.45	73.13	721	624
Other retail	1.79	1.10	62.34	55.22	8	8

(1)	Estimates and actual values are recalculated to align with new models implemented during the period.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending; and,
•	Other retail, consisting of term loans, credit cards and lines of credit.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

2019 Scotiabank Annual Report  |  63

Management’s Discussion and Analysis

Below are the market risk requirements as at October 31, 2019 and 2018:

T34  Total market risk capital

($ millions)	2019	2018
All-Bank VaR	$128	$124
All-Bank stressed VaR	430	419
Incremental risk charge	87	95
Comprehensive risk measure	–	–
Standardized approach	49	31
Total market risk capital	$694	$669

(1)	Equates to $8,674 million of market risk-weighted assets (2018 – $8,357 million).

T35  Risk-weighted assets movement by key drivers

	Market risk

($ millions)	2019	2018
RWA as at beginning of the year	$8,357	$7,839
Movement in risk levels(1)	145	(554)
Model updates(2)	172	(1,963)
Methodology and policy(3)	–	–
Acquisitions and divestitures	–	3,035
RWA as at end of the year	$8,674	$8,357

(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are embedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets increased by $0.3 billion to $8.7 billion, as shown in the table above, due primarily to model updates and movements in risk levels.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank applies a combination of the Standardized Approach and the Advanced Measurement Approach for calculating operational risk capital as per the applicable Basel Standards.

Under the Standardized Approach (TSA), total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity.

In addition, the Bank received approval from OSFI to use the Advanced Measurement Approach (AMA) commencing the first quarter of 2017. Under AMA, regulatory capital measurement more directly reflects the Bank’s operational risk environment through the use of a loss distribution approach model which uses internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation. Since the Bank’s AMA requirements are floored at TSA requirements, the AMA model continued to have no impact on operational risk-weighted assets in 2019.

Operational risk-weighted assets increased by $2.0 billion during the year to $47.1 billion primarily due to organic growth in gross income and the acquisitions which closed during the year.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank’s business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for internal capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for internal capital is mainly based on the Bank’s regulatory capital model using the Advanced Measurement Approach, and calibrated to a higher 99.95% confidence interval.
•	Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

64  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Bank’s arrangements with structured entities include:

•

Structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities.

•	Structured entities that the Bank sponsors and actively manages (see discussion on other unconsolidated structured entities and securitizations on page 66).

All structured entities are subject to a rigorous review and approval process to ensure that all significant risks are properly identified and addressed. The Bank consolidates all structured entities that it controls. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. Noteholders of securitizations may also be exposed to these risks. The Bank may earn fees based on the nature of its association with a structured entity.

Consolidated structured entities

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles, and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2019, total assets of consolidated structured entities were $55 billion, compared to $48 billion at the end of 2018. The change was primarily due to increased assets sold into the Scotiabank Covered Bond Guarantor Limited Partnership. More details of the Bank’s consolidated structured entities are provided in Note 15(a) to the consolidated financial statements.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank, and
•	Structured finance entities.

The Bank earned total fees of $24 million in 2019 (October 31, 2018 – $28 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 15(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $22 million in 2019, compared to $26 million in 2018. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.8 billion as at October 31, 2019 (October 31, 2018 – $4 billion). The year-over-year decrease was due to normal business operations. As at October 31, 2019, total commercial paper outstanding for the Canadian-based conduits was $2.6 billion (October 31, 2018 – $3.2 billion) and the Bank held 0.1% of the total commercial paper issued by these conduits. Table T36 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2019 and 2018, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA– or higher based on the Bank’s internal rating program. Assets held in these conduits were investment grade as at October 31, 2019. Approximately 81% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates 1.2 years.

T36  Assets held by Bank-sponsored Canadian-based multi-seller conduits

	2019			2018

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$1,833	$652	$2,485	$2,375	$361	$2,736
Trade receivables	259	522	781	469	312	781
Canadian residential mortgages	484	26	510	372	154	526
Total(3)	$2,576	$1,200	$3,776	$3,216	$827	$4,043

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

2019 Scotiabank Annual Report  |  65

Management’s Discussion and Analysis

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $2,194 million as at October 31, 2019, (October 31, 2018 – $2,032 million). The year-over-year increase was due to normal business operations.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2019, the Bank earned $2,190 million income from its involvement with the unconsolidated Bank-sponsored structured entities, a majority of which is from Bank-sponsored mutual funds (for the year ended October 31, 2018 – $2,121 million).

Securitizations

The Bank securitizes its retail loans, as described further below, as an efficient source of financing its operations.

The Bank securitizes fully insured residential mortgage loans, originated by the Bank and third parties, through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT) and/or third party investors. The sale of such mortgages does not meet the derecognition requirements, where the Bank retains substantially all of the risks and rewards of ownership of the securitized mortgages. The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position, along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 14 of the consolidated financial statements.

Third-party originated mortgages purchased by the Bank and social housing mortgage pools originated by the Bank qualify for derecognition where the Bank transfers substantially all of the risks and rewards of ownership to third parties. As at October 31, 2019, the outstanding amount of off-balance sheet securitized third-party originated mortgages was $2,734 million (October 31, 2018 – nil) and off-balance sheet securitized social housing pools was $945 million (October 31, 2018 - $1,101 million).

The Bank securitizes a portion of its Canadian lines of credit and credit card receivables (receivables) through two Bank-sponsored structured entities. The receivables are comprised of unsecured personal lines of credit, securitized through Halifax Receivables Trust (Halifax) (formerly Hollis Receivables Term Trust II), and personal and small business credit card receivables, securitized through Trillium Credit Card Trust II (Trillium). Halifax issues Class A notes to third-party investors and subordinated notes to the Bank. Trillium issues Class A notes to investors and subordinated notes to investors or the Bank. The proceeds of such issuances are used to purchase co-ownership interests in the respective receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the year, no receivables were securitized through Halifax (2018 – nil) and $1,792 million of receivables were securitized through Trillium (2018 – $1,678 million). As at October 31, 2019, the outstanding Bank-held subordinated notes issued by Halifax of $102 million (2018 – $205 million) and Trillium of $134 million (2018 – $134 million) are eliminated on consolidation.

The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust 2016-1, 2017-1, 2017-2, 2018-1, 2018-2 and 2019-1 (START) Bank-sponsored structured entities. The START entities issue Class A notes to third-party investors and may issue Class A and/or subordinated notes to the Bank, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. The sale of such pools does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the note holders is limited to the receivables. During the year, assets of $896 million were securitized through the START program (2018 – $1,874 million). As at October 31, 2019, the outstanding subordinated notes issued by the START entities that are held by the Bank of $325 million (2018 – $447 million) are eliminated on consolidation.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2019, these amounted to $36 billion, compared to $35 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2019, these commitments amounted to $212 billion, compared to $197 billion last year. The year-over-year increase is primarily due to an increase in business activity.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $588 million in 2019, compared to $572 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 35 in the consolidated financial statements.

66  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income (OCI):

•	debt instruments measured at fair value through OCI,

•	equity instruments measured at fair value through OCI,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on derecognition of debt instruments at FVOCI and impairment provisions are reclassified from OCI to the Consolidated Statement of Income under non-interest income. Gains and losses on derecognition of equity instruments designated at FVOCI are not reclassified from OCI to the consolidated statement of income. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses related to loans are recorded in the provision for credit losses in the Consolidated Statement of Income. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in non-interest income – trading revenues.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 69 to 106. In addition, Note 36 to the consolidated financial statements presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 91. For trading activities, Table T45 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the maturity profile of the notional amount of the Bank’s derivative financial instruments, only 18% (2018 – 18%) had a term to maturity greater than five years.

Note 10 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $5 billion as at October 31, 2019 (October 31, 2018 – favourable $2.8 billion). This difference relates mainly to loan assets, deposit liabilities, subordinated debentures and other liabilities. These changes are primarily driven by movements in interest rates and by volume changes. Fair value estimates are based on market conditions as at October 31, 2019, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

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Management’s Discussion and Analysis

Selected Credit Instruments – Publically Known Risk Items

Mortgage-backed securities

Total mortgage-backed securities held in the Non-trading and Trading portfolios are shown in Table T37.

T37  Mortgage-backed securities

	2019		2018

As at October 31 Carrying value ($ millions)	Non-trading portfolio(1)	Trading portfolio	Non-trading portfolio	Trading portfolio
Canadian NHA mortgage-backed securities(2)	$3,502	$2,081	$2,254	$1,791
Commercial mortgage-backed securities	–	11	–	15
U.S. Agency mortgage-backed securities(3)	9,452	–	504	–
Total	$12,954	$2,092	$2,758	$1,806

(1)	The balances are comprised of securities under the amortized cost and FVOCI measurement categories.
(2)	Canada Mortgage and Housing Corporation is a corporation of the Government of Canada that provides a guarantee of timely payment to NHA mortgage-backed security investors.
(3)	The Government National Mortgage Association (Ginnie Mae) is a U.S. Government corporation that provides a guarantee of timely payment to U.S. Agency mortgage-backed security investors.

Other

As at October 31, 2019, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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Risk Management

Effective risk management is fundamental to the success of the Bank, and is recognized as key in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank’s employees.

Risk Management Framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder value. Scotiabank’s Enterprise-Wide Risk Management Framework articulates the foundation for achieving these goals.

This Framework is subject to constant evaluation in order for it to meet the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries align in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of five key elements:

•	Risk Governance

•	Risk Appetite

•	Risk Management Tools

•	Risk Identification and Assessment

•	Risk Culture

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified.

Shared Accountability – every employee is responsible for managing risk.

Customer Focus – understanding our customers and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk taking activities must be in line with the Bank’s risk appetite, Code of Conduct, values and policy principles.

Compensation – performance and compensation structures reinforce the Bank’s values and promote sound risk taking behaviour.

Risk Governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model:

•	the First Line of Defence (typically comprised of the business lines and most corporate functions) incurs and owns the risks,
•

the Second Line of Defence (typically comprised of control functions such as Global Risk Management, Global Compliance, AML Risk and Global Finance) provides independent oversight and objective challenge to the First Line of Defence, as well as monitoring and managing risk, and

•	the Third Line of Defence (Internal Audit) provides enterprise-wide independent assurance to management and the Board on the effectiveness of risk management practices.

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Management’s Discussion and Analysis

In this risk governance structure, employees in every area of the organization are responsible for risk management.

The Board of Directors: as the top of the Bank’s risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a quarterly comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined limits – and approves key risk policies, frameworks, and limits.

The Risk Committee of the Board: assists the Board in fulfilling its responsibilities for identifying and monitoring key financial and non-financial risks. The Committee assists the Board by providing oversight to the risk management and anti-money laundering / anti-terrorist financing and sanctions functions. This includes periodically reviewing and approving the Bank’s key risk management policies, frameworks and limits and satisfying itself that management is operating within the Bank’s Enterprise Risk Appetite Framework. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Audit and Conduct Review Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank’s system of internal controls. The Committee oversees the integrity of the Bank’s consolidated financial statements and related quarterly results. This includes oversight of climate-change related disclosure as part of the Bank’s financial reporting as well as the external auditor’s qualifications, independence and performance. This Committee assists the Board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour, and the oversight of conduct and conduct risk management. The Committee also oversees the Bank’s compliance with legal and regulatory requirements, and oversees the Global Finance, Compliance and Audit functions at the Bank. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Human Resources Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks (including conduct risk) associated with the Bank’s material compensation programs and that such procedures are consistent with the Bank’s risk management programs. The Committee has further responsibilities relating to leadership, succession planning and total rewards.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value. The CEO oversees the establishment of the Bank’s risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank’s short and long term strategy, business and capital plans, as well as compensation programs.

Group Head and Chief Risk Officer (CRO): reports to the CEO and is responsible for the overall management of Global Risk Management, Global Compliance and AML Risk. The CRO and the heads of Global Compliance and AML Risk also have unfettered access to certain Committees of the

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Board to ensure their independence. As a senior member of the Bank’s executive management team, the CRO participates in strategic decisions related to where and how the Bank will deploy its various sources of capital to meet the performance targets of the business lines.

Global Risk Management (GRM): supports the Bank’s objectives and is mandated to maintain an ongoing and effective enterprise-wide risk management framework that resonates through all levels of the Bank. GRM is responsible for providing reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. GRM’s mission is to ensure that the outcomes of risk taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder value.

Global Compliance: on an enterprise-wide basis, manages compliance risk which includes regulatory compliance, conduct, and privacy risks throughout Scotiabank. A primary objective of Global Compliance is to take a holistic view of compliance risk to ensure consistency in the application of the Compliance Program, and assurance of outputs from its compliance risk management processes. Global Compliance provides independent oversight of Compliance Risk through the Compliance Program by:

•	developing and maintaining compliance frameworks, policies, standards, and procedures;

•	effectively challenging compliance risk management in the Bank’s Business Lines and Corporate Functions;

•	acting as a consultant and educator on regulatory compliance, internal policies and procedures; and

•	being responsible for conducting ongoing risk-based enterprise-wide assessment, monitoring, testing, issues management, regulatory relationship management, and reporting.

AML Risk: on an enterprise-wide basis, develops controls and standards for the prevention, detection, deterrence and reporting of money laundering, terrorist financing, and sanctions risks. AML Risk is responsible for maintaining the program in accordance with Scotiabank’s needs, industry practice, and anti-money laundering / anti-terrorist financing (AML/ATF) and Sanctions legal and regulatory requirements, as well as providing risk-tailored oversight of Scotiabank’s compliance with these standards and requirements.

Global Finance: leads enterprise-wide financial strategies which support the Bank’s ability to maximize sustainable shareholder value, and actively manages the reliable and timely reporting of financial information to management, the Board of Directors and shareholders, regulators, as well as other stakeholders. This reporting includes the Bank’s consolidated financial statements and related quarterly and annual results, as well as financial regulatory filings. Global Finance executes the Bank’s financial and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Internal Audit: reports independently to the Audit and Conduct Review Committee of the Board on the design and operating effectiveness of the Bank’s risk management practices. The mission of the audit department is to provide enterprise-wide independent, objective assurance over the design and operating effectiveness of the Bank’s internal controls, risk management and governance processes and to provide consulting services designed to improve the Bank’s operations.

Business Line and Corporate Functions: as the first line of defence in the Three Lines of Defence model, are accountable for effective management of the risks within their business lines and functions through identifying, assessing, mitigating, monitoring and reporting the risks. Business lines and corporate functions actively implement effective internal controls as well as governance activities to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, monitor and report against allocated risk appetite limits.

Risk Appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Enterprise Risk Appetite Framework (RAF) articulates the amount and types of risk the Bank is willing to take in order to meet its strategic objectives. The Enterprise RAF consists of the risk capacity, risk appetite statement, risk appetite metrics, and roles and responsibilities. Together, the application of these components helps to ensure the Bank stays within appropriate risk boundaries, finds an optimal balance between risk and return, and supports a strong risk culture.

Scotiabank’s risk appetite is integrated into the strategic and capital planning process and is reviewed annually by senior management who recommend it to the Board for approval. Business lines, sub-business lines, control functions and key subsidiaries develop their own risk appetite frameworks and/or statements, which are aligned with the Bank’s Enterprise RAF.

Risk Appetite Statement

The Bank’s Risk Appetite Statement can be summarized as follows:

•	The Bank favours businesses that generate sustainable, consistent and predictable earnings.

•

The Bank expects to take certain risks in order to generate earnings, but sets limits to ensure risk taking activities are in line with the Bank’s strategic objectives, risk culture, and risk appetite.

•

The Bank limits its risk-taking activities to those that are well understood and where there is sufficient expertise, resources and infrastructure to effectively measure and manage the risk and balance risk with reward.

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Management’s Discussion and Analysis

•	Capital considerations are part of all material risk decisions.

•	The Bank has low appetite for reputational, legal, regulatory or taxation risk, and no appetite for breaches of the Code of Conduct.

•	All employees of the Bank are responsible for understanding the limits and any other boundaries that apply to their activities.

Risk Appetite Metrics

Risk appetite metrics provide clear risk limits, which are critical in implementing effective risk management. Certain risk appetite metrics are supported by management level limit structures and controls, as applicable.

Other components of Scotiabank’s risk appetite metrics:

•	Set risk capacity and appetite in relation to regulatory constraints
•	Use stress testing to provide forward-looking metrics
•	Ensure Scotiabank’s credit rating remains strong
•	Minimize earnings volatility
•	Limit exposure to operational events that can have an impact on earnings, including regulatory fines
•	Ensure reputational risk is top of mind and strategy is being executed within operating parameters

Risk Management Tools

Effective risk management includes tools that are guided by the Bank’s Enterprise Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Scotiabank’s risk management framework is supported by a variety of risk management tools that are used together to manage enterprise-wide risks. Risk management tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.

Policies, Frameworks & Limits

Policies and Frameworks

The Bank develops and implements its key risk policies and frameworks in consultation with the Board. Such policies and frameworks are also subject to the requirements and guidelines of the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, and the Canada Deposit Insurance Corporation (CDIC). Policy and framework development and implementation reflect best governance practices which the Bank strives to adhere to at all times. The Bank also provides advice and counsel to its subsidiaries in respect of their risk policies and frameworks to ensure alignment with the Bank, subject to the local regulatory requirements of each subsidiary.

Policies and frameworks apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management and other control and corporate functions including internal audit, business lines, and senior and executive management. Industry best practices and regulatory requirements are also factored into the policies and frameworks, are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate. Key risk policies and frameworks are supported by manuals, procedures and guidelines.

Limits

Limits govern and control risk-taking activities within the appetite and tolerances established by the Board and executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Risk Measurement

Models

The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgment. The development, independent review, and approval of models are subject to formalized policies such as the Model Risk Management Policy and oversight of senior management committees such as the Model Review Committee (for market risk, counterparty credit risk, and liquidity risk models). Key models used in the calculation of regulatory capital on an enterprise basis are OSFI approved. All in-scope models are incorporated into the Bank’s framework for governance and control of model risk to ensure that they continue to perform in line with regulatory requirements. The Bank uses models for a range of purposes including:

•	valuing transactions
•	measuring risk exposures
•	determining credit risk ratings and parameters
•	calculating internal economic and regulatory capital
•	calculating expected credit risk loss

Monitoring and Reporting

The Bank continuously monitors its risk exposures to ensure business activities are operating within approved limits or guidelines, and the Bank’s strategies and risk appetite. Breaches of these limits or guidelines are reported to senior management and/or the Board depending on the limit or guideline.

Risk reporting aggregates measures of risk across products and businesses, and are used to ensure compliance with risk policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the portfolio. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios. A comprehensive summary of the Bank’s risk profile and performance of the portfolio is presented quarterly to the Board of Directors.

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Forward-Looking Exercises

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank’s income and capital resulting from significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as financial crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to policy, and the oversight of the Stress & Scenarios Committee (SSC) or other management committees as appropriate. The Stress & Scenarios Model Review Committee (SSMRC) was established as a subcommittee of the SSC to review and approve enterprise-wide stress testing models as well as review IFRS 9 models prior to submission for approval to the SSC. Where appropriate, the Board of Directors or the Risk Committee of the Board approves stress testing limits for certain risk factors, and receives reports on performance regularly. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital, funding, market risk limits, and credit risk appetite. The stress testing programs are designed to capture a number of enterprise-wide stress scenarios with differing severities and time horizons.

Other Testing

Other tests are conducted, as required, at the enterprise-wide level and within specific functional areas to test the decision-making processes of the Senior Management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include several complexities and disruptions through which Senior Management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision-making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Risk Identification and Assessment

Effective risk management requires a comprehensive process to identify risks and assess their materiality.

Assessment of Risks

On an annual basis, the Bank undergoes a Bank-wide risk assessment that identifies the material risks faced by the Bank for the Internal Capital Adequacy Assessment Process (ICAAP) and the determination of internal capital. This process evaluates the risks and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income and therefore would be mitigated by internal capital. The process also reviews other evolving and emerging risks and includes qualitative considerations such as strategic, economic and environmental risk factors. The identified risks are ascribed a rating of how probable and impactful they may be and are used as an important input in the ICAAP process and the determination of internal capital.

Principal Risk Types

Principal Risks are defined as:

Those risks which management considers of primary importance: i) having a significant impact or influence on the Bank’s primary business and revenue generating activities (Financial Risks) or ii) inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences (Non-Financial Risks (i.e. Core Risks)).

Principal Risks are assessed on an annual basis considering, amongst other things, the following factors:

•	Potential impact (direct or indirect) on the Bank’s financial results, operations, management and strategy
•	Effect on the Bank’s long term prospects and ongoing viability
•	Regulatory focus and/or social concern
•	Short to mid-term macroeconomic and market environment
•	Financial and human resources required to manage and monitor the risk
•	Establishment of key risk indicators, performance indicators or management limits to monitor and control the risk
•	Peer identification and global best practices
•	Regular monitoring and reporting to the Board on the risk is warranted

Once a Principal Risk has been identified, governance for that risk should be developed including:

•	appropriate committee oversight structures;
•	dedicated 2nd line resources; and
•	regular measurement, monitoring and reporting supporting adequate and effective Board oversight.

The Bank’s principal risk types are reviewed annually to determine that they adequately reflect the Bank’s risk profile. Principal risks are categorized into two main groups:

Financial Risks:

Credit, Market, Liquidity

These are risks that are directly associated with the Bank’s primary business and revenue generating activities. The Bank understands these risks well and takes them on in order to generate sustainable, consistent and predictable earnings. Financial risks are generally quantifiable and are relatively predictable. The Bank has higher risk appetite for financial risks which are considered to be a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired risk and return profile.

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Management’s Discussion and Analysis

Non-Financial Risks (i.e. Core Risks):

Operational, Information Technology & Cybersecurity, Data, Compliance, Money Laundering & Terrorist Financing and Sanctions, Environmental, Reputational, Strategic

These are risks that are inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences if not managed properly. In comparison to financial risks, Core Risks are less predictable and more difficult to define and measure. The Bank has low risk appetite for Core Risks and mitigates these accordingly.

Other Considerations

•	Other non-principal risks are reviewed and assessed as part of the Assessment of Risks process

•	Risk identification and assessment is performed on an ongoing basis through the following:

o	Transactions – risks, including credit and market exposures, are assessed by the business lines and reviewed by GRM, as applicable.

o	Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis.

o	New Products and Services – new products and services are assessed for potential risks through a standardized process.

o

Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Strategic Transactions and Investment Committee (STIC) which provides advice, counsel and decisions on effective allocation and prioritization of resources.

Risk Culture

Effective risk management requires a strong, robust, and pervasive risk management culture where every Bank employee is a risk manager and is responsible for managing risks.

The Bank’s risk culture is influenced by numerous factors including the interdependent relationship amongst the Bank’s risk governance structure, risk appetite, strategy, organizational culture, and risk management tools.

A strong risk culture promotes behaviours that align to the Bank’s values, supports sound risk taking and enables employees to identify risk taking activities that are beyond the established risk appetite.

The Bank’s Risk Culture Program is based on four indicators of a strong risk culture:

1. Tone from the Top – Clear and consistent communication on risk behaviour expectations, the importance of Scotiabank’s values, and fostering an environment where everyone has ownership and responsibility for “doing the right thing”.

2.  Accountability – All employees are accountable for risk management. There is an environment of open communication where employees feel safe to speak-up and raise concerns without fear of retaliation.

3.  Risk Management – Risk taking activities are consistent with the Bank’s strategies and risk appetite. Risk appetite considerations are embedded in key decision making processes.

4.  People Management – Performance and compensation structures encourage desired behaviors and reinforce the Bank’s risk culture.

Other elements that influence and support the Bank’s risk culture:

•	Code of Conduct: describes the minimum standards of behaviour to which all directors, officers, and employees must adhere and attest to on an annual basis.

•	Values: Integrity – Act With Honour; Respect – Value Every Voice; Accountability – Make It Happen; Passion – Be Your Best.

•	Communication: the Bank actively communicates risk appetite, and how it relates to Scotiabankers, to promote a sound risk culture.

o	Reputation is everything

o	Information is key

o	Success depends on you

o	Know your boundaries

•	Compensation: programs are structured to discourage behaviours that are not aligned with the Bank’s values and Code of Conduct, and ensure that such behaviors are not rewarded.

•	Training: risk culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics.

•

Decision-making on risk issues is highly centralized: the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite.

•	Executive Mandates: all Executives across the Bank have risk management responsibilities within their mandates.

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Principal Risk Types

Risk Type	Key Governing Documentation	Ways that they support Risk Appetite
Credit Risk	• Credit Risk Summary Framework • Credit Risk Policy • Credit Risk Appetite • Residential Mortgage Underwriting Policy	Quantitative limits, such as: Credit Risk Appetite limits at the all-Bank level and Business Line level; Exposure to a single counterparty or group of related parties; Country risk; and Industry concentrations.

Market Risk	• Market and Structural Risk Summary Framework • Market and Structural Risk Management Policy	Quantitative limits, such as: Value at Risk (VaR); Stress test results; Debt investment exposures; and Structural interest rate and foreign exchange exposures.

Liquidity Risk	• Liquidity Risk Management Summary Framework • Liquidity Risk and Collateral Management Policy • Liquidity Stress Testing Framework	Quantitative limits, such as: Liquidity Coverage Ratio (LCR); Minimum amounts of high quality liquid assets that can be readily sold or pledged to provide contingent liquidity; Limits to control the maximum net cash outflow over a specified horizon; and minimize concentration through diversification of funding source.

Operational Risk

•  Operational Risk Management Summary Framework

•  Operational Risk Management Policy and Framework

•  Internal Control Policy

•  New Initiative Risk Management Policy

•  Global Third Party Risk Management Policy

•  Financial Crisis Management Planning policies & framework

Operational risk appetite expresses how much residual risk the Bank is willing to tolerate and is expressed quantitatively by an aggregate loss event limit, a single event loss limit, and a variety of limits for individual categories of operational risk.

Information Technology & Cybersecurity Risk

•  IT & Cybersecurity Risk Management Policy and Framework

•  Information Security Policy

•  Information Security Governance Framework

•  Cybersecurity Policy

•  Enterprise Portfolio Management & Project Governance Policy

The Bank has established minimum expectations and requirements for the systematic identification, measurement, mitigation and monitoring of IT and Cybersecurity risk, including requirements for the protection of information throughout its lifecycle.

Data Risk	• Data Risk Summary Framework • Scotiabank Data Management & Governance Policy	The Policy sets out data lifecycle based governance principles for all business lines, corporate functions, and countries/regions to comply with and outlines an interaction model including various forums for stakeholders to communicate and resolve data related issues. The Policy identifies key roles and responsibilities for management and governance of the Bank’s data.

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Management’s Discussion and Analysis

Compliance Risk

•  Compliance Risk Summary Framework

•  Conduct Risk Summary Framework

•  Risk Culture Summary Framework

•  Conduct Risk Management Policy

•  Global Compliance Risk Management Policy

•  Privacy Risk Management Framework

•  Code of Conduct

Compliance Risk appetite is based on the moderate all-Bank Residual Compliance Risk Rating obtained through the annual Compliance Risk and Control Assessment.

Money Laundering & Terrorist Financing and Sanctions Risks	• AML/ATF Policy • AML/ATF Procedures and Standards • Sanctions Policy • Sanctions Procedures and Standards

The Bank has no appetite for Clients where money laundering/terrorist financing risk is not well understood or where there is insufficient expertise, resources and infrastructure to effectively measure and manage the risk.

The Bank has no appetite for any business activity or services to Clients that are prohibited by sanctions laws and regulations, or for the changing, manipulation, or stripping of data with an intent to avoid sanctions obligation.

Reputational Risk	• Reputational Risk Policy	Low appetite for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	• Environmental Policy	The Bank has policies and procedures in place to ensure that it provides loans to borrowers that demonstrate an ability and willingness to practice sound environmental risk management.

Strategic Risk	• Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Enterprise Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies.

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T38  Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital. Attributed Capital is reported on a quarterly average basis.
(3)	Includes Attributed Capital for significant investments, goodwill, intangibles and leverage capital.
(4)	Risk-weighted assets (RWA) are as at October 31, 2019 as measured for regulatory purposes in accordance with the Basel III approach.

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Management’s Discussion and Analysis

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we proactively identify, assess, review, monitor and manage a broad range of top and emerging risks and undertake appropriate risk mitigation strategies. Every quarter, a listing and a brief discussion of selected top and emerging risks is presented to Senior Management and the Board of Directors.

The Bank’s top and emerging risks are as follows:

Geopolitical risk and macroeconomic uncertainty

Geopolitical risks including trade tensions could affect volatility in foreign exchange and capital markets globally. This affects all participants in these markets. In the short run, a market shock could potentially impact the Bank’s trading and non-trading market activities and revenues. Over a longer period of time, the more broadly based macroeconomic effects could potentially impact the Bank’s exposures to customers and market segments impacted by those shocks. Although it is difficult to predict where new geopolitical disruption will occur or economic consequences of trade-related events, the Bank’s stress testing program assists in evaluating the potential impact of severe conditions, whether caused by geopolitical or other circumstances. Management’s strong understanding of the local political landscapes and macroeconomic environments in which the Bank operates, combined with the Bank’s business model and diversified geographic footprint, serve as ongoing mitigants to this risk.

Money laundering, terrorist financing and sanctions compliance

Money laundering, terrorist financing and sanctions compliance continues to receive significant attention as nations attempt to deal with the harmful legal, economic, and social consequences of criminal activities. Governments, law enforcement agencies, and regulators around the world employ a variety of means, including establishing regulatory requirements on financial institutions, to curtail the ability of criminal and terrorist elements to profit from, or finance, their activities. It is widely recognized that financial institutions are uniquely positioned and possess the means to assist in the fight against money laundering, terrorist financing, and criminal activity (including anti-trafficking and exploitation) through prevention, detection, deterrence and the exchange/reporting of information.

Scotiabank is subject to the expanding and constantly evolving anti-money laundering/anti-terrorist financing and economic sanctions, laws and regulations internationally across the Bank’s global footprint. Money laundering, terrorist financing, and economic sanctions violations represent material risk to the Bank including regulatory, legal, financial and reputational exposure.

The Bank is committed to sustaining secure financial systems in the countries in which it maintains a presence by taking the necessary action, using a risk tailored approach. The Bank’s AML Risk program includes policies, procedures and control standards relating to client identification and due diligence, transaction monitoring, payment and name screening, investigating and reporting of suspicious activity, and evaluation of new products and services to prevent and/or detect activities that may pose risk to the Bank. The AML Risk program also facilitates an annual enterprise-wide AML/ATF and Sanctions risk assessment process and ensures that all employees, including the Board of Directors and Executive Management, undergo initial and ongoing AML/ATF and Sanctions training.

Information Technology and cybersecurity risk

Technology, information and cybersecurity risks continue to impact financial institutions and other businesses in Canada and around the globe. Threats are not only increasing in volume but in their sophistication as adversaries use ever evolving technologies and attack methodologies. The technology environment of the Bank, its customers and the third parties providing services to the Bank, may be subject to attacks, breaches or other compromises. Incidences like these can result in disruption to operations, misappropriation or unauthorized release of confidential, financial or personal information, and reputational damage, among other things. The Bank proactively monitors and manages the risks and constantly updates and refines programs as threats emerge to minimize disruptions and keep systems and information protected. In addition, the Bank has purchased insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Technology innovation and disruption

The pace of technology innovation continues to impact the financial services industry and its customers. Global regulators continue to push for increased competition with open banking, in addition to, non-traditional new participants entering certain segments of the market and challenging the position of financial institutions. New participants are disrupting the traditional Bank operating model with the use of advanced technologies and analytical tools offering a highly customized user experience with lower fixed costs which has the potential to impact revenues and costs in certain areas of the Bank’s businesses. In response to increased customer demands, needs and expectations, the Bank has embarked on a multi-year digital transformation with the aspiration to be a digital leader in the financial services industry. To support this strategy the Bank has opened digital factories in Toronto and its key international focus markets, in Mexico, Peru, Chile and Colombia to contribute to financial innovation, while continuing to monitor for evolving risks in new technology tools.

Third party service providers

As the Bank continues to expand its ecosystem of third party information technology (IT) service and cloud providers and FinTec partners, the traditional boundaries of where the Bank is able to assert control becomes indistinct. There is growing dependency on the effectiveness of the control environment in place at IT vendors to limit the impacts of vendor availability and security incidents on the Bank’s operations, intellectual property, and reputation. Additionally, third party service providers other than IT vendors, as well as service providers to those third parties (i.e. fourth party vendors) can also fall victim to systems, data and privacy breaches if their control environments fail to operate effectively. Any such breaches could impact the Bank if the Bank’s data is shared with such vendors in the course of their provision of services to the Bank. The Bank continues to enhance the resources, capabilities and accountabilities of third party risk management areas within the first and second line of defence areas.

Legal and compliance risk

The Bank is subject to extensive regulation in the jurisdictions in which it operates. Although the Bank continually monitors and evaluates the potential impact of regulatory developments to assess the impact on our businesses and to implement any necessary changes, regulators and private parties may challenge our compliance. Failure to comply with legal and regulatory requirements may result in fines, penalties, litigation, regulatory sanctions, enforcement actions and limitations or prohibitions from engaging in business activities, all of which may negatively impact the Bank’s financial performance and its reputation. In addition, day-to-day compliance with existing laws and regulations has involved and will continue to involve significant resources, including requiring the Bank to take actions or incur greater costs than anticipated, which may negatively

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impact the Bank’s financial performance. Such changes could also adversely impact the Bank’s business strategies or limit its product or service offerings, or enhance the ability of the Bank’s competitors to offer their own products and services that rival the Bank’s. Regulators have also evidenced an increased focus on risks associated with conduct, privacy, model risk, and operational resilience. This focus could lead to more regulatory or other enforcement actions including for practices which may historically have been considered acceptable.

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, such that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

For additional information on some of the key regulatory developments that have the potential of impacting the Bank’s operations, see “Regulatory Developments” on page 113.

Canadian household indebtedness

After a period of low interest rates, Canadians have increased household borrowing at a pace that exceeded their income growth. Canadian household indebtedness and household debt-service ratio are nearing historic highs. Household saving rates are at record lows, leaving little margin to sustain consumption if the macro-economic outlook proves more negative. The Bank performs stress tests considering these sensitivities and actively manages its lending portfolio. The Bank continues to enhance risk management capabilities through investments in technology and analytics.

Climate change

Climate change has the potential to impact the Bank’s retail and business banking profitability through credit losses. Severe weather can damage Bank properties and disrupt operations. Emerging policy/regulatory actions on climate can elevate the Bank’s reputational, legal and regulatory compliance risks. There are also sustainable finance opportunities to invest in. For further details on the Bank’s Climate Change strategy and actions taken, please refer to the Other Risks section of the MD&A.

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Management’s Discussion and Analysis

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	81
Credit Risk Management Framework
Risk measures	81
Corporate and commercial	81
Risk ratings	81
Adjudication	82
Credit Risk Mitigation-Collateral/Security	82
Traditional Non-Retail Products	82
Commercial/Corporate Real Estate	82
Traded products	83
Credit Risk Mitigation-Collateral/Security	83
Retail	83
Adjudication	83
Risk ratings	83
Credit Risk Mitigation-Collateral/Security	83
Credit Quality	84	T3 Financial highlights	21
Impaired loans	84	T11 Provision for credit losses as a percentage of average loans and acceptances	28
Allowance for credit losses	84	T12 Net charge-offs as a percentage of average loans and acceptances	28
		T59 Gross impaired loans by geographic segment	117
		T60 Provision against impaired loans by geographic segment	117
		T61 Cross-border exposure to select countries	117
		T62 Loans and acceptances by type of borrower	118
		T63 Off-balance sheet credit instruments	118
		T64 Changes in net impaired loans	119
		T65 Provision for credit losses	119
		T66 Provision for credit losses against impaired loans by type of borrower	120
		T67 Impaired loans by type of borrower	120
		T68 Total credit risk exposures by geography	121
		T69 AIRB credit risk exposures by maturity	121
		T70 Total credit risk exposures and risk-weighted assets	122

		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer Note 36 – Financial instruments – risk management in the consolidated financial statements)	227
Portfolio review	84
Risk diversification	85	C24 Well diversified in Canada and internationally – loans and acceptances	85
		C25 and in household and business lending – loans and acceptances	85
		T58 Loans and acceptances by geography	116
Risk mitigation	85
Real estate secured lending	85	T43 Bank’s exposure distribution by country	87
Loans to Canadian condominium developers	86
European exposures	86
Financial instruments	67	T37 Mortgage-backed securities	68

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Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 64%, United States 7%, Chile 7%, Mexico 5% and Other 17%). Financial Services constitutes 5.6% of overall gross exposures (before consideration of collateral) and was $34 billion, an increase of $5 billion from October 31, 2018. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2019 increased to $611 billion versus $573 billion as of October 31, 2018, with growth reflected in Personal, and Business and Government lending. Residential mortgages were $268 billion as of October 31, 2019, with 85% in Canada. The corporate loan book, which accounts for 37% of the total loan book, is composed of 55% of loans with an investment grade rating as of October 31, 2019, unchanged from October 31, 2018.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite limits annually and Credit Risk Policy limits biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities; and

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide accuracy and consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and
•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within GRM, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect lending decisions, loan pricing, computation of the collective allowance for credit losses, and return on equity.

Corporate and commercial

Corporate and commercial credit exposure arises in the Bank’s business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) ratings – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal IG ratings and external agency ratings is shown in T29.

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Management’s Discussion and Analysis

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;
•	The borrower’s current and projected financial results and credit statistics;
•	The industry in which the borrower operates;
•	Economic trends; and
•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach

ii.	replacement cost approach

iii.	income approach

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The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong-way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party or both parties to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 86% of the credit risk. Approximately 30% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2019. No individual exposure to an investment grade bilateral counterparty exceeded $1,114 million and no individual exposure to a corporate counterparty exceeded $464 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans in line with our risk appetite. The Bank’s rigorous credit underwriting and retail risk modeling methodologies are more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, a more consistent experience to the customer, and should result in lower loan losses over time.

All credit scoring and policy changes are initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed at least monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisal’s (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional

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Management’s Discussion and Analysis

industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit quality

T39  Impaired loans by business line

	2019			2018

As at October 31 ($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking
Retail	$878	$265	$613	$840	$276	$564
Commercial	214	102	112	158	104	54
	$1,092	$367	$725	$998	$380	$618
International Banking
Caribbean and Central America	$1,197	$265	$932	$1,389	$326	$1,063
Latin America
Mexico	485	178	307	359	164	195
Peru	642	332	310	581	317	264
Chile	844	180	664	753	158	595
Colombia	505	151	354	619	159	460
Other Latin America	133	85	48	148	98	50
Total Latin America	2,609	926	1,683	2,460	896	1,564
	$3,806	$1,191	$2,615	$3,849	$1,222	$2,627
Global Banking and Markets
Canada	$41	$8	$33	$1	$1	$–
U.S.	94	5	89	80	25	55
Asia and Europe	102	24	78	202	49	153
	$237	$37	$200	$283	$75	$208
Totals	$5,135	$1,595	$3,540	$5,130	$1,677	$3,453
Allowance for credit losses against performing loans		3,482			3,388

Total allowance for credit losses on loans		$5,077			$5,065

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2019	2018
Net impaired loans as a % of loans and acceptances	0.58%	0.60%
Allowance against impaired loans as a % of gross impaired loans	31%	33%

Impaired loans

Gross impaired loans increased to $5,135 million as at October 31, 2019, from $5,130 million last year. Impaired loans in Canadian Banking increased by $94 million, primarily in the commercial portfolio. In International Banking, impaired loans decreased by $43 million, due primarily to the impact of divestitures in the Caribbean region and foreign exchange impacts. Impaired loans in Global Banking and Markets decreased by $46 million, primarily due to resolutions during the year.

Net impaired loans, after deducting the allowance for credit losses, were $3,540 million as at October 31, 2019, an increase of $87 million from a year ago. Net impaired loans as a percentage of loans and acceptances were 0.58% as at October 31, 2019, a decrease of two basis points from 0.60% a year ago.

Allowance for credit losses

The total allowance for credit losses as at October 31, 2019 was $5,145 million. The allowance for credit losses on loans was $5,077 million, up $12 million from $5,065 million last year due primarily to the impact of Day 1 provision for credit losses on acquired performing loans partially offset by divestitures in the Caribbean region.

The total allowance for credit loss for Impaired Loans is $1,595 million, compared to $1,677 million last year. Allowances for Impaired Loans in Canadian Banking decreased by $13 million to $367 million, primarily in the retail portfolio. In International Banking, allowances for Impaired Loans decreased by $31 million to $1,191 million, mainly due to the impact of divestitures. In Global Banking and Markets, allowances for Impaired Loans decreased by $38 million to $37 million, due mainly to write-offs during the year. Allowances for performing loans have increased to $3,482 million compared to $3,388 million as at October 31, 2018, due primarily to the impact of Day 1 provision for credit losses on acquired performing loans.

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio increased by $38 million or 5% from last year. Total provision for credit losses in the retail portfolio was $892 million, up $146 million or 20% from last year.

In the commercial loan portfolio, gross impaired loans increased by $56 million to $214 million. The provision for credit losses was $80 million, up $32 million or 67% from last year.

International Banking

In the retail portfolio, gross impaired loans increased by $20 million to $2,046 million. Adjusting for the day 1 provision on acquired performing loans, the total provision for credit losses in the retail portfolio increased to $1,713 million from $1,318 million last year.

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In the commercial portfolio, gross impaired loans were $1,760 million, a decrease of $63 million over the prior year, due primarily to the impact of divestitures and foreign exchange. Adjusting for the day 1 provision on acquired performing loans, the total provision for credit losses in the commercial portfolio was $212 million compared with $145 million last year, up $67 million or 46%.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets decreased by $46 million to $237 million, due primarily to resolutions during the year. The total provision for credit losses was a net reversal of $22 million compared with a net reversal of $50 million last year.

Risk diversification

The Bank’s exposure to various countries and types of borrowers are well diversified (see T58 and T62). Chart C24 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 33% of the total. Latin America was 15% of the total exposure and the U.S. was 7%.

Chart C25 shows loans and acceptances by type of borrower (see T62). Excluding loans to households, the largest industry exposures were financial services (5.6% including banks and non-banks), real estate and construction (5.3%), wholesale and retail (4.5%), and energy (2.7%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2019, loan sales totaled $8 million, compared to $25 million in 2018. The largest volume of loan sales in 2019 related to loans in the Energy industry. As at October 31, 2019, credit derivatives used to mitigate exposures in the portfolios totaled $13 million (notional amount) unchanged from October 31, 2018. The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2019, these loans accounted for $385 billion or 63% of the Bank’s total loans and acceptances outstanding (October 31, 2018 – $366 billion or 64%). Of these, $289 billion or 75% are real estate secured loans (October 31, 2018 – $274 billion or 75%). The tables below provide more details by portfolios.

C24	Well diversified in Canada and internationally... loans and acceptances, October 2019

C25	…and in household and business lending loans and acceptances, October 2019

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T40  Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2019
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,696	2.5	$5,421	2.4	$11,117	4.9	$–	–	$1,153	5.5	$1,153	5.5
Quebec	7,546	3.3	8,857	3.9	16,403	7.2	–	–	978	4.7	978	4.7
Ontario	38,825	17.2	77,807	34.3	116,632	51.5	–	–	11,354	54.0	11,354	54.0
Manitoba & Saskatchewan	5,347	2.4	4,157	1.8	9,504	4.2	1	–	763	3.6	764	3.6
Alberta	17,745	7.8	13,033	5.8	30,778	13.6	–	–	2,915	13.8	2,915	13.8
British Columbia & Territories	12,746	5.6	29,429	13.0	42,175	18.6	–	–	3,871	18.4	3,871	18.4
Canada(3)	$87,905	38.8%	$138,704	61.2%	$226,609	100%	$1	–%	$21,034	100%	$21,035	100%
International	–	–	41,560	100	41,560	100	–	–	–	–	–	–
Total	$87,905	32.8%	$180,264	67.2%	$268,169	100%	$1	–%	$21,034	100%	$21,035	100%
	2018
Canada(3)	$92,185	43.3%	$120,898	56.7%	$213,083	100%	$2	–%	$20,926	100%	$20,928	100%
International	–	–	40,274	100	40,274	100	–	–	–	–	–	–
Total	$92,185	36.4%	$161,172	63.6%	$253,357	100%	$2	–%	$20,926	100%	$20,928	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,365 (October 31, 2018 – $2,899) of which $2,424 are insured (October 31, 2018 – $2,029).

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Management’s Discussion and Analysis

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T41  Distribution of residential mortgages by remaining amortization periods, and by geographic areas

	2019
	Residential mortgages by remaining amortization periods
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	33.7%	38.4%	26.8%	1.0%	0.1%	100%
International	65.9%	17.3%	13.7%	3.0%	0.1%	100%
	2018
Canada	33.9%	38.0%	27.1%	0.9%	0.1%	100%
International	65.1%	18.9%	13.2%	2.7%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 61% uninsured (October 31, 2018 – 57%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 55% (October 31, 2018 – 54%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

T42  Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2019
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.3%	57.8%
Quebec	65.7	69.1
Ontario	64.2	62.2
Manitoba & Saskatchewan	68.3	61.9
Alberta	67.2	72.1
British Columbia & Territories	63.2	61.6
Canada	64.5%	63.0%
International	71.4%	n/a

	For the year ended October 31, 2018
Canada	63.8%	62.0%
International	68.9%	n/a

(1)	The province represents the location of the property in Canada.
(2)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank stresses its mortgage book to determine the impact of a variety of combinations of home price declines, unemployment increases and rising interest rates. It benchmarks the scenarios against experience in various historical downturns to confirm that they are sufficiently robust tests of the portfolio. In stress, there are moderate increases in credit losses and negative impacts on capital ratios but within a level the Bank considers manageable. In practice, the portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $1,461 million as at October 31, 2019 (October 31, 2018 – $1,192 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (90% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are certified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $6.7 billion as at October 31, 2019 (October 31, 2018 – $8.5 billion), $6.5 billion to banks (October 31, 2018 – $5.8 billion) and $18.4 billion to corporates (October 31, 2018 – $15.8 billion).

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In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.5 billion as at October 31, 2019 (October 31, 2018 – $0.7 billion).

The Bank’s current European exposure is distributed as follows:

T43  Bank’s exposure distribution by country

As at October 31	2019							2018

($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded Total	Undrawn Commitments(4)	Total	Total
Greece	$54	$–	$–	$–	$54	$–	$54	$146
Ireland	762	510	72	200	1,544	1,216	2,760	2,612
Italy	9	–	(16)	4	(3)	170	167	148
Portugal	–	–	–	17	17	–	17	2
Spain	1,083	2	75	148	1,308	256	1,564	1,701
Total GIIPS	$1,908	$512	$131	$369	$2,920	$1,642	$4,562	$4,609

U.K.	$10,568	$2,320	$1,675	$2,503	$17,066	$6,764	$23,830	$20,003
Germany	953	374	987	63	2,377	825	3,202	4,285
France	1,327	61	83	35	1,506	1,687	3,193	4,199
Netherlands	858	89	865	144	1,956	1,345	3,301	2,525
Switzerland	839	20	45	177	1,081	829	1,910	1,492
Other	1,773	423	1,959	579	4,734	2,462	7,196	7,988
Total Non-GIIPS	$16,318	$3,287	$5,614	$3,501	$28,720	$13,912	$42,632	$40,492
Total Europe	$18,226	$3,799	$5,745	$3,870	$31,640	$15,554	$47,194	$45,101
As at October 31, 2018	$15,684	$6,196	$6,364	$1,839	$30,083	$15,018	$45,101

(1)

Individual allowances for credit losses are $3. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $4,008 as at October 31, 2019 (October 31, 2018 – $3,867).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $1,349 and collateral held against SFT was $27,508.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

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Management’s Discussion and Analysis

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	89
Interest rate risk	89
Credit spread risk	89
Foreign currency risk	89
Equity risk	89
Commodity risk	89
Market risk governance	89
Risk measurement summary	89
Value at risk	89
Incremental risk charge	90
Stress testing	90
Sensitivity analysis	90
Gap analysis	90
Validation of market risk models	90
Non-trading market risk	90
Interest rate risk	90-91

		T44 Structural interest sensitivity	91
Foreign currency risk	91-92
Investment portfolio risks	92
Trading market risk	92	T45 Market risk measures	92
		C26 Trading revenue distribution	92
		C27 Daily trading revenue vs. VaR	92
Market risk linkage to Consolidated Statement of Financial Position	93	T46 Market risk linkage to Consolidated Statement of Financial Position of the Bank	93
Derivative instruments and structured transactions	93
Derivatives	93
Structured transactions	94
European exposures	86	T43 Bank’s exposure distribution by country	87
Market risk	63-64	T34 Total market risk capital	64
Financial instruments	67	T37 Mortgage-backed securities	68

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Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through maximum net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both physical commodity and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading

Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market risk governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses historical resampling. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.

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Management’s Discussion and Analysis

Incremental Risk Charge (IRC)

Basel market risk capital requirements includes IRC which captures the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. IRC is calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC results quarterly.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. These calculations are based on a constant balance sheet and make no assumptions for management actions that may mitigate the risks. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets monthly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The annual income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

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Simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

T44 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholders’ equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2019, an immediate and sustained 100 basis point increase in interest rates across all currencies and maturities would decrease after-tax net interest income by approximately $273 million over the next 12 months, assuming no further management actions. During fiscal 2019, this measure ranged between $66 million and $275 million.

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $1,448 million. During fiscal 2019, this measure ranged between $363 million and $1,657 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. Both interest rate sensitivities remained within the Bank’s approved consolidated limits in the reporting period.

T44  Structural interest sensitivity

	2019		2018

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-tax impact of
100bp increase in rates
Non-trading risk	$(1,448)	$(273)	$(870)	$(105)
100bp decrease in rates
Non-trading risk	$1,173	$267	$797	$101

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

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Management’s Discussion and Analysis

As at October 31, 2019, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $64 million (October 31, 2018 – $65 million) in the absence of hedging activity, primarily from the exposure to U.S. dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon.

In fiscal 2019, the total one-day VaR for trading activities averaged $12.4 million, compared to $12.9 million in 2018.

T45  Market risk measures

	2019				2018

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$13.8	$11.1	$17.5	$7.7	$11.0	$11.6	$17.8	$6.9
Credit Spread	8.0	7.7	11.2	3.8	6.2	7.8	12.2	4.8
Interest Rate	7.2	7.8	12.6	5.1	7.7	9.5	17.2	4.3
Equities	3.4	3.5	8.1	1.0	5.8	3.0	15.5	1.2
Foreign Exchange	2.7	3.5	7.0	1.5	2.8	3.3	5.8	1.1
Commodities	3.1	2.3	4.7	1.3	1.7	1.6	2.1	1.0
Debt Specific	3.3	3.9	5.9	2.0	3.6	3.4	4.2	2.6
Diversification Effect	(10.9)	(11.9)	n/a	n/a	(11.7)	(10.0)	n/a	n/a
All-Bank VaR	$15.4	$12.4	$17.9	$9.2	$13.2	$12.9	$18.4	$8.6
All-Bank Stressed VaR	$45.9	$40.1	$60.6	$26.7	$44.6	$42.7	$59.0	$26.3
Incremental Risk Charge	$80.0	$108.9	$208.8	$79.4	$77.9	$173.4	$474.7	$60.0

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2019, the total one-day Stressed VaR for trading activities averaged $40.1 million compared to $42.7 million in 2018.

In fiscal 2019, the average IRC decreased to $108.9 million from $173.4 million in 2018, primarily driven by bought credit protection on Brazil and a reduction in North American corporate bonds in the first two quarters.

Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C26 shows the distribution of daily trading revenue for fiscal 2019 and Chart C27 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $9.8 million per day, compared to $5.9 million in 2018. Revenue was positive on 99.6% of trading days during the year, the same level in 2018. During the year, the largest single day trading loss was $0.2 million which occurred on March 25, 2019, and was smaller than the total VaR of $15.5 million on the same day.

C26	Trading revenue distribution Year ended October 31, 2019

C27	Daily trading revenue vs. VaR $ millions, November 1, 2017 to October 31, 2019

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Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T46  Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure
As at October 31, 2019 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non- trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,709	$3,709	$–	$–	n/a
Trading assets	127,488	126,846	642	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	–	–	–	–	n/a
Derivative financial instruments	38,119	34,489	3,630	–	Interest rate, FX, equity
Investment securities	82,359	–	82,359	–	Interest rate, FX, equity
Loans	592,483	–	592,483	–	Interest rate, FX
Assets not subject to market risk(1)	242,003	–	–	242,003	n/a
Total assets	$1,086,161	$165,044	$679,114	$242,003

Deposits	$733,390	$–	$699,462	$33,928	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	12,235	–	12,235	–	Interest rate, equity
Obligations related to securities sold short	30,404	30,404	–	–	n/a
Derivative financial instruments	40,222	34,820	5,402	–	Interest rate, FX, equity
Trading liabilities(2)	4,124	4,124	–	–	n/a
Retirement and other benefit liabilities	2,956	–	2,956	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	192,638	–	–	192,638	n/a
Total liabilities	$1,015,969	$69,348	$720,055	$226,566

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure
As at October 31, 2018 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,191	$3,191	$–	$–	n/a
Trading assets	100,262	99,650	612	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	12	–	12	–	Interest rate
Derivative financial instruments	37,558	33,937	3,621	–	Interest rate, FX, equity
Investment securities	78,396	–	78,396	–	Interest rate, FX, equity
Loans	551,834	–	551,834	–	Interest rate, FX
Assets not subject to market risk(1)	227,240	–	–	227,240	n/a
Total assets	$998,493	$136,778	$634,475	$227,240

Deposits	$676,534	$–	$641,791	$34,743	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	8,188	–	8,188	–	Interest rate, equity
Obligations related to securities sold short	32,087	32,087	–	–	n/a
Derivative financial instruments	37,967	32,300	5,667	–	Interest rate, FX, equity
Trading liabilities(2)	5,019	5,019	–	–	n/a
Retirement and other benefit liabilities	1,727	–	1,727	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	169,291	–	–	169,291	n/a
Total liabilities	$930,813	$69,406	$657,373	$204,034

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

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Management’s Discussion and Analysis

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2019, unencumbered liquid assets were $211 billion (October 31, 2018 – $202 billion). Securities including NHA mortgage-backed securities, comprised 80% of liquid assets (October 31, 2018 – 71%). Other unencumbered liquid assets, comprising cash

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and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, were 20% (October 31, 2018 – 29%). The increase in liquid assets was mainly attributable to an increase in liquid securities and precious metals, which was partially offset by a decrease in cash and deposits with central banks, deposits with financial institutions, NHA mortgage-backed securities, and call and short loans.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at October 31, 2019. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T47  Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2019 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other securities	78,422	78,415	156,837	106,179	–	50,658	–
Loans:
NHA mortgage-backed securities(2)	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Total	$275,556	$176,941	$452,497	$232,196	$9,733	$210,568	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2018 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$48,352	$–	$48,352	$–	$7,906	$40,446	$–
Deposits with financial institutions	13,917	–	13,917	–	73	13,844	–
Precious metals	3,191	–	3,191	–	70	3,121	–
Securities:
Canadian government obligations	45,260	11,050	56,310	29,464	–	26,846	–
Foreign government obligations	60,553	63,816	124,369	68,531	–	55,838	–
Other securities	54,786	66,704	121,490	92,280	–	29,210	–
Loans:
NHA mortgage-backed securities(2)	34,636	–	34,636	2,605	–	32,031	–
Call and short loans	1,047	–	1,047	–	–	1,047	–
Total	$261,742	$141,570	$403,312	$192,880	$8,049	$202,383	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the Consolidated Statement of Financial Position.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T48  Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2019	2018
The Bank of Nova Scotia (Parent)	$153,584	$152,728
Bank domestic subsidiaries	17,667	15,344
Bank foreign subsidiaries	39,317	34,311
Total	$210,568	$202,383

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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Management’s Discussion and Analysis

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T49  Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2019 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Liquid securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other liquid securities	78,422	78,415	156,837	106,179	–	50,658	–
Other securities	3,992	5,633	9,625	4,329	–	–	5,296
Loans classified as liquid assets:
NHA mortgage-backed securities	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Other loans	572,216	–	572,216	9,102	54,814	13,293	495,007
Other financial assets(4)	189,802	(119,889)	69,913	5,433	–	–	64,480
Non-financial assets	44,595	–	44,595	–	–	–	44,595
Total	$1,086,161	$62,685	$1,148,846	$251,060	$64,547	$223,861	$609,378

				Encumbered assets		Unencumbered assets

As at October 31, 2018 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$48,352	$–	$48,352	$–	$7,906	$40,446	$–
Deposits with financial institutions	13,917	–	13,917	–	73	13,844	–
Precious metals	3,191	–	3,191	–	70	3,121	–
Liquid securities:
Canadian government obligations	45,260	11,050	56,310	29,464	–	26,846	–
Foreign government obligations	60,553	63,816	124,369	68,531	–	55,838	–
Other liquid securities	54,786	66,704	121,490	92,280	–	29,210	–
Other securities	3,283	5,400	8,683	4,978	–	–	3,705
Loans classified as liquid assets:
NHA mortgage-backed securities	34,636	–	34,636	2,605	–	32,031	–
Call and short loans	1,047	–	1,047	–	–	1,047	–
Other loans	530,485	–	530,485	8,430	59,460	12,864	449,731
Other financial assets(4)	163,209	(92,624)	70,585	2,619	–	–	67,966
Non-financial assets	39,774	–	39,774	–	–	–	39,774
Total	$998,493	$54,346	$1,052,839	$208,907	$67,509	$215,247	$561,176

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2019, total encumbered assets of the Bank were $316 billion (October 31, 2018 – $276 billion). Of the remaining $833 billion (October 31, 2018 – $776 billion) of unencumbered assets, $224 billion (October 31, 2018 – $215 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at October 31, 2019, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $16 million or $162 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

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OSFI’s LAR stipulates that banks must maintain an adequate level of unencumbered HQLA that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, based on guidelines from the LAR. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2019 based on the average daily position in the quarter.

T50  Bank’s average LCR

For the quarter ended October 31, 2019 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$165,088
Cash outflows
Retail deposits and deposits from small business customers, of which:	$181,137	13,017
Stable deposits	75,337	2,437
Less stable deposits	105,800	10,580
Unsecured wholesale funding, of which:	209,636	102,755
Operational deposits (all counterparties) and deposits in networks of cooperative banks	67,035	15,865
Non-operational deposits (all counterparties)	119,271	63,560
Unsecured debt	23,330	23,330
Secured wholesale funding	*	37,512
Additional requirements, of which:	207,152	41,614
Outflows related to derivative exposures and other collateral requirements	29,740	17,637
Outflows related to loss of funding on debt products	3,544	3,544
Credit and liquidity facilities	173,868	20,433
Other contractual funding obligations	1,278	1,162
Other contingent funding obligations(4)	506,926	8,760
Total cash outflows	*	$204,820
Cash inflows
Secured lending (e.g. reverse repos)	$142,514	$27,352
Inflows from fully performing exposures	25,507	16,797
Other cash inflows	28,546	28,546
Total cash inflows	$196,567	$72,695

		Total adjusted value(5)
Total HQLA	*	$165,088
Total net cash outflows	*	$132,125
Liquidity coverage ratio (%)	*	125%

For the quarter ended October 31, 2018 ($ millions)		Total adjusted value(5)
Total HQLA	*	$144,349
Total net cash outflows	*	$116,735
Liquidity coverage ratio (%)	*	124%

*	Disclosure is not required under regulatory guideline.
(1)	Based on the average daily positions of the 63 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA continues to be substantially comprised of Level 1 assets. The Bank’s average LCR for the quarter ended October 31, 2019 was in line with the quarter ended October 31, 2018.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

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Management’s Discussion and Analysis

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $303 billion as at October 31, 2019 (October 31, 2018 – $289 billion). The increase since October 31, 2018, was primarily due to deposit growth, internal capital generation and subordinated debentures issuance, net of common share repurchases and redemptions of preferred shares and subordinated debentures. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $164 billion (October 31, 2018 – $157 billion). Longer term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust (previously Hollis Receivables Term Trust II) program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom, and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2019, issued and outstanding liabilities of $11 billion were subject to conversion under the bail-in regime.

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The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T51  Wholesale funding(1)

As at October 31, 2019 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$3,284	$596	$566	$198	$268	$4,912	$–	$–	$–	$4,912
Bearer deposit notes, commercial paper and short-term certificate of deposits	6,590	18,923	27,866	24,778	13,497	91,654	2,139	717	62	94,572
Asset-backed commercial paper(3)	1,096	3,069	1,324	–	–	5,489	–	–	–	5,489
Senior notes(4)(5)	1,372	3,842	2,533	5,080	3,520	16,347	14,114	25,609	11,636	67,706
Bail-inable notes(5)	–	–	–	26	–	26	1,314	6,568	2,920	10,828
Asset-backed securities	2	12	1,290	–	791	2,095	2,466	1,176	210	5,947
Covered bonds	–	545	1,844	1,882	–	4,271	8,979	10,171	2,379	25,800
Mortgage securitization(6)	–	601	771	663	353	2,388	4,376	12,675	4,486	23,925
Subordinated debentures(7)	–	–	–	–	–	–	78	156	9,121	9,355
Total wholesale funding sources	$12,344	$27,588	$36,194	$32,627	$18,429	$127,182	$33,466	$57,072	$30,814	$248,534

Of Which:

Unsecured funding	$11,246	$23,361	$30,965	$30,082	$17,285	$112,939	$17,645	$33,050	$23,739	$187,373
Secured funding	1,098	4,227	5,229	2,545	1,144	14,243	15,821	24,022	7,075	61,161

As at October 31, 2018 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$1,720	$196	$211	$212	$116	$2,455	$29	$145	$32	$2,661
Bearer deposit notes, commercial paper and short-term certificate of deposits	8,807	14,201	21,517	15,961	7,580	68,066	5,487	666	56	74,275
Asset-backed commercial paper(3)	2,088	4,697	165	–	–	6,950	–	–	–	6,950
Senior notes(4)(5)	180	2,714	4,070	6,214	5,168	18,346	15,179	36,765	14,298	84,588
Asset-backed securities	6	15	47	500	–	568	2,714	1,944	304	5,530
Covered bonds	–	2,910	1,491	–	1,975	6,376	4,312	16,779	1,772	29,239
Mortgage securitization(6)	–	765	316	567	508	2,156	2,388	12,966	4,646	22,156
Subordinated debentures(7)	–	–	–	–	–	–	–	237	7,539	7,776
Total wholesale funding sources	$12,801	$25,498	$27,817	$23,454	$15,347	$104,917	$30,109	$69,502	$28,647	$233,175

Of Which:

Unsecured funding	$10,707	$17,111	$25,798	$22,387	$12,864	$88,867	$20,695	$37,813	$21,925	$169,300
Secured funding	2,094	8,387	2,019	1,067	2,483	16,050	9,414	31,689	6,722	63,875

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the T56 Contractual maturities. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes Structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $211 billion as at October 31, 2019 (October 31, 2018 – $202 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2019, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates

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Management’s Discussion and Analysis

to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $527 million in 2019 (2018 – $477 million). The increase primarily reflects business acquisitions of BBVA Chile, Citibank Colombia, Banco Dominicano del Progreso and MD Financial, along with higher contractual rents, the impact of branch and office sale/leasebacks and organic business growth.

T52  Contractual maturities

	As at October 31, 2019

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$35,392	$696	$462	$239	$181	$426	$796	$685	$11,552		$50,429
Trading assets	4,519	6,856	5,349	2,646	2,486	7,280	19,849	16,474	62,029		127,488
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	–	–	–	–		–
Securities purchased under resale agreement and securities borrowed	92,411	26,942	8,859	2,483	483	–	–	–	–		131,178
Derivative financial instruments	2,145	3,363	1,219	1,692	1,748	6,556	5,841	15,555	–		38,119
Investment securities – FVOCI	4,347	4,967	5,157	4,730	1,487	10,887	14,995	11,587	1,561		59,718
Investment securities – amortized cost	298	723	1,512	869	1,159	6,917	3,399	6,968	–		21,845
Investment securities – FVTPL	–	–	–	–	–	–	–	–	796		796
Loans	37,312	31,178	34,801	34,026	31,746	88,939	229,317	44,620	60,544		592,483
Residential mortgages	3,432	5,980	12,031	15,555	13,318	49,618	134,923	30,921	2,391	(1)	268,169
Personal loans	4,097	2,652	3,752	3,711	3,525	12,667	23,556	5,737	38,934		98,631
Credit cards	–	–	–	–	–	–	–	–	17,788		17,788
Business and government	29,783	22,546	19,018	14,760	14,903	26,654	70,838	7,962	6,508	(2)	212,972
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,077)		(5,077)
Customers’ liabilities under acceptances	12,072	1,486	297	27	14	–	–	–	–		13,896
Other assets	–	–	–	–	–	–	–	–	50,209		50,209
Total assets	188,496	76,211	57,656	46,712	39,304	121,005	274,197	95,889	186,691		1,086,161
Liabilities and equity
Deposits	$73,415	$59,827	$60,036	$51,468	$35,723	$45,624	$69,082	$18,219	$319,996		$733,390
Personal	9,486	11,138	14,479	12,287	12,380	11,277	11,257	562	141,934		224,800
Non-personal	63,929	48,689	45,557	39,181	23,343	34,347	57,825	17,657	178,062		508,590
Financial instruments designated at fair value through profit or loss	229	410	398	829	826	4,028	1,844	3,671	–		12,235
Acceptances	12,077	1,486	297	27	14	–	–	–	–		13,901
Obligations related to securities sold short	892	871	704	305	422	1,771	5,626	6,658	13,155		30,404
Derivative financial instruments	2,210	4,374	1,859	1,621	1,956	8,659	6,437	13,106	–		40,222
Obligations related to securities sold under repurchase agreements and securities lent	114,864	5,496	2,930	793	–	–	–	–	–		124,083
Subordinated debentures	–	–	–	–	–	–	–	7,252	–		7,252
Other liabilities	3,410	1,581	1,154	871	964	3,821	6,452	5,952	30,277		54,482
Total equity	–	–	–	–	–	–	–	–	70,192		70,192
Total liabilities and equity	207,097	74,045	67,378	55,914	39,905	63,903	89,441	54,858	433,620		1,086,161
Off-Balance sheet commitments
Operating leases	$38	$76	$112	$109	$106	$387	$894	$1,011	$–		$2,733
Credit commitments(3)	4,289	5,264	15,370	16,398	14,745	28,007	119,308	8,493	–		211,874
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,387		36,387
Outsourcing obligations(5)	18	36	52	52	52	173	154	–	1		538

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)

The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing. Outsourcing partners include, among others, IBM Canada and Symcor Inc.

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Management’s Discussion and Analysis    |    Risk Management

	As at October 31, 2018

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$54,254	$920	$284	$101	$117	$326	$726	$223	$8,509		$65,460
Trading assets	4,792	5,311	3,326	5,463	2,309	7,934	12,765	18,130	40,232		100,262
Financial instruments designated at fair value through profit or loss	–	–	–	–	12	–	–	–	–		12
Securities purchased under resale agreement and securities borrowed	74,522	21,223	5,743	673	337	549	539	432	–		104,018
Derivative financial instruments	3,178	5,517	2,024	2,327	1,446	6,447	6,071	10,548	–		37,558
Investment securities – FVOCI	3,925	6,436	5,852	3,284	3,243	13,139	15,206	4,758	1,305		57,148
Investment securities – amortized cost	452	1,429	1,160	1,501	1,500	4,302	9,465	934	–		20,743
Investment securities – FVTPL	–	–	–	–	–	–	–	–	505		505
Loans	40,463	27,581	28,920	27,246	28,064	93,191	214,017	34,985	57,367		551,834
Residential mortgages	11,496	4,697	8,774	12,014	12,781	53,629	126,934	21,366	1,666	(1)	253,357
Personal loans	4,204	2,701	3,528	3,431	3,558	11,712	23,338	5,468	38,079		96,019
Credit cards	–	–	–	–	–	–	–	–	16,485		16,485
Business and government	24,763	20,183	16,618	11,801	11,725	27,850	63,745	8,151	6,202	(2)	191,038
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,065)		(5,065)
Customers’ liabilities under acceptances	13,829	2,082	338	50	30	–	–	–	–		16,329
Other assets	–	–	–	–	–	–	–	–	44,624		44,624
Total assets	195,415	70,499	47,647	40,645	37,058	125,888	258,789	70,010	152,542		998,493
Liabilities and equity
Deposits	$56,965	$53,331	$48,661	$39,716	$32,753	$45,262	$78,295	$18,313	$303,238		$676,534
Personal	8,797	9,415	12,536	9,563	10,241	13,472	11,953	261	138,307		214,545
Non-personal	48,168	43,916	36,125	30,153	22,512	31,790	66,342	18,052	164,931		461,989
Financial instruments designated at fair value through profit or loss	22	77	360	410	523	3,090	1,646	1,969	91		8,188
Acceptances	13,838	2,082	338	50	30	–	–	–	–		16,338
Obligations related to securities sold short	910	972	870	305	1,013	3,896	8,685	7,388	8,048		32,087
Derivative financial instruments	2,520	4,288	1,613	2,716	1,583	6,773	7,699	10,775	–		37,967
Obligations related to securities sold under repurchase agreements and securities lent	96,157	3,466	1,634	–	–	–	–	–	–		101,257
Subordinated debentures	–	–	–	–	–	–	–	5,698	–		5,698
Other liabilities	2,720	592	1,302	422	757	1,784	6,167	5,978	33,022		52,744
Total equity	–	–	–	–	–	–	–	–	67,680		67,680
Total liabilities and equity	173,132	64,808	54,778	43,619	36,659	60,805	102,492	50,121	412,079		998,493
Off-Balance sheet commitments
Operating leases	$36	$72	$106	$104	$102	$378	$818	$880	$–		$2,496
Credit commitments(3)	4,232	5,588	13,438	15,182	22,619	23,906	105,988	6,486	–		197,439
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,423		36,423
Outsourcing obligations(5)	18	36	52	52	52	207	311	–	1		729

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)

The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing. Outsourcing partners include, among others, IBM Canada and Symcor Inc.

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Management’s Discussion and Analysis

Other Risks

Operational Risk

Operational risk is the risk of loss, resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes legal risk but excludes strategic risk and reputational risk. Operational risk in some form exists in each of the Bank’s businesses and support activities and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk is inherent in all the Bank’s activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, but also in regulatory sanctions and reputational impact.

Governance and organization

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s Risk and Control Self-Assessment program, which includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate residual risk exposure, as appropriate.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but highly unlikely operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides information on the level of exposure to a given operational risk at a particular point in time and can help to monitor potential shifts in risk conditions or new emerging risks and/or measure residual risk exposure and effectiveness of controls.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard is used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s New Initiatives Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance.

•	The Bank’s centralized operational loss event database, which captures key information on operational losses and near-misses.

•

The Bank’s monitoring of industry events, which identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which work to ensure employees are aware of relevant risks and are equipped to safeguard the Bank’s customers and assets.

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors, and includes information relating to key events, results, trends and themes across the operational risk tools. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

Operational risk capital

There are two methods for the calculation of operational risk regulatory capital available to the Bank under the Basel framework – The Standardized Approach and the Advanced Measurement Approach (AMA). In 2016, OSFI approved the Bank’s application to use the Advanced Measurement Approach (AMA) for operational risk, subject to a capital floor. In 2017, the Bank formally began utilizing AMA to report regulatory capital. In keeping with updated OSFI requirements in Chapter 8 of the Capital Adequacy Requirements Guideline, all banks currently approved to use the Advanced Measurement Approach (AMA) will be required to use a revised Basel III Standardized Approach when the revised requirements are implemented in Canada.

Information Technology (IT) & Cybersecurity Risk

IT Risk refers to the effect of uncertainty on the Bank’s objectives associated with the use, ownership, operation, involvement, influence and adoption of IT within an enterprise. Cybersecurity risk is a subset of unique IT Risks faced as a result of using interconnected systems and digital technologies.

IT and Cybersecurity risks continue to evolve across the financial industry. The increasing use of online delivery channels and mobile devices to perform financial transactions leave the bank vulnerable to operational disruptions due to multiple factors such as: human errors, frauds, infrastructure failures, issues with our business partners, among others. Those events may increase costs or may negatively impact the Bank’s operational environment, our customers and other third parties.

The Board of Directors approves the IT and Cyber Risk Management, Cybersecurity and Information Security policies, which along with the respective frameworks are focused on safeguarding the Bank’s and its customers’ information, ensuring the Bank’s IT environment is reliable, secure, resilient and robust in supporting our business objectives.

Significant efforts are directed on risk management activities including the Cybersecurity program in line with the industry standards and best practices. The Bank continues to expand its capabilities to defend against potential threats and minimize the impact to the business, including the regular testing activities to reinforce the Bank’s resilience to events caused by factors out of the Bank’s control. The dependency on third parties and the potential risks they bring to the continuity of our business activities is a key area of focus. The Bank has a governance framework to mitigate those risks. The Bank will expect more regulatory oversight of IT and Cybersecurity risk management practices going forward.

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Management’s Discussion and Analysis    |    Risk Management

The Bank continuously monitors the metrics and Key Risk Indicators, which are regularly reported to the Board of Directors, its Risk Committee and other internal committees who oversee the performance of the associated risk thresholds. Material issues are escalated to the executive management committees to ensure appropriate remediation. Information security awareness campaigns are conducted periodically, including annual mandatory training sessions on information security and operational risk to all our employees, reinforcing our risk culture.

Compliance Risk

Compliance Risk is the risk that a business activity may not be conducted in conformity with applicable Regulations, internal policies and procedures and ethical standards expected by regulators, customers, investors, employees and other stakeholders. “Regulations” means all Governmental Acts, laws, rules, regulations, regulatory guidelines and industry or self-regulatory organizational codes of conduct, rules and by-laws.

The Bank conducts business in many jurisdictions around the world and provides a wide variety of financial products and services through its various lines of business and operations. It is subject to, and must comply with, many and changing Regulations by governmental agencies, supervisory authorities and self-regulatory organizations in all the jurisdictions in which the Bank operates. The regulatory bar is constantly rising with Regulations being more vigorously enforced and new Regulations being enacted. The bar of public expectations is also constantly rising. Regulators and customers expect the Bank and its employees will operate its business in compliance with applicable laws and will refrain from unethical practices.

Compliance risk is managed on an enterprise-wide basis throughout the Bank via the operation of the Scotiabank Compliance Program (“the Program”) which includes the appointment of a Chief Compliance Officer (CCO) for the Bank and is responsible for overseeing Compliance Risk Management within the Bank. The CCO is responsible for assessing the adequacy of, adherence to and effectiveness of the Program, as well as for the development and application of written compliance policies and procedures that are kept up to date and approved by senior management, assessing and documenting compliance risks, developing and maintaining a written compliance training program, which in each case is performed either directly or indirectly by other departments within the Bank in coordination with Global Compliance. This program and these ancillary activities are subject to Internal Audit’s periodic review to assess the effectiveness of the Program.

The Board-approved Compliance Risk Summary Framework describes the general policies and principles applicable to compliance risk management within Scotiabank and encompasses the Bank’s Regulatory Compliance Management Framework as contemplated by OSFI Guideline E-13. The Compliance Risk Summary Framework is an integral part of the enterprise-wide framework, policies and procedures that collectively articulate the Bank’s governance and control structure. Other more specifically focused compliance risk management policies and procedures may be developed within the Compliance Risk Summary Framework where necessary or appropriate.

Money Laundering, Terrorist Financing and Sanctions Risk

Money Laundering, Terrorist Financing (ML/TF) and Sanctions risk is the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. It also includes the risk that Scotiabank does not conform to applicable Anti-Money Laundering (“AML”) / Anti-Terrorist Financing (“ATF”) or Sanctions legislation, or does not apply adequate controls reasonably designed to detect and deter ML/TF and sanctions violations or to file any required regulatory reports.

Money laundering, terrorist financing, and sanctions risks are managed throughout the Bank via the operation of the Bank’s AML Risk program (“the Program”). The Board appointed Chief Anti-Money Laundering Officer is responsible for the Program, development and application of written policies, procedures, and standards that are kept up to date and approved by senior management, assessing and documenting money laundering, terrorist-financing or sanctions risks, developing and maintaining an ongoing and tailored training program, and regular review of the effectiveness of the Program. The review of effectiveness is supplemented by an independent assessment conducted by Internal Audit. The Chief Anti-Money Laundering Officer has unfettered access to, and direct communication with, the Bank’s Senior Management and the Board.

The Bank’s business units conduct an annual self-assessment of their ML/TF and sanctions risks, as well as self-assessments of their control measures designed to manage such risks. The process is overseen by the Bank’s AML Risk unit and the results shared with the Bank’s Senior Management and its Board. All active employees are provided with mandatory AML/ATF and Sanctions training on an annual basis.

The Bank performs Customer Due Diligence sufficiently to form a reasonable belief that it knows the true-identity of its customers, including in the case of an entity, its material ultimate beneficial owners. The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its customers and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk tailored monitoring of its customers to detect and report suspicious transactions and activity, and conducts customer and transaction screening against terrorist, sanctions, and other designated watch-lists.

Reputational Risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Such negative publicity has an impact on the Bank’s brand and reputation.

Negative publicity and related reputational risk frequently arise as a by-product of some other kind of risk management control failure such as compliance and operational risks. In some cases, reputational risk can arise through no direct fault of an institution, but indirectly as a ripple-effect of an association or problems arising within the industry or external environment.

Reputational risk is managed and controlled throughout the Bank by the Scotiabank Code of Conduct (Code), governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Code, and in a manner that minimizes reputational risk and safeguards the Bank’s reputation. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Code, the activities of the Legal, Global Tax, Corporate Secretary, Global Communications, AML Risk, Global Compliance and Global Risk Management departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

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Management’s Discussion and Analysis

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has a Reputational Risk Policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, new products and services and sales practice issues.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception. The Reputational Risk Committee also holds regular quarterly meetings to review activities in the quarter, review metrics and discuss any emerging trends or themes.

The Reputational Risk Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental Risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s performance. The Bank considers climate change as a type of Environmental Risk.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental risk assessment where applicable, and commentary on the potential impact of climate change (including physical or transition risk impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework.

In the area of project finance, the Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. The Equator Principles help financial institutions determine, assess, manage and report environmental and social risk. The principles apply to project finance loans and advisory assignments where total capital costs exceed US$10 million, and to certain project-related corporate loans. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against the use of child and forced labour.

The Bank’s Environmental Policy plays a prominent role in guiding the reduction of the Bank’s environmental footprint. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings from an environmental perspective. In addition, a variety of reduction measures are in place for energy, paper and waste in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. Since 2012, GHG emissions data for the branch network and corporate offices has been externally verified.

To continue operations in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, implementing the recommendations of the Task Force on Climate-related Financial Disclosure, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its practices in these areas.

Scotiabank has a number of environmentally focused products and services, including: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; and an auto loan product for hybrid, electric and clean diesel vehicles. As well, Scotiabank has the Commodities Derivatives group, which assists corporate clients by providing liquidity and hedge solutions in the carbon market.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. Further information is available in the Bank’s annual Corporate Social Responsibility Report.

Climate Change Risks – Taskforce on Climate Related Financial Disclosures (TCFD)

In 2018, Scotiabank announced its support of the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (TCFD). The implementation of the recommendations across Scotiabank is a multi-year journey.

In 2019 the Board of Directors approved an updated climate change strategy. Scotiabank’s Climate Commitments detail the Bank’s approach to addressing the risks and opportunities arising from climate change. These five commitments are detailed in an external position statement.

Governance

Board Oversight

As the topic of climate change requires a multidisciplinary approach, the risks and opportunities it poses to the Bank are addressed by the Board of Directors and its committees. The Board of Directors approved the Bank’s Climate Change Strategy in October 2019. In addition, the following committees provide ongoing oversight.

•

Risk Committee: Provides oversight of key risks, including those affected by climate change. This includes review (and, where appropriate, recommendation to the Board for approval) of risk appetite limits and policy oriented documents addressing credit risk, environmental risk, and operational risk as well as reporting on potentially material climate change risks.

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•	Corporate Governance Committee: Provides oversight of the Sustainable Business strategy, of which climate change is a key priority, and the annual Sustainable Business report.

•	Audit Conduct and Review Committee: Provides oversight of climate change-related disclosure in the Bank’s financial reporting, including its Annual Report.

Management’s Role

The management of climate change risk is ultimately overseen by the Group Head and Chief Risk Officer, who reports directly to the CEO and has unfettered access to the Risk Committee of the Board. This is aided through a Climate Change Committee, chaired by the Bank’s head of its Senior Credit Committee and made up of senior officers across the business lines and control/stewardship functions. The Committee meets quarterly and is accountable for monitoring of progress against targets.

Supporting the Committee are cross-functional Working Groups that meet more frequently and support the day-to-day implementation and tracking of the climate change strategy. This includes the Bank’s own operations, as well as managing climate change risks and opportunities with clients. Climate change considerations are integrated into credit applications and industry reviews, through climate-related risk policies and procedures, specialized tools and training to banking officers and credit adjudicators.

Strategy

Scotiabank recognizes that climate change is significantly impacting natural systems and communities across the globe and poses a significant risk to the global economy and society as a whole. Efforts to address climate change will require significant mobilization of capital from public and private sources worldwide.

Through Scotiabank’s Climate Commitments the Bank committed to mobilizing $100 billion by 2025 to reduce the impacts of climate change. This includes lending, investing, finance and advisory, as well as investments in the Bank’s direct operations and communities where it operates, and will help the Bank capitalize on the financial opportunity of the transition to a low-carbon economy. This commitment is supported by the Scotiabank Green and Transition Taxonomy and includes the creation of new products and services, including the issuance of our inaugural Green Bond (USD$500 million 3.5 year senior unsecured). It has also led to enhanced integration of climate risk assessments in the credit adjudication process and further commitments to decarbonize the Bank’s own operations.

Risk Management

The Bank considers environmental risk (including climate-related risks) as a principal risk type. Climate-related risk refers to the possibility that climate change issues associated with Scotiabank or its customers could ultimately affect Bank performance by giving rise to credit, reputational, operational or legal risk. Climate-related risks could be in the form of physical or transition risk. Examples of physical risk considerations include severe weather (e.g. floods, hurricanes, extreme cold or heat). Examples of transition risk considerations include policy/regulatory actions such as subsidies, taxes or increased fuel costs, as well as changing market conditions.

For over a decade, the Bank has utilized and refined a comprehensive environmental risk management process. The identification, assessment and management of climate change risk is done through due diligence as part of the overall existing environmental risk assessment and credit adjudication processes.

Highlights in 2019 include the following:

–	Integrated new Climate Commitments into environmental risk framework

•	The existing framework was expanded to better identify transition and physical risks and opportunities for business lending.

–	Integration of climate change risk assessment (CCRA) at the sector and borrower-levels

•

A sector sensitivity methodology was developed that identifies key physical and transition risk drivers to determine potential material risks and opportunities which were added to industry reviews for 28 economic sectors. This was aided by a climate change risk and vulnerability analysis of the banking loan book.

•	The Bank standardized the process of performing CCRAs for all business borrowers, updated internal systems to track CCRAs, and provided training for banking and credit officers.

–	Knowledge building on climate change risk and scenario-analysis

•	A module on climate change risk was incorporated into the mandatory environmental risk training for all banking officers and credit adjudicators.

•	The Bank is developing a methodology for stress testing the Bank’s business loan portfolio according to various internationally recognized climate change scenarios and models.

–	External collaboration with peers

•	Scotiabank is a participant in industry groups to develop consistent methodologies and metrics for TCFD reporting.

•

Scotiabank is a participant in the United National Environment Program – Finance Initiative (UNEP FI) TCFD pilot to harmonize industry-wide approaches for climate scenario analysis in bank lending portfolios.

•	Scotiabank is involved in the initiative to create a standard climate change financing taxonomy for Canada, run by the Canadian Standards Authority.

Metrics and Targets

Scotiabank sets, monitors and reports on climate change related performance and targets annually in Scotiabank’s Sustainable Business Report. The Bank also reports to CDP (formerly the Carbon Disclosure Project). As part of Scotiabank’s Climate Commitments, the Bank is tracking the initiatives that underlie its commitment as part of the metrics and targets it has adopted pursuant to these Commitments.

The targets and performance include:

•

Target to reduce Scope 1 and 2 greenhouse gas emissions globally by 10% by 2021 (based on 2016 levels). Data will be available in our 2019 Sustainable Business Report. As of fiscal 2018, we are 90% of the way towards achieving this target.

•

Set an Internal Carbon Price of $15/tonne CO2 for Scope 1 and 2 emissions. This was achieved in fiscal 2018 and fiscal 2019. Funds were utilized to address energy efficiency initiatives including HVAC installation and solar panels at select branches in the Caribbean.

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The implementation of CCRA in the business loan book will provide the Bank with the data necessary to support stress testing and scenario planning. The data obtained will help the Bank to determine the right metrics before setting targets, such as those related to credit exposures in high-carbon sectors.

Strategic Risk

Strategic risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are ineffective or insufficiently resilient to changes in the business environment, or poorly execute such strategies.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a Strategic Plan for the Bank.

The Bank conducts a comprehensive annual strategic planning process through a series of coordinated efforts between the entire Executive Management Team which culminates in a written submission to the Board. The Board reviews this material along with other relevant presentations by the President and Chief Executive Officer and Management. These efforts address a wide range of relevant considerations including the strategic plans of the Business Lines, an evaluation by Global Risk Management that the Business Line strategies can be achieved within the Bank’s Risk Appetite, progress reports (quantitative and qualitative) against previously agreed-upon strategic commitments, updates from the major Corporate Functions and a 3-year financial outlook for the Bank. Collectively, these written submissions are referred to as the Strategic Plan. [The assessment of Strategic Risk is a judgment made by management that the Bank is operating within the parameters of the Board-approved Strategic Plan, including quantitative and qualitative considerations.].

The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

Data Risk

Data risk is the risk, whether direct or indirect, to data that is used to support the Bank’s ability to make informed decisions and develop accurate reporting and analytics for the Bank, including the Board, senior management and regulators, or for customer facing and/or marketing purposes. Risks to which the Bank is exposed include data management, data taxonomy, metadata, breaches or data that is incomplete, inaccurate, invalid, untimely and/or inaccessible.

Data is considered one of the Bank’s most strategic assets and the volume, value and type of data found within the Bank has exponentially increased in recent years. Enhanced rigor towards data management is a concentrated focus for the Bank with the increase in regulatory demands. The Data Executive Committee approves the Data Management Policy and Governance Framework. The goals of the policy and framework are to ensure oversight and management of critical Bank-wide data, and to provide governance, oversight, control structure and accountabilities to enable greater enterprise coordination and consistency.

The Enterprise Data Governance team, in partnership with the Data Office oversees and standardizes data management and data governance practices in establishing reliable, reusable and scalable data and is responsible for enterprise-wide management of data risk. Since data is produced and consumed by different business lines and geographies across the Bank, an effective, collaborative and holistic approach to data risk management is required to minimize reputational, regulatory and financial risk.

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Controls and Accounting Policies

Controls and Procedures

Management’s responsibility for financial information contained in this annual report is described on page 136.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2019, the Bank’s management, with the participation of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2019.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Critical Accounting Estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the consolidated financial statements, summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

Effective in 2018, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that involve a high degree of management judgment. Under IFRS 9 expected credit loss methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. The Bank recognizes an allowance at an amount equal to 12 month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). When a financial asset experiences a significant increase in credit risk subsequent to origination but is not considered to be in default, it is included in Stage 2 and subject to lifetime expected credit losses. Financial assets that are in default are included in Stage 3. Similar to Stage 2, the allowance for credit losses for Stage 3 financial assets captures the lifetime expected credit losses.

The main drivers in allowance for credit loss changes that are subject to significant judgment include the following:

•	Determination of point-in-time parameters such as probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•	Forecast of macroeconomic variables for multiple scenarios and probability weighting of the scenarios.

•	Assessment of significant increase in credit risk.

Measurement of expected credit losses

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

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Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking macroeconomic scenarios

The Bank uses a broad range of forward-looking economic information as inputs to its models of expected credit losses and the related allowance. These include real GDP, unemployment rates, central-bank interest rates, and house-price indices. The allowance is determined using three probability-weighted, forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to create unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using both internally and externally developed models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments; SE also develops a representative range of other alternative possible forecast scenarios. More specifically, the process involves the development of two additional economic scenarios to which relative probabilities are assigned. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the bank. The final baseline and alternative scenarios reflect significant review and oversight, and may incorporate some judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them. Qualitative adjustments or overlays may also be made as temporary adjustments using expert credit judgment in circumstances where, in the Bank’s view, the existing regulatory guidance, inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. The use of management overlays may require significant judgment that may impact the amount of allowance recognized.

Significant Increase in credit risk (SIR)

The assessment of SIR since origination of a financial asset considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking information. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disaster events impacting certain portfolios.

For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.

For Non-retail exposures the Bank uses an internal risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. The contractual cash flow characteristics of a financial instrument and the business model under which it is held determines such classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or fair value through other comprehensive income at inception.

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes such as multiple of the underlying earnings, pricing by third party providers, discount rates, volatilities and correlations. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an approved list of pricing sources

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that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by Executive Management and/or key risk committees.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs. The methodology for the calculation of valuation reserves are reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $175 million as at October 31, 2019, (2018 – $138 million), net of any write-offs. These valuation adjustments are due mainly to credit risk considerations and bid-offer spreads on derivative transactions.

As at October 31, 2019, a funding valuation adjustment (FVA) of $108 million pre-tax (2018 – $57 million) was recorded relating to uncollateralized derivative instruments.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,
•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or
•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 7. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T53  Fair value hierarchy of financial instruments carried at fair value

	Assets			Liabilities

Fair value hierarchy As at October 31, 2019	Trading assets (incl. precious metals)	Investment securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	69%	61%	2%	88%	1%
Level 2	31%	37%	98%	12%	99%
Level 3	–%	2%	–%	–%	–%
	100%	100%	100%	100%	100%

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and average earnings at retirement), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

The employee benefit expenses and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation. If the assumed discount rates were 1% lower, the benefit expense for 2019 would have been $117 million higher. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $1,268 million (2018 – $231 million) in its principal pension plans and a deficit of $1,264 million (2018 – $1,134 million) in its principal other benefit plans, which are typically unfunded, as at October 31, 2019, as disclosed in Note 28 to the consolidated financial statements.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income except for other long-term employee benefits where they are recognized in the Consolidated Statement of Income.

Note 28 contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of

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deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $286 million as at October 31, 2019 (2018 – $338 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounted to $40 million (2018 – $14 million). The amount related to unrecognized tax losses was $16 million, which will expire as follows: $4 million in 2020, $11 million in 2023, and $1 million with no expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Since 2016, the Bank has received reassessments totalling $575 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011-2013 taxation years. In October 2019, the Bank was reassessed for $223 million of tax and interest in respect of certain Canadian dividends received during the 2014 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigourously defend its position.

Note 27 of the 2019 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters into arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the Off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements, and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the Bank’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change.

Management is required to exercise judgement to determine if a change in control event has occurred.

During 2019, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 15 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing purposes reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, and operational risks, and leverage, consistent with the Bank’s capital attribution for business line performance measurement. An impairment loss is recognized if the

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carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2019, and no impairment was determined to exist. Additionally, there were no impairment indicators noted as of October 31, 2019.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology as at July 31, 2019, and no impairment was determined to exist. Additionally, there were no impairment indicators noted as of October 31, 2019.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the asset have expired, which occurs with repayment by the borrower or upon substantial modification of the asset terms. Assets are also derecognized when the Bank transfers the contractual rights to receive the cash flows from the financial asset, or has assumed an obligation to pay those cash flows to an independent third-party, and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Management has to apply judgement in determining whether a modification of the terms of the financial asset is considered to be substantial. For loans, this includes the nature of the modification and the extent of changes to terms including interest rate, authorized amount, term or type of underlying collateral.

Management also has to apply judgement in determining, based on specific facts and circumstances, whether the Bank has retained or transferred substantially all the risks and rewards of ownership of the financial asset. Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement.

The majority of assets transferred under repurchase agreements, securities lending agreements, securitizations of fully insured Canadian residential mortgages, and securitizations of personal lines of credit, credit cards and auto loans do not qualify for derecognition. The Bank continues to record the transferred assets on the Consolidated Statement of Financial Position as secured financings. Further information on derecognition of financial assets can be found in Note 14 of the consolidated financial statements.

Provisions

The Bank recognizes a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the measurement impact of the adoption of new standards issued by the IASB will have on its consolidated financial statements and also evaluating the alternative elections available on transition.

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Effective November 1, 2019

Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”), requiring a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will generally result in all operating leases being recorded on the Bank’s balance sheet as a right-of-use (“ROU”) asset with a corresponding lease liability. The Bank will also recognize amortization expense on the ROU asset in non-interest expenses and interest expense on the lease liability in interest expenses, in the statement of income. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The two main areas of judgment with regards to quantification of the ROU asset and lease liability are the determination of lease term and the discount rate.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease will be determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment will require a significant level of judgement as it is based on current expectations of future decisions.

The lease term will have an impact on the calculation of the ROU asset and the lease liability; the longer the lease term, the higher the ROU asset and the related lease liability. Changes in the economic environment may impact the Bank’s assessment of lease term, and any changes in the estimate of lease terms may have a material impact on the Bank’s ROU assets and lease liabilities.

Discount rate

At commencement date, the Bank will measure the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate. The Bank will consider a broad range of factors to determine the appropriate discount rate. These will include the Bank’s credit risk, term of the lease, the economic environment and geographical location in which the lease is entered into.

Elections and estimated impact

The Bank will apply IFRS 16 on a modified retrospective basis by adjusting the consolidated balance sheet as at November 1, 2019, the date of initial application, with no restatement of comparative periods. The Bank will elect certain transition elections that include:

•	Measure the ROU asset at the date of initial application as equal to lease liability with certain adjustments.

•	Not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months (short-term leases) or low value assets.

•	Not apply IFRS 16 to leases of intangible assets.

The adoption of IFRS 16 as at November 1, 2019 is expected to result in an increase to total assets of approximately $3.7 billion, substantially representing real estate leases and an increase in lease liabilities of approximately $3.7 billion. The Bank estimates that the adoption of IFRS 16 will also decrease its CET1 capital ratio by approximately 10 bps.

IFRIC 23 Uncertainty over income tax treatments

On June 7, 2017, the IASB issued IFRIC 23 which clarifies application of recognition and measurement requirements in IAS 12 income taxes when there is uncertainty over income tax treatments. The impact on the Bank’s consolidated financial statements is not material.

Employee Benefits

On February 7, 2018, the IASB issued narrow-scope amendments to pension accounting. The amendments relate to when a plan amendment, curtailment or settlement has occurred. In such instances, the Bank is required to use updated assumptions to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. For the Bank, the narrow scope amendments are to be applied prospectively to plan amendments, curtailments and settlements occurring after November 1, 2019.

Effective November 1, 2020

Definition of business

On October 22, 2018, the IASB issued a narrow-scope amendment to IFRS 3 Business Combination. The amendments will help companies determine whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments apply to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. Earlier adoption is permitted. The amendments will apply prospectively to new transactions.

Interest Rate Benchmark Reform

The IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 on September 26, 2019, to amend certain requirements for hedge accounting in order to support the provision of useful information by entities during the period of uncertainty arising from the phase out of interest rate benchmarks (e.g. interbank offered rates – IBORs). The amendments aim to provide relief for financial instruments qualifying for hedge accounting which are affected during the period of uncertainty leading up to contractual rate replacement. The amendments would no longer apply once uncertainties arising from IBOR reform are no longer present. The amendments require providing specific disclosure for the affected hedging relationships. The amendments are effective for the Bank from November 1, 2020. Early application is permitted. The Bank is currently assessing the impact and extent of disclosure requirements.

Effective November 1, 2021

Insurance contracts

On May 18, 2017, the IASB issued IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 Insurance Contracts and requires insurance contracts to be measured using current fulfillment cash flows and for revenue to be recognized as the service is provided over the coverage period. The standard is required to be adopted retrospectively, if this is impractical, the modified retrospective or fair value method may be used.

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The IASB issued an exposure draft on June 26, 2019 proposing some amendments to IFRS 17, including a proposal to defer the effective date, by one year, to annual periods on or after January 1, 2022. The Bank continues to monitor developments related to the standard and industry discussions on the application of the standard.

The project to implement IFRS 17 is a multi-year project consisting of technology upgrades and policy and process changes. The project structure and governance has been established along with a Project Management Office to assist the Executive Steering and Project Operations Committees. The committees are comprised of representatives from Global Finance, Global Insurance Actuarial Services, Information Technology and the Insurance Business Operation. The Bank has completed a preliminary gap analysis of the differences between IFRS 4 and IFRS 17, an initial contract scoping assessment and project plan. The Bank has determined that it will require new technology to manage the insurance business and prepare additional disclosures, for the separate insurance legal entity financial statements, under the new standard. During 2020 the Bank will continue to evaluate the impact to existing IT systems and processes and formulate the accounting policies under IFRS 17 in order to perform an initial quantification of the impact to the new standard.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized. The following provides a high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations.

United Kingdom and European Regulatory Reform

The UK gave formal notice of intention to withdraw from the EU on March 29, 2017. Negotiation of the terms of withdrawal are ongoing and the final date for the UK to leave the EU has been extended until January 31, 2020. Withdrawal may be earlier if the UK Parliament ratifies the agreement that has already been negotiated with the EU or if an amended agreement is negotiated and ratified by both the EU and the UK. Political agreement has been reached on a transition period, which would extend until at least December 31, 2020, providing additional time in which to ensure readiness, subject to the overall withdrawal agreement being concluded and ratified. If this occurs, then all EU legislation will continue to apply in the UK during such transition period.

There remains a possibility that the UK will leave the EU on or before January 31, 2020 without having a withdrawal agreement in place (a so-called “hard” Brexit).

The UK’s exit from the EU may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Regulatory Initiatives Impacting Financial Services in Canada

In April 2019, Parliament approved changes to the Canada Deposit Insurance Corporation Act that will strengthen and modernize deposit protection. The changes will occur in two phases on April 30, 2020 and April 30, 2021. Some of the changes include extending CDIC coverage to foreign currency deposits and deposits with terms greater than 5 years, eliminating coverage for travellers’ cheques and introducing new requirements for deposits held in trust.

On October 3, 2019, the Canadian Securities Administrators published reforms focused on advisor conduct, including enhanced standards for conflicts of interest, suitability, “Know Your Client” and “Know Your Product”. Investment Industry Regulatory Organization of Canada (IIROC) published its new “Plain Language” Rulebook in August 2019, which is intended to make the rules easier to understand as well as introducing a number of substantive changes. These changes will impact the Bank’s Wealth Management businesses and the Bank is developing new processes and working with its advisors to comply with the new Rulebook, which will go into force in June 2020, and the CSA reforms, which will go into force on December 31, 2019 with a staggered implementation of December 2020 and 2021.

In 2019, the Financial Consumer Agency of Canada (FCAC) released a new voluntary principles-based Code of Conduct for the delivery of banking services to seniors, defined as an individual in Canada who is 60 years of age or older and who is transacting for non-business purposes.

The Code is to be adopted on publication, with additional timelines starting in January 2020. The FCAC will monitor compliance with the Code. Industry consultation continues with the Canadian Bankers Association (CBA) and Department of Finance regarding the interpretation of the new Federal Consumer Protection Framework (Bill C-86). The new consumer protection framework and regulations are expected to be implemented by the fall of 2021, although no date has been formally set.

Basel Committee on Banking Supervision – Finalized Basel III reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018, OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit taking institutions in

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Management’s Discussion and Analysis

consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper were due to OSFI by October 19, 2018. The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In February 2018, the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

The Bank’s supplementary regulatory capital disclosures as at October 31, 2019 meet OSFI’s April 2017 disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee disclosure project are awaited.

In May 2018, OSFI issued its disclosure guidelines on Total Loss Absorbing Capacity (TLAC) Disclosure Requirements and Capital Disclosure Requirements (formerly the advisory entitled Public Capital Disclosure Requirements related to Basel III Pillar 3). Together, these guidelines are a key element of a TLAC regime designed to ensure Canada’s largest banks maintain a minimum capacity to absorb losses and enhance stability within the financial sector. These disclosure guidelines were effective for quarterly reporting commencing the first quarter of 2019.

Regulatory developments relating to liquidity

The Net Stable Funding Ratio (NSFR) is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR becomes a minimum standard in OSFI’s liquidity framework in January 2020 with public disclosure required by the first quarter of 2021.

Interest Rate Benchmark Reform

In July, 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. This decision follows regulatory efforts to reform LIBOR and other interbank offered rates, which have been under increased scrutiny due to thinning underlying markets. As the administrator of LIBOR, the FCA, and regulators in other jurisdictions, have urged users of LIBOR to transition away from LIBOR and other interbank offered rates in favour of alternative risk-free rates (RFRs). The UK, Europe, the United States, Japan and Switzerland, have all recommended alternatives to LIBOR, based on either secured or unsecured overnight funding markets.

Some of those alternative rates, such as the Sterling Overnight Index Average (SONIA), the alternative to GBP LIBOR, and the Swiss Average Rate Overnight (SARON), the alternative for CHF LIBOR, were already widely used in those jurisdictions; others, like the Secured Overnight Financing Rate (SOFR), the rate recommended as the alternative to USD LIBOR, was newly introduced in 2018. These rates are inherently different from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These rate differences add complexity to the transition from LIBOR and other IBORs to their overnight alternatives, and mean that in some markets, such as those based on new rates like SOFR, have been slower to develop. In Canada, the Canadian Overnight Repo Rate (CORRA) has been recommended as the alternative to the Canadian Dollar Offered Rate (CDOR) for both derivative and cash products. Already available in the market, CORRA is currently being enhanced and reformed by its administrator, the Bank of Canada.

The Bank has established an enterprise wide program, aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The program has been focused on identifying and quantifying our exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Bank is reviewing contracts that reference IBORs with consideration to those extending past 2021. In addition, the Bank is assessing technology to ensure that it is fit for purpose and the Bank is working on consistent messaging to clients. The Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provides for a smooth transition from the use of legacy rates and supports trading in alternative reference rates.

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase one addresses issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and phase two focuses on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB has finalized phase one and published the relief in September 2019, which will be effective for the Bank on November 1, 2020, with early application permitted. The IASB has started the discussions on phase two and the Bank is closely monitoring these developments to better assess the accounting implications.

Use of the Advance Measurement Approach for Operational Risk Capital

In July 2019, OSFI revised its capital requirements for operational risk in consideration of the final Basel III revisions published by the Basel Committee on Banking Supervision in December 2017. Effective Q1 2021, institutions will be required to use the revised Basel III Standardized Approach for operational risk.

In the interim, for fiscal year 2020, institutions currently approved for the Basel II Advanced Measurement Approach (AMA) for operational risk capital are to report using the existing Basel II Standardized Approach (TSA). As the Bank’s AMA requirements are floored at TSA requirements, the impact from the adoption of the interim 2020 requirement is not material to the Bank.

Regulatory Developments Relating to Interest Rate Risk

In May 2019, OSFI updated its guidelines on Interest Rate Risk in the Banking Book (IRRBB), a risk control framework to identify, assess and manage interest rate risk. The Bank will apply the updated guidelines starting in January 2020, consistent with OSFI’s requirement.

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Volcker Rule Amendments

The proposed Volcker rule amendments have now been approved by each of the five U.S. regulators responsible for this legislation (i.e. FDIC, OCC, Federal Reserve, CFTC & SEC). As anticipated, the final amendments will reduce the regulatory burden on certain financial institutions, including foreign banking organizations such as the Bank. The amendments take effect on January 1, 2020, with full compliance required by January 1, 2021.

Canadian Anti-Money Laundering (AML) Regulations

In July 2019, amendments to Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act regulations were released following extensive industry consultation. Amendments will take effect in a phased approach, with the majority coming into effect by June 2021. These changes aim to improve the effectiveness of Canada’s anti-money laundering and counter-terrorism financing regime, and to improve compliance with international standards. New regulations will require the Bank to implement changes to processes, technology and data, to satisfy Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) reporting requirements. The Bank is proactively working to implement the new regime with the aim to protect the Canadian financial system and our communities.

Related Party Transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T54  Compensation of the Bank key management personnel

For the year ended October 31 ($ millions)	2019	2018
Salaries and cash incentives(1)	$17	$18
Equity-based payment(2)	25	27
Pension and other benefits(1)	5	4
Total	$47	$49

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 – Share-based payments for further details of these plans.

T55  Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2019	2018
Loans	$14	$13
Deposits	$9	$6

The Bank’s committed credit exposure to companies controlled by directors totaled $18.9 million as at October 31, 2019 (October 31, 2018 – $132.4 million) while actual utilized accounts were $3.3 million (October 31, 2018 – $23.9 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T56  Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2019	2018
Net income / (loss)	$(68)	$(64)
Loans	327	702
Deposits	194	151
Guarantees and commitments	$16	$123

Scotiabank principal pension plan

The Bank manages assets of $4.1 billion (October 31, 2018 – $3.8 billion) which is a portion of the Scotiabank principal pension plan assets and earned $7.2 million (October 31, 2018 – $5.0 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in IFRS. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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Management’s Discussion and Analysis

Supplementary Data

Geographic Information

T57  Net income by geographic segment

	2019									2018(1)									2017(1)

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total
Net interest income	$7,630	$720	$1,684	$1,576	$1,613	$1,017	$2,143	$794	$17,177	$7,780	$691	$1,561	$1,378	$1,117	$839	$2,028	$797	$16,191	$7,382	$460	$1,380	$1,287	$817	$710	$2,065	$934	$15,035
Non-interest income	7,435	1,189	671	790	806	603	1,007	1,356	13,857	6,805	843	613	662	565	484	968	1,644	12,584	6,753	830	536	635	409	455	968	1,534	12,120
Provision for credit losses	981	(16)	335	523	436	362	352	54	3,027	802	(34)	239	351	498	511	211	33	2,611	906	(14)	193	329	145	337	215	138	2,249
Non-interest expenses	8,261	870	1,306	846	1,166	919	1,931	1,438	16,737	7,683	701	1,196	770	837	723	1,795	1,353	15,058	7,820	606	1,123	762	630	620	1,786	1,283	14,630
Income tax expense	952	267	121	248	185	106	319	274	2,472	1,310	220	76	235	51	39	175	276	2,382	882	147	125	225	77	71	226	280	2,033
Subtotal	4,871	788	593	749	632	233	548	384	8,798	4,790	647	663	684	296	50	815	779	8,724	4,527	551	475	606	374	137	806	767	8,243
Net income attributable to non-controlling interests in subsidiaries	18	–	14	(11)	179	107	101	–	408	–	–	17	12	28	16	102	1	176	–	–	12	11	53	60	102	–	238
Net income attributable to equity holders of the Bank	$4,853	$788	$579	$760	$453	$126	$447	$384	$8,390	$4,790	$647	$646	$672	$268	$34	$713	$778	$8,548	$4,527	$551	$463	$595	$321	$77	$704	$767	$8,005
Adjustments	74	–	–	50	73	78	286	–	561	52	–	–	4	172	63	3	4	298	26	–	–	4	17	4	5	4	60
Adjusted net income (loss) attributable to equity holders of the Bank	$4,927	$788	$579	$810	$526	$204	$733	$384	$8,951	$4,842	$647	$646	$676	$440	$97	$716	$782	$8,846	$4,553	$551	$463	$599	$338	$81	$709	$771	$8,065

(1)	Prior period amounts have been restated to conform with current period presentation.

T58  Loans and acceptances by geography (1)

		IFRS 9	IAS 39

As at October 31 ($ billions)	2019	2018	2017
Canada
Atlantic provinces	$22.1	$21.9	$22.7
Quebec	30.6	29.3	29.0
Ontario	203.0	185.7	173.6
Manitoba and Saskatchewan	17.9	17.3	17.1
Alberta	53.5	52.8	51.9
British Columbia	66.5	60.5	55.6
	393.6	367.5	349.9
U.S.	44.3	41.8	36.9
Mexico	31.9	27.5	24.2
Peru	21.7	20.1	18.4
Chile	45.6	43.8	22.8
Colombia	11.7	11.6	9.4
Other International
Latin America	10.2	8.8	6.6
Europe	9.1	9.4	10.0
Caribbean and Central America	30.2	31.1	31.4
Asia and Other	13.2	11.6	12.6
	62.7	60.9	60.6
	$611.5	$573.2	$522.2
Total allowance for loan losses	(5.1)	(5.1)	(4.3)
Total loans and acceptances net of allowance for loan losses	$606.4	$568.1	$517.9

(1)	The amounts for the years 2019 and 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

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Management’s Discussion and Analysis    |    Supplementary Data

T59  Gross impaired loans by geographic segment

As at October 31 ($ millions)	2019	2018	2017(1)
Canada	$1,133	$999	$1,049
U.S.	94	80	140
Mexico	485	359	303
Peru	642	581	704
Chile	844	753	565
Colombia	505	619	462
Other International	1,432	1,739	1,642
Total	$5,135	$5,130	$4,865

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, for periods prior to 2018.

T60  Provision against impaired financial instruments by geographic segment(1)

For the fiscal years ($ millions)	2019	2018	2017
Canada	$984	$785	$906
U.S.	(1)	(6)	(14)
Mexico	291	239	193
Peru	446	349	329
Chile	403	275	145
Colombia	422	358	337
Other International	354	355	353
Total	$2,899	$2,355	$2,249

(1)	The amounts for the years 2019 and 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

T61  Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other	2019 Total	2018 Total
Asia
China	$1,484	$2,291	$390	$909	$55	$55	$5,184	$4,714
India	1,595	212	–	–	–	5	1,812	1,672
Thailand	234	5	124	–	3,554	2	3,919	3,640
Singapore	1,892	72	68	–	–	17	2,049	1,248
Hong Kong	1,606	82	42	39	–	18	1,787	1,813
Japan	321	27	34	4,988	–	54	5,424	5,625
Others(2)	1,296	20	–	–	326	42	1,684	1,931
Total	$8,428	$2,709	$658	$5,936	$3,935	$193	$21,859	$20,643
Latin America
Chile	$3,857	$1,145	$2,383	$156	$5,110	$744	$13,395	$11,965
Mexico	3,998	315	–	610	4,512	261	9,696	7,533
Brazil	6,536	1,441	–	13	382	653	9,025	7,596
Peru	3,162	76	18	177	5,676	12	9,121	7,611
Colombia	1,227	195	–	1	1,526	4	2,953	3,050
Others(3)	127	10	–	11	522	–	670	677
Total	$18,907	$3,182	$2,401	$968	$17,728	$1,674	$44,860	$38,432
Caribbean and Central America
Panama	$4,534	$122	$65	$40	$278	$1	$5,040	$4,850
Costa Rica	1,930	77	–	–	1,120	15	3,142	2,971
Dominican Republic	1,206	11	123	–	402	11	1,753	1,182
Others(4)	2,034	149	2	–	1,593	1	3,779	4,051
Total	$9,704	$359	$190	$40	$3,393	$28	$13,714	$13,054
As at October 31, 2019	$37,039	$6,250	$3,249	$6,944	$25,056	$1,895	$80,433
As at October 31, 2018	$32,192	$5,691	$3,204	$5,865	$24,004	$1,173	$72,129

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes Indonesia, Macau, Malaysia, South Korea, and Taiwan.
(3)	Includes Venezuela and Uruguay.
(4)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, El Salvador, Jamaica, Trinidad & Tobago, and Turks & Caicos.

2019 Scotiabank Annual Report  |  117

Management’s Discussion and Analysis

Credit Risk

T62  Loans and acceptances by type of borrower(1)

As at October 31 ($ billions)	2019	2018	2017
Residential mortgages	$268.2	$253.4	$236.9
Personal loans	98.6	96.0	89.2
Credit cards	17.8	16.5	14.1
Personal	$384.6	$365.9	$340.2
Financial services
Non-bank	$28.8	$24.6	$20.5
Bank(2)	5.2	4.5	3.8
Wholesale and retail	27.6	25.1	21.1
Real estate and construction	32.4	29.2	24.6
Energy(3)	16.6	14.8	14.5
Transportation	9.5	9.3	8.2
Automotive	14.0	14.7	13.0
Agriculture	13.3	11.5	10.2
Hospitality and leisure	4.4	4.0	3.5
Mining	6.8	5.5	4.9
Metals	2.9	3.0	2.6
Utilities	10.8	9.7	8.1
Health care	6.1	5.4	5.6
Technology and media	13.4	12.3	9.6
Chemicals(3)	2.4	1.9	2.1
Food and beverage	8.5	7.9	6.3
Forest products	3.1	1.9	1.7
Other(4)	16.0	16.9	17.0
Sovereign(5)	5.1	5.1	4.7
Business and government	$226.9	$207.3	$182.0
	$611.5	$573.2	$522.2
Total allowance for loan losses	(5.1)	(5.1)	(4.3)
Total loans and acceptances net of allowance for loan losses	$606.4	$568.1	$517.9

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(2)	Deposit taking institutions and securities firms.
(3)	Prior periods have been restated to conform to the current presentation.
(4)	Other related to $1.1 in financing products, $2.8 in services and $3.4 in wealth management (2018 – $2.3, $2.6, and $2.7 respectively).
(5)	Includes central banks, regional and local governments, and supra-national agencies.

T63  Off-balance sheet credit instruments

As at October 31 ($ billions)	2019	2018	2017
Commitments to extend credit(1)	$211.9	$197.4	$185.7
Standby letters of credit and letters of guarantee	35.6	35.4	35.5
Securities lending, securities purchase commitments and other	52.2	53.7	42.0
Total	$299.7	$286.5	$263.2

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

118  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T64    Changes in net impaired loans(1)

For the fiscal years ($ millions)	2019	2018	2017
Gross impaired loans
Balance at beginning of year	$5,130	$5,070	$5,394
Net additions
New additions	4,213	3,871	4,297
Acquisition-related	18	233	–
Declassifications	(45)	(168)	(42)
Payments	(469)	(722)	(1,427)
Sales	(58)	(72)	(50)
	3,659	3,142	2,778
Write-offs
Residential mortgages	(99)	(219)	(170)
Personal loans	(1,818)	(1,441)	(1,478)
Credit cards	(1,325)	(1,104)	(1,024)
Business and government	(274)	(276)	(501)
	(3,516)	(3,040)	(3,173)
Foreign exchange and other	(138)	(42)	(134)
Balance at end of year	$5,135	$5,130	$4,865
Allowance for credit losses on financial instruments(2)
Balance at beginning of year	$1,677	$1,756	$2,948
Provision for credit losses	2,899	2,355	2,249
Write-offs	(3,516)	(3,040)	(3,173)
Recoveries
Residential mortgages	26	96	70
Personal loans	285	275	252
Credit cards	218	250	303
Business and government	45	68	55
	574	689	680
Foreign exchange and other	(39)	(83)	(82)
Balance at end of year	$1,595	$1,677	$2,622
Net impaired loans
Balance at beginning of year	$3,453	$3,314	$2,446
Net change in gross impaired loans	5	60	(529)
Net change in allowance for credit losses on impaired financial instruments	82	79	326
Balance at end of year	$3,540	$3,453	$2,243

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, prior to 2018.
(2)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.

T65  Provision for credit losses(1)

For the fiscal years ($ millions)	2019	2018
New provisions	$3,599	$3,267
Reversals	(126)	(223)
Recoveries	(574)	(689)
Provision for credit losses on impaired financial instruments (Stage 3)	2,899	2,355
Provision for credit losses – performing (Stage 1 and 2)	128	256
Total Provision for credit losses	$3,027	$2,611

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.

For the fiscal years ($ millions)	2017
New provisions	$3,057
Reversals	(128)
Recoveries	(680)
Net provisions for credit losses on impaired loans	2,249
Collective provision (reversals) on performing loans	–
Total Provision for credit losses	$2,249

2019 Scotiabank Annual Report  |  119

Management’s Discussion and Analysis

T66  Provision for credit losses against impaired financial instruments by type of borrower

For the fiscal years ($ millions)	2019	2018	2017
Residential mortgages	$59	$91	$61
Personal loans	1,480	1,198	1,152
Credit cards	1,078	833	734
Personal	2,617	2,122	1,947
Financial services
Non-bank	–	1	10
Bank	–	–	1
Wholesale and retail	85	92	63
Real estate and construction	48	48	62
Energy	–	(33)	(8)
Transportation	8	8	20
Automotive	13	9	8
Agriculture	20	15	14
Hospitality and leisure	–	(5)	14
Mining	1	(1)	2
Metals	7	(7)	46
Utilities	14	20	12
Health care	24	12	7
Technology and media	16	7	(1)
Chemicals	–	1	(1)
Food and beverage	25	17	18
Forest products	5	5	3
Other	19	(6)	31
Sovereign	(3)	50	1
Business and government	282	233	302
Provision for credit losses on impaired financial instruments	$2,899	$2,355	$2,249

T67  Impaired loans by type of borrower

	2019			2018

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,830	$325	$1,505	$1,797	$360	$1,437
Personal loans	1,094	591	503	1,069	644	425
Credit cards	–	–	–	–	–	–
Personal	$2,924	$916	$2,008	$2,866	$1,004	$1,862
Financial services
Non-bank	42	11	31	19	13	6
Bank	2	2	–	2	2	–
Wholesale and retail	370	182	188	390	168	222
Real estate and construction	344	84	260	469	112	357
Energy	155	13	142	135	30	105
Transportation	150	45	105	233	60	173
Automotive	49	25	24	50	16	34
Agriculture	250	69	181	150	50	100
Hospitality and leisure	2	1	1	37	1	36
Mining	39	7	32	25	5	20
Metals	56	28	28	48	17	31
Utilities	35	21	14	51	22	29
Health care	92	22	70	76	19	57
Technology and media	33	11	22	21	5	16
Chemicals	14	5	9	10	3	7
Food and beverage	154	63	91	99	50	49
Forest products	47	11	36	27	7	20
Other	137	75	62	159	78	81
Sovereign	240	4	236	263	15	248
Business and government	$2,211	$679	$1,532	$2,264	$673	$1,591
Total	$5,135	$1,595	$3,540	$5,130	$1,677	$3,453

120  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T68  Total credit risk exposures by geography(1)(2)

	2019					2018

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$112,412	$45,419	$33,232	$358,170	$549,233	$521,803
U.S.	95,268	37,529	43,239	–	176,036	178,139
Chile	23,476	1,309	4,077	24,659	53,521	53,152
Mexico	21,392	1,189	2,871	12,517	37,969	33,294
Peru	19,246	745	3,139	9,824	32,954	28,495
Colombia	5,382	397	637	7,257	13,673	13,649
Other International
Europe	23,050	6,656	16,179	–	45,885	42,613
Caribbean and Central America	17,841	1,849	1,476	17,470	38,636	38,302
Latin America (other)	10,478	999	239	686	12,402	11,368
Other	23,699	4,069	5,403	44	33,215	28,419
Total	$352,244	$100,161	$110,492	$430,627	$993,524	$949,234
As at October 31, 2018	$341,493	$92,303	$105,232	$410,206	$949,234

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T69  AIRB credit risk exposures by maturity(1)(2)

	2019				2018

Residual maturity as at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$144,421	$30,058	$65,738	$240,217	$235,630
One to 5 years	122,302	63,091	27,516	212,909	208,800
Over 5 years	23,960	3,142	7,205	34,307	17,618
Total non-retail	$290,683	$96,291	$100,459	$487,433	$462,048
Retail
Less than 1 year	$40,732	$21,004	$–	$61,736	$50,941
One to 5 years	192,344	–	–	192,344	188,922
Over 5 years	15,488	–	–	15,488	15,259
Revolving credits(4)	39,084	29,839	–	68,923	68,467
Total retail	$287,648	$50,843	$–	$338,491	$323,589
Total	$578,331	$147,134	$100,459	$825,924	$785,637
As at October 31, 2018	$549,472	$134,884	$101,281	$785,637

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes equity securities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

2019 Scotiabank Annual Report  |  121

Management’s Discussion and Analysis

T70    Total credit risk exposures and risk-weighted assets

	2019						2018

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)
Non-retail
Corporate
Drawn	$172,597	$83,506	$52,814	$50,219	$225,411	$133,725	$204,018	$127,647
Undrawn	93,026	33,655	3,684	3,644	96,710	37,299	89,198	36,376
Other(4)	46,766	10,868	3,495	3,419	50,261	14,287	46,941	14,020
	312,389	128,029	59,993	57,282	372,382	185,311	340,157	178,043
Bank
Drawn	19,788	3,782	1,998	1,529	21,786	5,311	25,888	6,363
Undrawn	2,451	404	156	155	2,607	559	2,306	446
Other(4)	9,787	1,153	57	57	9,844	1,210	9,989	1,192
	32,026	5,339	2,211	1,741	34,237	7,080	38,183	8,001
Sovereign
Drawn	98,298	3,659	6,749	840	105,047	4,499	111,587	4,948
Undrawn	814	93	30	29	844	122	799	111
Other(4)	2,990	65	2	–	2,992	65	1,812	96
	102,102	3,817	6,781	869	108,883	4,686	114,198	5,155
Total Non-retail
Drawn	290,683	90,947	61,561	52,588	352,244	143,535	341,493	138,958
Undrawn	96,291	34,152	3,870	3,828	100,161	37,980	92,303	36,933
Other(4)	59,543	12,086	3,554	3,476	63,097	15,562	58,742	15,308
	$446,517	$137,185	$68,985	$59,892	$515,502	$197,077	$492,538	$191,199
Retail
Retail residential mortgages
Drawn	$217,673	$20,756	$47,427	$19,727	$265,100	$40,483	$250,461	$35,851
	217,673	20,756	47,427	19,727	265,100	40,483	250,461	35,851
Secured lines of credit
Drawn	21,130	3,846	–	–	21,130	3,846	21,047	3,639
Undrawn	18,524	1,102	–	–	18,524	1,102	17,864	1,081
	39,654	4,948	–	–	39,654	4,948	38,911	4,720
Qualifying retail revolving exposures
Drawn	16,046	9,198	–	–	16,046	9,198	17,337	9,993
Undrawn	29,839	3,806	–	–	29,839	3,806	28,550	3,470
	45,885	13,004	–	–	45,885	13,004	45,887	13,463
Other retail
Drawn	32,799	16,131	44,709	33,196	77,508	49,327	73,276	45,702
Undrawn	2,480	776	–	–	2,480	776	1,671	476
	35,279	16,907	44,709	33,196	79,988	50,103	74,947	46,178
Total retail
Drawn	287,648	49,931	92,136	52,923	379,784	102,854	362,121	95,185
Undrawn	50,843	5,684	–	–	50,843	5,684	48,085	5,027
	$338,491	$55,615	$92,136	$52,923	$430,627	$108,538	$410,206	$100,212
Securitization exposures	18,098	183	5,207	1,784	23,305	1,967	23,346	2,287
Trading derivatives	22,818	6,790	1,272	1,250	24,090	8,040	23,144	7,895
CVA derivatives	–	6,537	–	–	–	6,537	–	4,616
Subtotal	$825,924	$206,310	$167,600	$115,849	$993,524	$322,159	$949,234	$306,209
Equities	2,279	2,136	–	–	2,279	2,136	1,754	1,619
Other assets(5)	–	–	61,320	29,033	61,320	29,033	60,124	28,258
Total credit risk, before scaling factor	$828,203	$208,446	$228,920	$144,882	$1,057,123	$353,328	$1,011,112	$336,086
Add-on for 6% scaling factor(6)	–	12,103	–	–	–	12,103	–	11,010
Total credit risk	$828,203	$220,549	$228,920	$144,882	$1,057,123	$365,431	$1,011,112	$347,096

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)

In accordance with OSFI’s requirements, effective 2019, CVA risk-weighted assets have been fully phased-in. In the prior year, scalars for CVA risk-weighted assets of 0.80, 0.83 and 0.86 were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	Exposures at Default for Other Assets include amounts related to central counterparties effective Q4 2019.
(6)	Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal Ratings-Based credit risk portfolios.

122  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Revenues and Expenses

T71  Volume/rate analysis of change in net interest income

	Increase (decrease) due to change in: 2019 versus 2018			Increase (decrease) due to change in: 2018 versus 2017

($ millions)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Net interest income
Total earning assets	$2,938	$1,779	$4,717	$1,645	$2,495	$4,140
Total interest-bearing liabilities	1,209	2,521	3,730	408	2,576	2,984
Change in net interest income	$1,729	$(742)	$987	$1,237	$(81)	$1,156
Assets

Deposits with banks	$(73)	$142	$69	$10	$327	$337
Trading assets	25	96	121	(7)	34	27
Securities purchased under resale agreements	126	(70)	56	(8)	171	163
Investment securities	155	191	346	85	256	341
Loans:
Residential mortgages	586	510	1,096	513	411	924
Personal loans	373	420	793	281	432	713
Credit cards	443	55	498	300	(42)	258
Business and government	1,303	435	1,738	471	906	1,377
Total loans	2,705	1,420	4,125	1,565	1,707	3,272
Total earning assets	$2,938	$1,779	$4,717	$1,645	$2,495	$4,140

Liabilities

Deposits:
Personal	$255	$249	$504	$131	$471	$602
Business and government	821	1,722	2,543	316	1,517	1,833
Banks	(36)	316	280	1	230	231
Total deposits	1,040	2,287	3,327	448	2,218	2,666
Obligations related to securities sold under repurchase agreements	47	41	88	(13)	43	30
Subordinated debentures	66	15	81	(43)	30	(13)
Other interest-bearing liabilities	56	178	234	16	285	301
Total interest-bearing liabilities	$1,209	$2,521	$3,730	$408	$2,576	$2,984

T72  Provision for income taxes

For the fiscal years ($ millions)	2019	2018	2017	2019 versus 2018
Income taxes
Income tax expense	$2,472	$2,382	$2,033	4%

Other taxes
Payroll taxes	439	390	380	13
Business and capital taxes	515	464	423	11
Harmonized sales tax and other	386	437	412	(12)
Total other taxes	1,340	1,291	1,215	4
Total income and other taxes(1)	$3,812	$3,673	$3,248	4%
Net income before income taxes	$11,270	$11,106	$10,276	1%
Effective income tax rate (%)	21.9	21.5	19.8	0.4
Total tax rate (%)(2)	30.2	29.6	28.3	0.6

(1)	Comprising $1,998 of Canadian taxes (2018 – $2,218; 2017 – $1,758) and $1,814 of foreign taxes (2018 – $1,455; 2017 – $1,490).
(2)	Total income and other taxes as a percentage of net income before income and other taxes.

2019 Scotiabank Annual Report  |  123

Management’s Discussion and Analysis

T73  Assets under administration and management

($ billions)	2019	2018	2017
Assets under administration
Personal
Retail brokerage	$153.6	$146.5	$151.7
Investment management and trust	121.6	113.9	107.0
	275.2	260.4	258.7
Mutual funds	205.3	187.5	148.3
Institutional(1)	77.9	69.7	63.2
Total	$558.4	$517.6	$470.2

Assets under management
Personal	$57.7	$54.7	$51.8
Mutual funds	188.6	173.0	134.0
Institutional	55.3	52.9	20.9
Total	$301.6	$280.6	$206.7

(1)	Prior period amounts have been restated to conform with current period presentation.

T74  Changes in assets under administration and management

As at October 31 ($ billions)	2019	2018	2017
Assets under administration
Balance at beginning of year	$517.6	$470.2	$472.8
Net inflows (outflows)(1)	6.9	53.1	(33.6)
Impact of market changes, including foreign currency translation	33.9	(5.7)	31.0
Balance at end of year(2)	$558.4	$517.6	$470.2

(1)	Includes impact of business acquisitions/dispositions of $(3.1) (2018 – $49.2; 2017 – $(33.5)).
(2)	Prior period amounts have been restated to conform with current period presentation.

As at October 31 ($ billions)	2019	2018	2017
Assets under management
Balance at beginning of year	$280.6	$206.7	$192.7
Net inflows (outflows)(1)	13.8	72.8	3.6
Impact of market changes, including foreign currency translation	7.2	1.1	10.4
Balance at end of year(2)	$301.6	$280.6	$206.7

(1)	Includes impact of business acquisitions/dispositions of nil (2018 – $76.0; 2017 – $(4.3)).
(2)	Prior period amounts have been restated to conform with current period presentation.

T75  Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2019	2018	2017
Audit services	$32.6	$28.7	$28.5
Audit-related services	1.3	1.0	0.8
Tax services outside of the audit scope	–	–	–
Other non-audit services	0.5	0.4	0.4
Total	$34.4	$30.1	$29.7

124  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Selected Quarterly Information

T76  Selected quarterly information

	2019				2018

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4		Q3		Q2	Q1
Operating results ($ millions)
Net interest income	4,336	4,374	4,193	4,274	4,220		4,085		3,950	3,936
Non-interest income	3,632	3,285	3,610	3,330	3,228		3,096		3,108	3,152
Total revenue	7,968	7,659	7,803	7,604	7,448		7,181		7,058	7,088
Provision for credit losses	753	713	873	688	590		943		534	544
Non-interest expenses	4,311	4,209	4,046	4,171	4,064		3,770		3,726	3,498
Income tax expense	596	753	625	498	523		529		621	709
Net income	2,308	1,984	2,259	2,247	2,271		1,939		2,177	2,337
Net income attributable to common shareholders	2,137	1,839	2,125	2,107	2,114		1,956		2,042	2,249
Operating performance
Basic earnings per share ($)	1.76	1.51	1.74	1.72	1.72		1.60		1.70	1.88
Diluted earnings per share ($)	1.73	1.50	1.73	1.71	1.71		1.55		1.70	1.86
Return on equity (%)	13.3	11.5	13.8	13.5	13.8		13.1		14.9	16.2
Productivity ratio (%)	54.1	55.0	51.8	54.9	54.6		52.5		52.8	49.3
Core banking margin (%)(1)	2.40	2.45	2.45	2.45	2.47		2.46		2.47	2.46
Financial position information ($ billions)
Cash and deposits with financial institutions	46.7	45.3	50.1	52.9	62.3		51.9		61.8	57.4
Trading assets	127.5	131.1	117.1	107.0	100.3		92.9		99.7	105.7
Loans	592.5	589.2	583.8	566.1	551.8		548.6		517.9	503.2
Total assets	1,086.2	1,066.7	1,058.2	1,034.3	998.5		946.7		926.3	923.2
Deposits	733.4	722.3	712.3	690.9	676.5		654.2		640.6	635.8
Common equity	63.6	63.5	63.6	62.5	61.0		60.8		57.3	55.1
Preferred shares and other equity instruments	3.9	3.9	3.9	3.9	4.2		4.2		4.2	4.6
Assets under administration	558.4	547.9	549.8	521.9	517.6	(2)	484.7	(2)	471.8	470.9
Assets under management	301.6	297.1	297.2	281.5	280.6	(2)	253.3	(2)	213.1	210.8
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.2	11.1	11.1	11.1		11.4		12.0	11.2
Tier 1 capital ratio (%)	12.2	12.3	12.5	12.5	12.5		12.8		13.5	12.7
Total capital ratio (%)	14.2	14.8	14.7	14.6	14.3		14.5		15.3	14.6
Leverage ratio (%)	4.2	4.2	4.3	4.4	4.5		4.9		4.8	4.6
CET1 risk-weighted assets ($ billions)(3)	421.2	417.1	415.2	408.6	400.5		411.4		375.9	382.2
Liquidity coverage ratio (LCR) (%)	125	123	125	128	124		125		127	128
Credit quality
Net impaired loans ($ millions)	3,540	3,559	3,695	3,607	3,453		3,707		3,381	3,288
Allowance for credit losses ($ millions)(4)	5,145	5,273	5,376	5,199	5,154		5,418		5,017	4,923
Net impaired loans as a % of loans and acceptances	0.58	0.58	0.61	0.61	0.60		0.65		0.63	0.63
Provision for credit losses as a % of average net loans and acceptances (annualized)(5)	0.50	0.48	0.61	0.47	0.39		0.69		0.42	0.42
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(5)	0.49	0.52	0.49	0.47	0.42		0.41		0.46	0.43
Net write-offs as a % of average net loans and acceptances (annualized)	0.49	0.50	0.50	0.50	0.45		0.39		0.45	0.46
Adjusted results(1)
Adjusted net income ($ millions)	2,400	2,455	2,263	2,291	2,345		2,259		2,190	2,350
Adjusted diluted earnings per share ($)	1.82	1.88	1.70	1.75	1.77		1.76		1.71	1.87
Adjusted return on equity (%)	13.8	14.3	13.6	13.7	14.1		14.5		15.0	16.3
Adjusted productivity ratio (%)	52.7	51.7	52.3	54.1	53.2		51.8		52.5	49.1
Adjusted provision for credit losses as a % of average net loans and acceptances(5)	0.50	0.48	0.51	0.47	0.39		0.40		0.42	0.42
Common share information
Closing share price ($) (TSX)	75.54	70.46	73.78	74.80	70.65		77.09		78.92	81.72
Shares outstanding (millions)
Average – Basic	1,218	1,221	1,224	1,226	1,230		1,223		1,198	1,199
Average – Diluted	1,260	1,251	1,252	1,255	1,246		1,240		1,203	1,215
End of period	1,216	1,220	1,222	1,226	1,227		1,232		1,199	1,198
Dividends paid per share ($)	0.90	0.87	0.87	0.85	0.85		0.82		0.82	0.79
Dividend yield (%)(6)	5.0	4.9	4.8	4.8	4.6		4.2		4.2	3.8
Market capitalization ($ billions) (TSX)	91.9	86.0	90.2	91.7	86.7		95.0		94.6	97.9
Book value per common share ($)	52.33	52.06	52.01	51.01	49.75		49.32		47.77	45.98
Market value to book value multiple	1.4	1.4	1.4	1.5	1.4		1.6		1.7	1.8
Price to earnings multiple (trailing 4 quarters)	11.2	10.5	10.9	11.1	10.2		11.3		11.4	11.9

(1)	Refer to page 15 for a discussion of non-GAAP measures.
(2)	Amounts have been restated to conform with current period presentation.
(3)

In accordance with OSFI’s requirements, effective January 31, 2019, credit valuation adjustment (CVA) risk-weighted assets (RWA) have been fully phased-in. In the prior year, CVA RWA were calculated using scalars of 0.80, 0.83 and 0.86 to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(4)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(5)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(6)	Based on the average of the high and low common share price for the period.

2019 Scotiabank Annual Report  |  125

Management’s Discussion and Analysis

Eleven-Year Statistical Review

T77  Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2019(1)	2018(1)	2017	2016	2015	2014	2013	2012	2011
Assets
Cash and deposits with financial institutions	$46,720	$62,269	$59,663	$46,344	$73,927	$56,730	$53,338	$47,337	$38,723
Precious metals	3,709	3,191	5,717	8,442	10,550	7,286	8,880	12,387	9,249
Trading assets
Securities	112,664	85,474	78,652	87,287	78,380	95,363	84,196	74,639	62,192
Loans	13,829	14,334	17,312	19,421	18,341	14,508	11,225	12,857	13,607
Other	995	454	2,500	1,853	2,419	3,377	1,068	100	–
	127,488	100,262	98,464	108,561	99,140	113,248	96,489	87,596	75,799
Financial instruments designated at fair value through profit or loss	–	12	13	221	320	111	106	197	375
Securities purchased under resale agreements and securities borrowed	131,178	104,018	95,319	92,129	87,312	93,866	82,533	66,189	47,181
Derivative financial instruments	38,119	37,558	35,364	41,657	41,003	33,439	24,503	30,338	37,322
Investment securities	82,359	78,396	69,269	72,919	43,216	38,662	34,319	33,376	30,176
Loans
Residential mortgages	268,169	253,357	236,916	222,888	217,498	212,648	209,865	175,630	161,685
Personal loans	98,631	96,019	89,227	86,110	–	–	–	–	–
Credit cards	17,788	16,485	14,104	13,392	–	–	–	–	–
Personal and credit cards	–	–	–	–	91,477	84,204	76,008	68,277	63,317
Business and government	212,972	191,038	168,449	162,400	153,850	131,098	119,615	111,648	96,743
	597,560	556,899	508,696	484,790	462,825	427,950	405,488	355,555	321,745
Allowance for credit losses	5,077	5,065	4,327	4,626	4,197	3,641	3,273	2,977	2,689
	592,483	551,834	504,369	480,164	458,628	424,309	402,215	352,578	319,056
Other
Customers’ liability under acceptances, net of allowance	13,896	16,329	13,560	11,978	10,296	9,876	10,556	8,932	8,172
Property and equipment	2,669	2,684	2,381	2,520	2,286	2,272	2,214	2,218	2,504
Investments in associates	5,614	4,850	4,586	4,299	4,033	3,461	5,326	4,791	4,434
Goodwill and other intangible assets	17,465	17,719	12,106	12,141	11,449	10,884	10,704	8,692	7,639
Deferred tax assets	1,570	1,938	1,713	2,021	2,034	1,763	1,938	2,273	2,214
Other assets	22,891	17,433	12,749	12,870	12,303	9,759	10,523	11,321	11,579
	64,105	60,953	47,095	45,829	42,401	38,015	41,261	38,227	36,542
	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666	$743,644	$668,225	$594,423
Liabilities
Deposits
Personal	$224,800	$214,545	$200,030	$199,302	$190,044	$175,163	$171,048	$138,051	$133,025
Business and government	461,851	422,002	384,988	372,303	375,144	342,367	313,820	293,460	262,833
Financial institutions	46,739	39,987	40,349	40,272	35,731	36,487	33,019	34,178	25,376
	733,390	676,534	625,367	611,877	600,919	554,017	517,887	465,689	421,234
Financial instruments designated at fair value through profit or loss	12,235	8,188	4,663	1,459	1,486	465	174	157	101
Other
Acceptances	13,901	16,338	13,560	11,978	10,296	9,876	10,556	8,932	8,172
Obligations related to securities sold short	30,404	32,087	30,766	23,312	20,212	27,050	24,977	18,622	15,450
Derivative financial instruments	40,222	37,967	34,200	42,387	45,270	36,438	29,267	35,323	40,236
Obligations related to securities sold under repurchase agreements and securities lent	124,083	101,257	95,843	97,083	77,015	88,953	77,508	56,968	38,216
Subordinated debentures	7,252	5,698	5,935	7,633	6,182	4,871	5,841	10,143	6,923
Capital instruments	–	–	–	–	–	–	–	–	2,003
Other liabilities	54,482	52,744	43,314	42,716	41,638	34,785	32,047	32,726	29,848
	270,344	246,091	223,618	225,109	200,613	201,973	180,196	162,714	140,848
	1,015,969	930,813	853,648	838,445	803,018	756,455	698,257	628,560	562,183
Equity
Common equity
Common shares	18,264	18,234	15,644	15,513	15,141	15,231	14,516	13,139	8,336
Retained earnings	44,439	41,414	38,117	34,752	31,316	28,609	25,068	21,775	18,421
Accumulated other comprehensive income (loss)	570	992	1,577	2,240	2,455	949	388	(745)	(497)
Other reserves	365	404	116	152	173	176	193	166	96
Total common equity	63,638	61,044	55,454	52,657	49,085	44,965	40,165	34,335	26,356
Preferred shares and other equity instruments	3,884	4,184	4,579	3,594	2,934	2,934	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	67,522	65,228	60,033	56,251	52,019	47,899	44,249	38,719	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	2,670	2,452	1,592	1,570	1,460	1,312	1,138	946	626
Capital instrument equity holders	–	–	–	–	–	–	–	–	874
Total equity	70,192	67,680	61,625	57,821	53,479	49,211	45,387	39,665	32,240
	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666	$743,644	$668,225	$594,423

(1)	The amounts for the year ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

126  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T78  Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2019	2018	2017	2016	2015	2014	2013	2012	2011
Revenue
Interest income(1)
Loans	$29,116	$24,991	$21,719	$20,419	$18,912	$18,176	$17,359	$15,606	$14,373
Securities	2,238	1,771	1,403	1,237	922	921	1,000	1,045	986
Securities purchased under resale agreements and securities borrowed	502	446	283	158	161	180	190	221	221
Deposits with financial institutions	928	859	522	394	292	263	279	287	275
	32,784	28,067	23,927	22,208	20,287	19,540	18,828	17,159	15,855
Interest expense
Deposits	13,871	10,544	7,878	6,793	6,070	6,173	6,397	6,117	5,589
Subordinated debentures	294	214	226	232	187	204	339	381	369
Capital instruments	–	–	–	–	–	–	–	–	138
Other	1,442	1,118	788	891	938	858	742	691	745
	15,607	11,876	8,892	7,916	7,195	7,235	7,478	7,189	6,841
Net interest income	17,177	16,191	15,035	14,292	13,092	12,305	11,350	9,970	9,014
Non-interest income(1)(2)	13,857	12,584	12,120	12,058	10,957	11,299	9,949	9,676	8,296
Total revenue	31,034	28,775	27,155	26,350	24,049	23,604	21,299	19,646	17,310
Provision for credit losses(1)	3,027	2,611	2,249	2,412	1,942	1,703	1,288	1,252	1,076
Non-interest expenses(2)	16,737	15,058	14,630	14,540	13,041	12,601	11,664	10,436	9,481
Income before taxes	11,270	11,106	10,276	9,398	9,066	9,300	8,347	7,958	6,753
Income tax expense	2,472	2,382	2,033	2,030	1,853	2,002	1,737	1,568	1,423
Net income	$8,798	$8,724	$8,243	$7,368	$7,213	$7,298	$6,610	$6,390	$5,330
Net income attributable to non-controlling interests	$408	$176	$238	$251	$199	$227	$231	$196	$149
Non-controlling interests in subsidiaries	408	176	238	251	199	227	231	196	91
Capital instrument equity holders	–	–	–	–	–	–	–	–	58
Net income attributable to equity holders of the Bank	$8,390	$8,548	$8,005	$7,117	$7,014	$7,071	$6,379	$6,194	$5,181
Preferred shareholders and other equity instrument holders	182	187	129	130	117	155	217	220	216
Common shareholders	$8,208	$8,361	$7,876	$6,987	$6,897	$6,916	$6,162	$5,974	$4,965
Earnings per common share (in dollars)
Basic	$6.72	$6.90	$6.55	$5.80	$5.70	$5.69	$5.15	$5.27	$4.63
Diluted	$6.68	$6.82	$6.49	$5.77	$5.67	$5.66	$5.11	$5.18	$4.53
Dividends per common share (in dollars)	$3.49	$3.28	$3.05	$2.88	$2.72	$2.56	$2.39	$2.19	$2.05

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(2)

The amounts for the year ended October 31, 2019 have been prepared in accordance with IFRS 15; prior year amounts have not been restated (refer to Notes 3 and 4 in the consolidated financial statements).

2019 Scotiabank Annual Report  |  127

Management’s Discussion and Analysis

T77A  Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments	31,990	28,806
Other liabilities	28,947	24,682
	130,358	114,327
Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

128  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T78A  Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expense
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	$100	$114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions)
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars)(1)
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	The calculation of earnings per share is based on full dollar and share amounts.

2019 Scotiabank Annual Report  |  129

Management’s Discussion and Analysis

T79  Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2019		2018	2017	2016	2015		2014	2013	2012
Common shares
Balance at beginning of year	$18,234		$15,644	$15,513	$15,141	$15,231		$14,516	$13,139	$8,336
Issued	255		2,708	313	391	104		771	1,377	4,803
Purchased for cancellation	(225)		(118)	(182)	(19)	(194)		(56)	–	–
Balance at end of year	$18,264		$18,234	$15,644	$15,513	$15,141		$15,231	$14,516	$13,139
Retained earnings
Balance at beginning of year	41,414		38,117	34,752	31,316	28,609		25,315	21,978	18,421
IFRS adjustment	(58	)(1)	(564)	–	–	–		(247)	(203)	(144)
Restated balances	41,356		37,553	34,752	31,316	28,609		25,068	21,775	18,277
Net income attributable to common shareholders of the Bank(2)	8,208		8,361	7,876	6,987	6,897		6,916	6,162	5,974
Dividends: Preferred(3)	–		–	–	–	–		–	–	–
Common	(4,260)		(3,985)	(3,668)	(3,468)	(3,289)		(3,110)	(2,858)	(2,493)
Purchase of shares for cancellation and premium on redemption	(850)		(514)	(827)	(61)	(761)		(264)	–	–
Other	(15)		(1)	(16)	(22)	(140	)(4)	(1)	(11)	17
Balance at end of year	$44,439		$41,414	$38,117	$34,752	$31,316		$28,609	$25,068	$21,775
Accumulated other comprehensive income (loss)
Balance at beginning of year	992		1,577	2,240	2,455	949		545	(31)	(497)
IFRS adjustment	–		51	–	–	–		(157)	(714)	32
Restated balances	992		1,628	2,240	2,455	949		388	(745)	(465)
Cumulative effect of adopting new accounting policies	–		–	–	–	(5	)(5)	–	–	–
Other comprehensive income (loss)	(422)		(693)	(663)	(215)	1,511		561	1,133	(280)
Other	–		57	–	–	–		–	–	–
Balance at end of year	$570		$992	$1,577	$2,240	$2,455		$949	$388	$(745)
Other reserves(7)
Balance at beginning of year	404		116	152	173	176		193	166	96
Share-based payments(8)	7		6	8	7	14		30	36	38
Other	(46)		282	(44)	(28)	(17)		(47)	(9)	32
Balance at end of year	$365		$404	$116	$152	$173		$176	$193	$166
Total common equity	$63,638		$61,044	$55,454	$52,657	$49,085		$44,965	$40,165	$34,335
Preferred shares and other equity instruments
Balance at beginning of year	4,184		4,579	3,594	2,934	2,934		4,084	4,384	4,384
Net income attributable to preferred shareholders and other equity instrument holders of the Bank(2)	182		187	129	130	117		155	217	220
Preferred and other equity instrument dividends(3)	(182)		(187)	(129)	(130)	(117)		(155)	(217)	(220)
Issued	–		300	1,560	1,350	–		–	–	–
Redeemed	(300)		(695)	(575)	(690)	–		(1,150)	(300)	–
Balance at end of year	$3,884		$4,184	$4,579	$3,594	$2,934		$2,934	$4,084	$4,384
Non-controlling interests
Balance at beginning of year	2,452		1,592	1,570	1,460	1,312		1,155	1,743	1,500
IFRS adjustment	–		(97)	–	–	–		(17)	(797)	(891)
Restated balances	2,452		1,495	1,570	1,460	1,312		1,138	946	609
Net income attributable to non-controlling interests	408		176	238	251	199		227	231	196
Distributions to non-controlling interests	(150)		(199)	(133)	(116)	(86)		(76)	(80)	(44)
Effect of foreign exchange and others	(40)		980	(83)	(25)	35		23	41	185
Balance at end of year	$2,670		$2,452	$1,592	$1,570	$1,460		$1,312	$1,138	$946
Total equity at end of year	$70,192		$67,680	$61,625	$57,821	$53,479		$49,211	$45,387	$39,665

(1)	Refer to Note 4 in the consolidated financial statements.
(2)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(3)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(4)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(5)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(7)	Under CGAAP, amounts represent Contributed Surplus.
(8)	Represents amounts on account of share-based payments (refer to Note 26 in the consolidated financial statements).

T80  Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2019	2018	2017	2016	2015	2014	2013	2012
Net income	$8,798	$8,724	$8,243	$7,368	$7,213	$7,298	$6,610	$6,390
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	(819)	(606)	(1,259)	396	1,855	889	346	149
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1)	n/a	n/a	(55)	(172)	(480)	(38)	110	151
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1)	105	(252)	n/a	n/a	n/a	n/a	n/a	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges	708	(361)	(28)	258	55	(6)	93	116
Other comprehensive income (loss) from investments in associates	103	66	56	31	(9)	60	20	25
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	(815)	318	592	(716)	(1)	(320)	563	(747)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1)	95	60	n/a	n/a	n/a	n/a	n/a	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2)	8	(22)	(21)	(16)	15	n/a	n/a	n/a
Other comprehensive income (loss) from investments in associates	(10)	(7)	6	(10)	1	(2)	–	–
Other comprehensive income (loss)	(625)	(804)	(709)	(229)	1,436	583	1,132	(306)
Comprehensive income	$8,173	$7,920	$7,534	$7,139	$8,649	$7,881	$7,742	$6,084
Comprehensive income attributable to:
Common shareholders of the Bank	$7,786	$7,668	$7,213	$6,772	$8,408	$7,477	$7,298	$5,694
Preferred shareholders and other equity instrument holders of the Bank	182	187	129	130	117	155	217	220
Non-controlling interests in subsidiaries	205	65	192	237	124	249	227	170
Capital instrument equity holders	–	–	–	–	–	–	–	–
	$8,173	$7,920	$7,534	$7,139	$8,649	$7,881	$7,742	$6,084

(1)	The amounts for the years ended October 31, 2019 and October 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

130  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

IFRS	CGAAP

2011	2010	2009

$5,750	$4,946	$3,829
2,586	804	1,117
–	–	–
$8,336	$5,750	$4,946

21,932	19,916	18,549
(6,248)	–	–
15,684	19,916	18,549
4,965	4,239	3,547
–	(201)	(186)
(2,200)	(2,023)	(1,990)
–	–	–
(28)	1	(4)
$18,421	$21,932	$19,916

(4,051)	(3,800)	(3,596)
4,320	–	–
269	(3,800)	(3,596)
–	–	595 (6)
(766)	(251)	(799)
–	–	–
$(497)	$(4,051)	$(3,800)

25	–	–
46	25	–
25	–	–
$96	$25	$–
$26,356	$23,656	$21,062

3,975	3,710	2,860
216	–	–
(216)	–	–
409	265	850
–	–	–
$4,384	$3,975	$3,710

579	554	502
936	–	–
1,515	554	502
149	100	114
(181)	(35)	(36)
17	(40)	(26)
$1,500	$579	$554
$32,240	$28,210	$25,326

IFRS	CGAAP

2011	2010	2009
$5,330	$4,339	$3,661

(697)	(591)	(1,736)
(169)	278	894
n/a	n/a	n/a
105	62	43
–	–	–

–	–	–
n/a	n/a	n/a
n/a	n/a	n/a
–	–	–
(761)	(251)	(799)
$4,569	$4,088	$2,862

$4,199	$3,787	$2,562
216	201	186
96	100	114
58	–	–
$4,569	$4,088	$2,862

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Management’s Discussion and Analysis

T81  Other statistics

	IFRS

For the year ended October 31	2019	2018		2017		2016	2015	2014	2013	2012
Operating performance
Basic earnings per share ($)	6.72	6.90		6.55		5.80	5.70	5.69	5.15	5.27
Diluted earnings per share ($)	6.68	6.82		6.49		5.77	5.67	5.66	5.11	5.18
Return on equity (%)	13.1	14.5		14.6		13.8	14.6	16.1	16.6	19.9
Productivity ratio (%)	53.9	52.3		53.9		55.2	54.2	53.4	54.8	53.1
Return on assets (%)	0.83	0.92		0.90		0.81	0.84	0.92	0.88	0.97
Core banking margin (%)(1)	2.44	2.46		2.46		2.38	2.39	2.39	2.31	2.31
Net interest margin on total average assets (%)	n/a	n/a		n/a		n/a	n/a	n/a	n/a	n/a
Capital measures(2)
Common Equity Tier 1 (CET1) capital ratio (%)	11.1	11.1		11.5		11.0	10.3	10.8	9.1	n/a
Tier 1 capital ratio (%)	12.2	12.5		13.1		12.4	11.5	12.2	11.1	13.6
Total capital ratio (%)	14.2	14.3		14.9		14.6	13.4	13.9	13.5	16.7
Leverage ratio (%)	4.2	4.5		4.7		4.5	4.2	n/a	n/a	n/a
Common share information
Closing share price ($) (TSX)	75.54	70.65		83.28		72.08	61.49	69.02	63.39	54.25
Number of shares outstanding (millions)	1,216	1,227		1,199		1,208	1,203	1,217	1,209	1,184
Dividends paid per share ($)	3.49	3.28		3.05		2.88	2.72	2.56	2.39	2.19
Dividend yield (%)(3)	4.9	4.2		4.0		4.7	4.4	3.8	4.1	4.2
Price to earnings multiple (trailing 4 quarters)	11.2	10.2		12.7		12.4	10.8	12.1	12.3	10.3
Book value per common share ($)	52.33	49.75		46.24		43.59	40.80	36.96	33.23	28.99
Other information
Average total assets ($ millions)	1,056,063	945,683		912,619		913,844	860,607	795,641	748,901	659,538
Number of branches and offices	3,109	3,095		3,003		3,113	3,177	3,288	3,330	3,123
Number of employees	101,813	97,021	(4)	87,761	(4)	88,901	89,214	86,932	86,690	81,497
Number of automated banking machines	9,391	9,029		8,140		8,144	8,191	8,732	8,471	7,341

(1)	Refer to page 15 for a discussion of non-GAAP measures.
(2)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules. Comparative amounts for periods 2012-2009 were determined in accordance with Basel II rules.
(3)	Based on the average of the high and low common share price for the year.
(4)	Amounts have been restated to conform with current period presentation.

132  |  2019 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

IFRS	CGAAP

2011	2010	2009

4.63	3.91	3.32
4.53	3.91	3.31
20.3	18.3	16.7
54.8	52.8	54.8
0.91	0.84	0.71
2.32	n/a	n/a
n/a	1.67	1.62

n/a	n/a	n/a
12.2	11.8	10.7
13.9	13.8	12.9
n/a	n/a	n/a

52.53	54.67	45.25
1,089	1,043	1,025
2.05	1.96	1.96
3.7	3.9	5.4
11.3	14.0	13.6
24.20	22.68	20.55

586,101	515,991	513,149
2,926	2,784	2,686
75,362	70,772	67,802
6,260	5,978	5,778

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Management’s Discussion and Analysis

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2019, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian J. Porter	Raj Viswanathan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada

November 26, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

Opinion on Internal Control Over Financial Reporting

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, The Bank of Nova Scotia (the Bank) maintained, in all material respects, effective internal control over financial reporting as of October 31, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as at October 31, 2019, and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2019, and the related notes (collectively, the consolidated financial statements) and our report dated November 26, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Report on Internal Control Over Financial Reporting” above. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 26, 2019

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares and other equity instruments, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future probability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital securities and non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Core Banking Margin: This ratio represents net interest income on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in non-interest income.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership or trust and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership or trust consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Other TLAC Instruments: Prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the TLAC Guidelines.

Pacific Alliance: Comprises the countries of Chile, Colombia, Mexico and Peru.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue. A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. With respect to the Bank’s main business segments, the Bank attributes capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

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Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework. Risk-weighted assets for credit risk are calculated using formulas specified by the Basel III Framework. The formulas are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

TLAC: Total loss absorbing capacity.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

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Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel II Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

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